
ORIENTAL FINANCIAL GROUP

Annual Report 2003


03035687



Innovating Financial Services...


Our Customers' Bill of Rights

AS OUR CUSTOMER, AT ORIENTAL...

You have the right to receive courteous service

You have the right to obtain responsible guidance

You have the right to honest communication

You have the right to receive personalized advice

You have the right to easily access your banking information

You have the right to accurate financial information

You have the right to ask for explanations

You have the right to quick service

You have the right to have your privacy respected

You have the right to have your interests protected

YOUR RIGHTS. OUR COMMITMENT TO EXCELLENCE.


BANKING
INVESTMENT
MORTGAGE
INSURANCE
ORIENTAL FINANCIAL GROUP



Oriental's fingerprint on financial services in Puerto Rico is unmistakable. We are identified with the interests of our customers, increasing client awareness about their financial alternatives and opportunities. We are proud of the fact that ours is the first financial institution in Puerto Rico to articulate the rights of our clients and to commit to fulfilling those rights through teamwork at every level of banking, mortgage, financial, trust and insurance services. Each employee at Oriental has committed to delivering on the service creed represented by that Bill of Rights and carries that commitment as a reminder of the Oriental Way of meeting their responsibility to the customer.

COMO NUESTRO CLIENTE EN ORIENTAL

Tienes derecho a recibir un trato CORTES.

Tienes derecho a obtener una ORIENTACION responsable.

Tienes derecho a que te hablen con HONESTIDAD.

Tienes derecho a recibir un ASESORAMIENTO personalizado.

Tienes derecho a OBTENER tu información bancaria con facilidad.

Tienes derecho a que tu información financiera sea PRECISA.

Tienes derecho a solicitar EXPLICACIONES.

Tienes derecho a que te atiendan con RAPIDEZ.

Tienes derecho a que RESPETEN tu privacidad.

Tienes derecho a que PROTEJAN tus intereses.

TUS DERECHOS, NUESTRO COMPROMISO DE EXCELENCIA.


BANCA
INVERSIONES
HIPOTECAS


ORIENTAL GROUP

Financial Highlights

($ in thousands, except for per share results)

At Year End as of June 30th:	2003	2002	% Change
Total bank assets	$ 3,039,468	$ 2,484,310	22.3%
Trust & broker/dealer assets	2,633,356	2,500,449	5.3%
Total financial assets	$ 5,672,824	$ 4,984,759	13.8%
Capital	$ 201,680	$ 166,429	21.2%

Per Common Share: (1)	2003	2002	% Change
Income per share (diluted)	$ 2.65	$ 2.00	32.5%
Outstanding common shares (net treasuries)	17,659	17,208	2.6%
Dividends declared (common)	$ 9,413	$ 7,840	20.0%
Book value	$ 9.52	$ 7.73	23.2%
Stock price (as of 6/30)	$ 25.69	$ 20.29	26.6%

Operating Results:	2003	2002	% Change
Net interest income	$ 74,470	$ 59,000	26.2%
Provision for loan losses	$ 4,190	$ 2,117	97.9%
Non-interest income	$ 38,980	$ 31,250	24.7%
Non-interest expenses	$ 53,656	$ 48,962	9.6%
Net income	$ 51,320	$ 38,451	33.5%

(1) – Related data was adjusted to give retroactive effect to stock dividends declared on the Group's common shares.

CONTENTS

A Message to Stockholders 3
The Oriental Way 10
Board of Directors 22
Executive Team 24
Management Team 26
Officers 28
Selected Financial Data 29
Management Discussion and Analysis 30
Independent Auditors' Report 57
Notes to Financial Statements 62
General Information 90

Comparison of 11 Year Cumulative Total Return*



Among Oriental Financial Group, Inc., the S&P 500 Index, the Dow Jones U.S. Total Market Index, and a Peer Group
$2500
$2000
$1500
$1000
$500
0
Oriental Financial Group Inc.
S & P 500
Dow Jones U.S. Total Market
Peer Group **
6/92
6/93
6/94
6/95
6/96
6/97
6/98
6/99
6/00
6/01
6/02
6/03
After careful consideration Oriental Financial Group (OFG) has decided to use the same composition of companies that made up the S&P Diversified Financial Services Index although the index retired in 2002. OFG has historically used this index and sees it as an adequate representation of peer group industry guidance for OFG.

A Message to Stockholders

Another Record Year

Sparked by another outstanding year in earnings growth, the evolution of our corporate culture continued unabated with greater emphasis placed on delivering excellence in banking, mortgage, financial, trust and insurance services. Thanks to those on-going efforts, Oriental is a better bank and much more.

Net income in fiscal 2003 grew to $51.3 million, surpassing the previous year's record by 33.5 percent from $38.5 million in fiscal 2002. On a per share basis, earnings increased by 32.1 percent to reach $2.65 (fully diluted), compared to $2.00 (fully diluted) a share in fiscal 2002. (See accompanying charts)

Moreover, most of that growth continued to come from our core profit centers in banking, mortgage originations, financial, trust and insurance services. Core operating income (income before income taxes less the net gains from sales of securities, trading and derivative activities plus non-interest expenses related to stock option cancellation and other expenses) increased by 19.6 percent to $45.9 million in fiscal 2003, compared with $38.4 million in fiscal 2002.

Higher Dividend Payout

Based on this solid performance, we were able to increase our dividend payout to shareholders during fiscal 2003 by declaring a 25 percent stock dividend on outstanding common shares that effectively increased the payout by 16.4 percent, maintaining our long-standing policy of sharing growth as much as possible.

At the same time, our equity position continued to improve, with stockholders' equity reaching $201.6 mil-



José E. Fernández
CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER

lion, an increase of 21.2 percent from $166.4 million in the previous fiscal year. The increase in net income was the main driver of growth, as well as the increase in the market value and corresponding unrealized gain on investment securities available for sale.

The return on equity (ROE) for the fiscal year was 31.33 percent, which remains among the highest in the industry. Based on the 2002 ROE performance, the prestigious ABA Banking Journal ranked Oriental sixth among its top 50 banks in the nation with assets of over $1 billion in its June 2003 edition. That ranking was the highest of any bank in Puerto Rico. Similarly, our return on assets (ROA) grew to 1.88 for the 12-month period ended June 30, 2003. (See accompanying charts)

The Keys to Success

As impressive as our recent past performance has been, it is only the beginning of what can be achieved in the future as we continue to focus on better ways of serving our clients. Quality customer service, that's the Oriental Way. Better management of client relationships, that's the Oriental Way. Investing in our people and in new technologies, that's the Oriental Way. Seeking higher revenues, that's the Oriental Way.

The Board of Directors and the senior management are fully committed to the implementation of the Oriental Way and to carry it forward we have established an aggressive team concept that involves us all in learning new and better ways to perform tasks and reach objectives. At the same time, an equitable rewards system recognizes outstanding achievement at all levels, encouraging greater responsibility and accountability in meeting and exceeding the requirements of clients.

U.S. and Local Expansion

This more agile and integrated management approach enabled us to look outside of our traditional market area for expansion with the acquisition of Caribbean Pension Consultants, Inc. (CPC), in January 2003. We are pleased to welcome Bill Hummer and Patti Conway to our management team



Net Income
(Millions)
03
$51.3
02
$38.5
01
$8.5
00
$19.6
99
$27.0
Earnings Per Common Share
03
$2.65
02
$2.00
01
$0.34
00
$.95
99
$1.41

The prestigious ABA Banking Journal ranked Oriental sixth among its top 50 banks in the nation...

as a result of the acquisition. They are the president and senior vice president, respectively, of CPC who built a highly efficient operation, that caught our attention because of the synergies with the financial services we offer.

Dedicated to pension fund administration in the United States, Puerto Rico and the Caribbean for the past 25 years, this new subsidiary, located in Boca Raton, Florida, promises to provide Oriental with rational opportunities for further growth on the U.S. mainland, as well as adding to the administrative capacity to expand our trust and other related businesses for the benefit of customers in Puerto Rico and elsewhere.

Furthermore, in order to give clients in Puerto Rico greater accessibility to the full range of financial services now available from Oriental, we are planning to add 10 new financial centers on the island in the next five years.

People Drive Profits

We anticipate that those expansion plans will be realized in the most efficient and cost effective manner possible because the Oriental Way is motivating greater productivity throughout the organization. Our people are the backbone of the Oriental Way and their efficient application of resources is taking us to the next level of profitability.

The primary team driving the Oriental Way is the Executive Committee, led by José Rafael Fernández, senior executive vice president, who was given the additional responsibility of chief operating officer for taking our corporate CRM culture to that next level.

During fiscal 2003, we recruited several key executives with extensive experience in banking and financial services to further bolster our ability to effectively apply human and technological capital.

Among them are Norberto González, executive vice president and acting chief financial officer; Carlos J. Nieves, senior executive vice president of our financial services subsidiary; Rafael Cruz, senior vice president for project management; Elizabeth Crespo, vice president for consumer credit risk and Rene Colon, vice president for quality customer service.


Return on Equity
03
31.33%
02
32.47%
01
7.85%
00
18.73%
99
24.41%

We are pleased to have also reinforced our banking franchise with the addition of Nestor Vale, who will head our retail and commercial banking division as an executive vice president, and Francisco Portero, first vice president for commercial banking. Both bankers come to Oriental with extensive experience in their respective areas.

New Technology Investment

The reinforced management team is being supported by the application of a new customized computer architecture that promises to significantly improve our ability to identify and respond to the financial needs of customers more rapidly and effectively across product lines, while, at the same time, becoming more efficient in financial management.

That on-going improvement in information technologies will substantially increase our investment in new software and delivery systems over the next several years. We regard this investment to be vital to meeting our growth objectives. By streamlining the flow of information we maintain agility in the management and decision-making process for the benefit of our customers and shareholders.

In addition, more knowledge and expanded appreciation of the alternatives available is facilitating communication and rapid response between our associates and their customers, adding substantial value to the advantages of electronic transactions through the Internet. Internet banking continues to expand as a delivery channel for our products and services. The expanded application of real-time capabilities means that our services will be available seven days a week and 24 hours a day.

We believe this three-year investment in human and technological capital will take us to the next level of substantial growth for our stockholders, our associates and, most of all, our customers, who made possible the superior performance from operations in fiscal 2003.

Strong Operating Results

Our concentration on the most profitable core business areas of banking, mortgage origination and financial,


Return on Assets
03
1.88%
02
1.67%
01
0.49%
00
1.15%
99
1.84%


ORIENTAL GROUP
PLANIFICADORES FINANCIEROS

...dication to detail sets
...apart as a financial
...provider, which puts
...clients first.

We continue to emphasize building client relationships based on an integrated approach to serving financial needs.

trust and insurance services resulted in substantial gains from operations during fiscal 2003.

We are now growing from a position of strength, improving from one record-breaking year to the next — building relationships, refining marketing strategies and moving aggressively to deliver banking and financial products that respond to the needs of customers.

Net interest income after provision for loan losses increased by 23.6 percent, growing to $70.3 million in fiscal 2003, compared with $56.9 million in the previous fiscal year. Most of that growth was derived from accelerated lending activity, especially in mortgage financing, that benefited from the low interest rate environment that prevailed throughout the year. Our total loan portfolio expanded to $728.5 million in fiscal 2003, compared to $576.8 million is fiscal 2002, an increase of 26.3 percent.

Similarly, total non-interest income demonstrated healthy growth during fiscal 2003, increasing to $38.9 million, from $31.2 million a year earlier, up 24.7 percent. Such fee-based income is derived from trust, money management, brokerage and insurance services, mortgage banking activities, bank service revenues and securities, derivatives and trading activities.

Expanding Banking Franchise

These important revenue streams will grow further as we continue to emphasize building client relationships based on an integrated approach to serving financial needs. That approach caused us to become dominant in the retirement planning market over the last 19 years and it is contributing to the rapid expansion of our banking franchise in all of its aspects.

As a result, total deposits surpassed the billion-dollar mark for the first time in our history, reaching $1.044 billion in fiscal 2003, an increase of 7.8 percent from $968.9 million in fiscal 2002. Our ability to attract deposits and build relationship banking for consumer and commercial customers was enhanced during fiscal 2003 by aggressive marketing, a sub-



stantial investment in technology, the remodeling of financial centers, an expansion of the workforce and increasing variable compensation to encourage higher volume business.

These factors also contributed to our ability to grow assets. Total financial assets (including assets managed for others) increased by 13.8 percent to $5.7 billion in fiscal 2003, compared with $5.0 billion in the previous fiscal year. The increase was largely due to growth in bank assets.

A Milestone Year

Fiscal 2003 was a milestone year in positioning and defining the Oriental Way for the future. We are energizing the components for growth and greater profitability. We expect that fiscal 2004 will be another milestone year in many respects.

For one, 2004 will mark the 40th year that the Oriental name has been associated with serving the banking interests of the people of Puerto Rico. What started in 1964 as a small thrift institution founded in Humacao, in the eastern region of the island, has grown into a full service financial institution serving the entire island and markets beyond those shores.

Oriental, therefore, is one of the most mature financial institutions chartered in Puerto Rico and is reaching its prime as a customer service provider. At the same time, it is contemporary and forward-looking in attitude and outlook. Each day we rejuvenate ourselves by anticipating and fulfilling today's financial demands with the next generation of skills in technology and human resources.

That is the commitment of the Oriental Way and we greatly appreciate the support of our stockholders, our associates and, most of all, our customers, who have responded so positively to our approach in providing the best possible financial services. Thanks to all of you, we are a better bank... and much more.

José Enrique Fernández,
Chairman of the Board, President and Chief Executive Officer


PLANIFICADORES FINANCIEROS
AQUI TUS DERECHOS CUENTAN

The Oriental Way

The Oriental Way is evolving into a sales and service culture that fosters alertness, responsiveness and flexibility to speed up the cycle time of processes and decisions in meeting the total financial objectives of our customers, making possible a "can-do" attitude for further growth and expansion.

The Oriental Way is empowering people to establish beneficial relationships that distinguish us from the competition, drawing on our unique background as a provider of financial services. That differentiation sets us apart from the traditional transaction-oriented bank and enables us to focus on satisfying the total financial needs of customers.

Information technology is driving the process, but ultimately people, the clients and their advisors, determine its effectiveness. To achieve the highest possible degree of effectiveness, the Oriental Way is streamlining decision making to disperse responsibility and accountability through more and better teamwork at the point of sale.

We took the concept of customer relationship management to another level in fiscal 2003 as our managers and associates continued to refine service strategies. With more than 450 employees at 23-branch locations islandwide, plus an extensive electronic network, Oriental is at the ideal point in its growth and development to strive for and achieve constant improvement.

As these objectives come to fruition, Oriental will be more widely recognized as a financial institution with an unmatched quality service culture.

OUR CUSTOMER-CENTERED PHILOSOPHY

Oriental regards itself to be a service organization above all else. As such, we have placed the customer at the center of everything we do in meeting the financial objectives of our clients.

This customer-centered philosophy is not new at Oriental. It has been evolving ever since we began communicating



Our customer relationship managers work together to deliver the most effective financial solutions.







[illegible]8% of clients surveyed were either completely satisfied or satisfied with their savings account. [illegible]7% of our checking account customers express satisfaction. 90% of our customers would recommend doing business with Oriental.

with the community about our unique integrated approach to financial planning several years ago. That process led us to focus attention on the training of our associates to work across product lines — to not only cross sell, but also to nurture relationships that meet financial needs. The Oriental Way is institutionalizing that commitment.

Today, teams evaluate how that customer-centered philosophy can best be served. They are trained in skills and draw on the necessary resources to realize that objective.

MANAGING CUSTOMER RELATIONSHIPS

The support economy that is growing everywhere, places increasing value on successfully managing customer relationships. The application of information technologies is critical to that process. At Oriental we measure performance based on our ability to first retain relationships, then to expand relationships and finally to attract new relationships.

These goals are closely monitored through a series of performance indicators, which determine how effective we have been and where we need improvement. The process constantly seeks areas for improvement based on the feedback we get from our communications programs.

Oriental was first to educate the market about the importance of financial planning and we continue to place emphasis on increasing client awareness through seminars held at our branches. Our institutional message seeks to establish unparalleled service for the discriminating customer.

LINKING CLIENT SERVICES TO CLIENT NEEDS

More and more, customers have come to expect that their financial needs will be met at Oriental and every effort is made to assure that they are not disappointed.

GROWING CONSUMER & COMMERCIAL BANKING

The AMIGA account continued to be the most powerful product in our arsenal of consumer offerings during fiscal



Oriental was first to educate the market about the importance of financial planning and we continue to place emphasis on client awarewness.

2003. Its all encompassing nature, combining checking, investment and overdraft protection features, attracted significant growth and presented a myriad of opportunities for establishing stronger and broader customer relationships across product lines.

The network of 23 financial centers throughout the island increasingly was the staging ground for building those relationships. The facilities underwent significant improvement during fiscal 2003, making them more functional and appealing to conducting the business of clients.

Action teams at the branches are enthusiastically building those relationships. They interact with middle management teams that set targets, maintain performance standards and measure customer satisfaction. As this teamwork expanded during fiscal 2003, their combined efforts contributed to an improvement in total deposits, which rose 7.8 percent from $968.9 million in fiscal 2002 to $1.044 billion in fiscal 2003 (See accompanying chart).

In the process, more reliable service was linked to client needs for mortgage, investment, trust and insurance products, as well as the delivery of daily banking requirements, such as deposit accounts and cash management services. Bank fee income grew to $5.9 million in fiscal 2003, compared with $4.6 million the previous fiscal year, an increase of 29.4 percent.

Moreover, Oriental's on-going investment in new technology has greatly expanded electronic application for the complete service line. Our Internet banking services (www.OrientalOnline.com) are integrated to give clients easy access to their financial history and make available the full range of financial alternatives.

Oriental also continued to expand its secured lending activity in fiscal 2003 by providing highly flexible mortgage-guaranteed personal loans that enable homeowners to use the equity in their mortgages to finance various consumer activities and take advantage of the tax deduction allowed on the interest paid on mortgages in Puerto Rico.

The popularity of such financing among consumers prompted Oriental to offer similar credit facilities to


Total Deposits
(Millions)
03
02
$1.044
$968,850
$815,538
$735,041
$672,258

94% of our mortgage customers express satisfaction with the service at Oriental and 95% would recommend doing business to a friend.

commercial customers. As a result, commercial banking activity showed a solid increase during fiscal 2003 and our trained business relationship managers are actively pursuing new business opportunities, especially among professional groups.

We feel strongly that business owners in the professions can benefit from the experience and skill of our relationship managers, who apply credit-scoring methods that appropriately determine risk-reward parameters.

Furthermore, as an approved lender of the Federal Small Business Administration (SBA), Oriental provides commercial clients with access to various forms of financing and can advise business owners on sources of alternative financing for expansion that can be accessed through our investment banking operation.

At the same time, Oriental continues to offer credit facilities for the convenience of its clients through the issuance of credit cards. Oriental is working closely with merchants and other businesses as a point-of-sale issuer. Likewise, merchants and other business owners can avail themselves of the convenience and security of our direct deposit and payroll accounts.

STRENGTH IN MORTGAGE BANKING

Mortgage lending has become the largest segment of Oriental's overall loan portfolio. In fiscal 2003, mortgage loans originated amounted to $357 million, compared with $305.4 million in the previous fiscal year, an increase of 16.9 percent (See accompanying chart).

That growth was due to the low interest rate environment in the mortgage market and the typically high demand for new housing on the island. Oriental consistently invests in building relationships in the marketplace in order to expand the pipeline of new customers. Moreover, the refinancing of mortgages continued to be an important factor during fiscal 2003 as homeowners took advantage of built up equity for a variety of reasons.

Oriental caters to each segment of the mortgage market by providing a personalized, one-stop approach to carrying mortgages from application


Mortgage Loans Originated
(Millions)
03
02
01
00
99
$357
$305.4
$181.4
$128.6
$229.4

Oriental Group's Financial services subsidiary casts a wide net that encompasses every type of financial solution to meet the investment demands of customers.

to closing. That approach has become an industry standard and is very much a part of the Oriental Way of building relationships.

During fiscal 2003, the mortgage operation emphasized the expansion of its distribution channels to maximize market penetration. An important element of that building process is the development of close working relationships with realtors around the island.

We also are dedicated to homebuyer orientation through seminars, newspaper articles and television appearances that have created strong client support. We regard proper orientation to be an important factor in our ability to attract serious and qualified mortgage clients. Also, the application of new technologies has made possible instant pre-approval of mortgages in a matter of minutes for qualifying clients.

Likewise, our mortgage officers are well prepared to advise clients on the best alternatives in a given interest rate scenario. During fiscal 2003, the mortgage operation continued the certification program started a year earlier. The objective of the program is to provide our personnel with continuing education and training in all aspects of mortgage operations. They receive formal classroom instruction in 16 educational modules, as well as 20 hours of retraining each year.

Notwithstanding the growth of the mortgage market in all aspects, Oriental continued to maintain the highest standards for qualifying its mortgage clients. As a result, the quality of the portfolio remains extremely high with non-performing loans representing 0.95 percent of total assets in fiscal 2003.

TOTAL FINANCIAL SERVICES

Oriental Group's financial services subsidiary, casts a wide net that encompasses every type of financial solution to meet the investment demands of costumers.

Operating out of our San Roberto headquarters complex in San Juan and selected financial centers, Oriental Financial Services (OFS) connects our financial advisors to customers around the island, providing investment broker/dealer, trust, insurance and investment banking services.



Total financial planning for the long haul is the core concept that drives the services offered. As such, investment products for retirement have been and continue to be an important part of the service mix.

U.S. MARKET EXPANSION

Oriental's trust division is a recognized leader in that market and the acquisition of Caribbean Pension Consultants (CPC), a third party administrator of pension funds in the United States, Puerto Rico and the Caribbean, in January 2003 is proving to have significant synergies for growth. CPC is located in Boca Raton, Florida and has been in business for more than 25 years.

Immediately, the acquisition benefited Oriental by adding nearly $400 million to its asset base and provided significant economies of scale in the administration of retirement plans under the management of our trust division. A three-year business development plan is in the works that will take advantage of the foothold CPC gives us in the U.S. market.

REVITALIZING INVESTMENT BROKERAGE

Similarly, we expect the general recovery of investment markets to revitalize our investment broker/dealer operations. The weak or negative market conditions that prevailed for much of the past fiscal year had their impact on our ability to attract investment assets. Those adverse conditions caused financial assets gathered by the broker/dealer to decline to $962.9 million from $1.1 billion in the previous fiscal year (See accompanying chart).

PIONEERING RETIREMENT INVESTMENT

Oriental pioneered the concept of taking such financial services to the customer through its retirement planning campaigns that began almost two decades ago. That approach introduced a whole generation to the idea that investing is the best way to save.

Broad market acceptance of that concept has made the trust division a leader in retirement planning for


Financial Assets Gathered by Broker/Dealer
03 $962.9
02 $1,118.2
01 $1,002.3
00 $914.9
99 $885.8

In spite of general dissatisfaction with the performance of the stock market, 79% of our clients were either completely satisfied or satisfied with the services of UFS.

more than a decade. As of June 30, 2003, the trust division and the CPC subsidiary had over $1.186 billion in IRAs, 401(k) and Keogh plan assets under management, out of $1.670 billion in total assets under management. Moreover, Oriental has consistently obtained the best long-term rate of return for its customers, while maintaining the lowest cost of funds for the institution.

That leadership position continued to be enhanced in fiscal 2003 through such products as the Master IRA Plan, an umbrella program that allows investors to allocate their IRA holdings among the variety of retirement vehicles only available from Oriental.

Among Oriental's diverse IRA products, the Diversified Growth IRA (DGI) stood out in fiscal 2003. In the fiscal year that ended June 30, 2003, the DGI posted a 13.5 percent gain in value, compared to negative growth of 1.5 percent for the S&P 500 stock index. With $328 million in assets, the DGI represented almost half of the total IRA assets under management as of June 30, 2003. (See accompanying performance chart)

Such flexibility of choice remains the hallmark of the Oriental Way. Our ongoing program of seminars and conferences throughout the island continue to focus on how diversification is the key to long term financial success and OFS continues to offer the widest possible choice of quality investment instruments — from mutual funds, stocks and bonds to annuities, IRAs and Keogh plans that fit every financial scenario.

We structure investment strategies to meet the particular needs of individuals, families, professionals and business owners. The trust division also provides a complete range of fiduciary and custodial services for individuals, families and businesses. That combination, coupled with an expanding array of insurance coverage and tailored banking services provide the basis for expanding value-added customer relationships.

INSURANCE GROWTH

An increasingly important element in that total package is the potential of the Oriental Insurance subsidiary. What started in 1995 as an alliance to offer annuities and lines of life insurance has


Return on DGI vs. S&P 500
12 month period ended on June 30, 2003
13.5%
-1.5%
DGI
S&P 500
DGI continues to surpass the market.

expanded to include the distribution of property and casualty and miscellaneous lines for individual and commercial clients. Oriental's licensed insurance agents partner with our various business groups to develop new insurance business opportunities through our financial center network. For example, the synergies developed with our mortgage group have led to a majority of our mortgage clients taking property and casualty insurance through Oriental. We expect such synergies to continue to expand across business lines for further growth.

REALIZING INVESTMENT BANKING POTENTIAL

Investment banking and public finance completes the mix of financial services available from Oriental. Established in October 2000 as a division under the OFS umbrella, investment banking has the potential of becoming a more valuable tool in building customer relationships. The division can play an expanding role in bringing corporate financial planning services to our clients, acting as financial advisor in structuring debt and equity capital market issues and arranging refinancings for the private sector.

Likewise, our working relationship with Banc of America Securities, LLC, in the underwriting and marketing of public debt issues benefits Puerto Rico as a whole. Our continuing participation as a senior member of the bond syndicate of the Commonwealth of Puerto Rico resulted in our participation in over $15 billion in public finance issues since the establishment of the division.

Oriental also has acted as manager or co-manager in over $600 million in preferred stock and industrial development bond issues. Two notable accomplishments during fiscal 2003 were the designation of Banc of America Securities as book-running lead manager of the $511 million Puerto Rico Municipal Finance Agency transaction and Oriental's designation as book-running lead manager for the $162 million Puerto Rico Industrial Development Company issue, which closed at the end of July 2003.



Customer satisfaction is the greatest reward Oriental can achieve from the services it provides.

[illegible]3% of IRA holders are either completely satisfied or satisfied with service and [illegible]6% of them would recommend doing business with Oriental.

Board of Directors


1
2
5
7


3
9
4
10

1 José E. Fernández, *Chairman*
2 Julián Inclán
3 Emilio Rodríguez
4 Diego Perdomo
5 Efraín Archilla
6 Francisco Arriví
7 Pablo I. Altieri
8 Miguel Vázquez Deynes
9 Alberto Richa
10 Carlos Souffront, Esq., *Secretary*

Executive Team



1
2
3

1 Néstor Vale
Executive Vice President,
Retail Banking Division

2 José Rafael Fernández
Chief Operating Officer &
Senior Executive Vice President

3 José Fernández Richards
Senior Vice President, Marketing

4 Norberto González, CPA
Executive Vice President,
Risk Management

5 Carlos J. Nieves, CPA
Senior Executive Vice President &
COO of Oriental Financial Services Corp.

6 José E. Fernández
President, CEO & Chairman of the Board



5
4
6

Management Team



1
2
6
7
11

1 Rubén Rodríguez
Senior Vice President & Sales Manager, Financial Services

2 Elmer Garrastazú, CPA
Senior Vice President, Operations

3 Pat Dunn
Senior Vice President & Operations Principal, Oriental Financial Services Corp.

4 Frederick Rodríguez
Senior Vice President, Treasury Department

5 Juan José Santiago, CPA
Senior Vice President & Trust Officer

6 René Colón
Vice President, Quality Customer Service

7 Vanessa González
Senior Vice President, Human Resources

8 Elí Díaz
Executive Vice President, Commercial Banking Division

9 Bill Hummer
President, Caribbean Pension Consultants

10 Milton Jiménez
Senior Vice President, Management Information Systems

11 Luis Alejandro, CPA
Senior Vice President, Branch Administration

12 Juan Berríos, Esq.
Senior Vice President, Mortgage Operations

13 Marcial Díaz
Executive Vice President, Mortgage Banking


3
8
4
5
9
12

Officers

José E. Fernández
Chairman of the Board, President and Chief Executive Officer

José R. Fernández
Senior Executive Vice President and Chief Operating Officer of Oriental Financial Group

Norberto González, C.P.A
Executive Vice President and Acting Chief Financial Officer

Carlos J. Nieves, C.P.A
Executive Vice President of Oriental Financial Group, Senior Executive Vice President and Chief Operating Officer of Oriental Financial Services Corp.

Néstor Vale
Executive Vice President Banking Division

Elí E. Díaz
Executive Vice President Commercial Banking Services

Marcial Díaz
Executive Vice President Mortgage Banking Services

José E. Fernández-Richards
Senior Vice President Marketing

Juan D. Berrios, Esq.
Senior Vice President and Manager of Mortgage Operations

Elmer Garrastazu, C.P.A
Senior Vice President Financial Planning and Budgeting

Luis Alejandro, C.P.A
Senior Vice President Branch Administration

Frederick J. Rodriguez
Senior Vice President Treasury Operations

Milton Jiménez
Senior Vice President Management Information Systems

Vanessa González
Senior Vice President Human Resources Department

Juan José Santiago, C.P.A.
Senior Vice President and Trust Officer

Rubén Rodriguez
Senior Vice President and Sales Manager Insurance

Juan R. Calderón, C.P.A
Senior Vice President Internal Audit Manager

Rafael Cruz, Eng.
Senior Vice President Project Management

Francisco Portero
First Vice President Commercial Banking

Alberto Gratacós
First Vice President Business Integration

Patrick J. Dunn
Operations Principal Oriental Financial Services Corp.

John Richardson
Managing Director Investment Banking

René Colón
Vice President Quality Customer Service

Juan A. Albors
Vice President Public Finance

Rafael Santiago, C.P.A.
Vice President & Sales Manager Trust Services

Sean Miles
Vice President & Sales Manager, Oriental Financial Services Corp.

Héctor Banchs
Vice President & Senior Underwriter

Elizabeth Crespo
Vice President Consumer Credit Risk

Selected Financial Data

Five-year Period Ended June 30, 2003 (In thousands, except for per share information)

Earnings	2003	2002	2001	2000	1999
Interest income	$151,746	$141,695	$120,344	$126,226	$107,809
Interest expense	77,276	82,695	91,281	81,728	64,775
Net interest income	**74,470**	**59,000**	**29,063**	**44,498**	**43,034**
Provision for loan losses	4,190	2,117	2,903	8,150	14,473
Net interest income after provision for loan losses	**70,280**	**56,883**	**26,160**	**36,348**	**28,561**
Non-interest income	38,980	31,250	20,383	23,674	33,953
Non-interest expenses	53,656	48,962	39,228	40,348	35,610
Income before taxes	**55,604**	**39,171**	**7,315**	**19,674**	**26,904**
Income tax benefit (expense)	(4,284)	(720)	1,318	(108)	(200)
Income before cumulative effect of change in accounting principle	**51,320**	**38,451**	**8,633**	**19,566**	**26,704**
Cumulative effect of change in accounting principle, net of tax	–	–	(164)	–	–
Net Income	**51,320**	**38,451**	**8,469**	**19,566**	**26,704**
Less: dividends on preferred stock	(2,387)	(2,387)	(2,387)	(2,387)	(350)
Net income available to common shareholders	**$48,933**	**$36,064**	**$6,082**	**$17,179**	**$26,354**

Per Share and Dividends Data[1]	2003	2002	2001	2000	1999
Basic EPS before cumulative effect of change in accounting principle	**$2.81**	**$2.10**	**$0.36**	**$0.98**	**$1.47**
Basic EPS after cumulative effect of change in accounting principle	**$2.81**	**$2.10**	**$0.35**	**$0.98**	**$1.47**
Diluted EPS before cummulative effect of change in accounting principle	**$2.65**	**$2.00**	**$0.36**	**$0.95**	**$1.41**
Diluted EPS after cumulative effect of change in accounting principle	**$2.65**	**$2.00**	**$0.35**	**$0.95**	**$1.41**
Average common shares outstanding	**17,396**	**17,139**	**17,245**	**17,583**	**17,945**
Average potential common share-options	**1,091**	**864**	**313**	**516**	**800**
Average shares and shares equivalents	**18,487**	**18,003**	**17,558**	**18,099**	**18,745**
Book value per common share	**$9.52**	**$7.72**	**$4.66**	**$4.83**	**$4.69**
Market price at end of year	**$25.69**	**$20.29**	**$13.82**	**$10.50**	**$17.54**
Cash dividends declared per common share	**$0.54**	**$0.46**	**$0.44**	**$0.44**	**$0.41**
Cash dividends declared on common share	**$9,414**	**$7,840**	**$7,533**	**$7,651**	**$7,369**

(1) Per share related information has been retroactively adjusted to reflect stock splits and stock dividends, when applicable.

Year End Balances (as of June 30,):	2003	2002	2001	2000	1999
Trust assets managed	$1,670,437	$1,382,268	$1,444,534	$1,456,500	$1,380,200
Broker-dealer assets gathered	962,919	1,118,181	1,002,253	914,900	885,800
Assets managed	**2,633,356**	**2,500,449**	**2,446,787**	**2,371,400**	**2,266,000**
Group bank assets owned	3,039,468	2,484,310	2,033,706	1,847,564	1,577,767
Total financial assets managed and owned	**$5,672,824**	**$4,984,759**	**$4,480,493**	**$4,218,964**	**$3,843,767**
Investments and loans					
Investment securities	$2,232,330	$1,757,435	$1,459,991	$1,179,484	$946,411
Loans and leases (including loans held-for-sale), net	728,462	576,770	462,579	597,273	565,725
Securities and loans sold but not yet delivered	1,894	71,750	14,108	–	–
	$2,962,686	**$2,405,955**	**$1,936,678**	**$1,776,757**	**$1,512,136**
Deposits and Borrowings					
Deposits	$1,044,265	$968,850	$815,538	$735,041	$672,258
Repurchase agreements	1,400,598	996,869	915,471	816,493	596,226
Other borrowings	180,000	258,200	165,000	156,500	174,900
Securities purchased but not yet received	152,219	56,195	–	–	–
	$2,777,082	**$2,280,114**	**$1,896,009**	**$1,708,034**	**$1,443,384**
Stockholders' equity					
Equity	$33,500	$33,500	$33,500	$33,500	$33,500
Common equity	168,180	132,929	79,990	84,369	82,798
	$201,680	**$166,429**	**$113,490**	**$117,869**	**$116,298**
Capital ratios					
Leverage capital	**8.19%**	**7.80%**	**6.68%**	**7.49%**	**8.30%**
Total risk-based capital	**25.00%**	**22.10%**	**19.96%**	**29.29%**	**24.21%**
Tier 1 risk-based capital	**24.48%**	**21.76%**	**19.53%**	**30.54%**	**22.95%**

Selected Financial Ratios and Other Information:					
Return on average assets (ROA)	**1.88%**	**1.67%**	**0.49%**	**1.15%**	**1.84%**
Return on average common equity (ROE)	**31.33%**	**32.47%**	**7.85%**	**18.73%**	**24.41%**
Equity-to-assets ratio	**6.64%**	**6.69%**	**5.57%**	**6.37%**	**7.36%**
Efficiency ratio	**51.35%**	**57.22%**	**72.06%**	**58.56%**	**53.38%**
Expense ratio	**0.99%**	**1.04%**	**0.85%**	**1.00%**	**0.88%**
Interest rate spread	**2.91%**	**2.59%**	**1.52%**	**2.43%**	**2.94%**
Number of financial centers	**23**	**21**	**20**	**19**	**19**

Management's Discussion and Analysis of Financial Condition and Results of Operations



Overview of Financial Performance

Comparison of year ended June 30, 2003 and year ended June 30, 2002:

For the fiscal year ended June 30, 2003, net income was $51.3 million ($2.65 per diluted share), an increase of 33.5% compared with $38.5 million ($2.00 diluted per share) reported in fiscal year 2002. Net income for the quarter ended June 30, 2003, was $14.2 million ($0.73 diluted per share), an increase of 28.8% compared with net income of $11.0 million ($0.57 diluted per share) reported in the quarter ended June 30, 2002.

Oriental maintains an outstanding return on equity (net income to average common equity) and a superior return on assets (net income to average assets) when compared to its peer group. Return on common equity (ROE) and return on assets (ROA) for the fiscal year ended June 30, 2003 were 31.33% and 1.88%, respectively, which represent a decrease of 3.5% in ROE, from 32.47% in fiscal year 2002, and an increase of 12.6% in ROA, from 1.67% in fiscal year 2002.

Favorable interest rate levels during fiscal year 2003 combined with management's emphasis on secured lending and non-interest income (mostly fees) from operations drove the improvements in the Group's performance. For the fiscal year ended June 30, 2003, net interest income was $74.5 million, an increase of 26.2% from the $59.0 million recorded for fiscal year 2002 (see Table 1). For the quarter ended June 30, 2003, net interest income increased 8.2% to $18.2 million, compared with $16.8 million recorded in the quarter ended June 30, 2002.

The provision for loan losses for the fiscal year ended June 30, 2003 increased 97.9% to $4.2 million from $2.1 million for fiscal year 2002. The provision for loan losses increased from $425,000 in the fourth quarter of fiscal 2002 to $1.4 million in the fourth quarter of fiscal year 2003. This reflects the required reserve increase as the Group's loan portfolio keeps its growing pace and for the increases in non-performing loans and net credit losses.

Non-interest income (mostly fee income, see Table 2) also increased for the fiscal year ended June 30, 2003, growing by 24.7% to $40.0 million from $31.3 million a year earlier. The Group's business expansion strategy and the strong market acceptance of its fee-based financial planning business lines have been key factors for such increase. Securities net activity income grew by 226.1%. This increase reflects market opportunities that arose and that are consistent with the Group's investment strategies.

For the fiscal year ended June 30, 2003, mortgage-banking activity revenue was $8.0 million reflecting a decrease of 8.3% when compared with $8.7 million for the previous fiscal year. This decrease is due to management's strategy of maintaining a larger portion of its production in portfolio instead of selling it on the secondary market, consequently deferring the recognition of the amount of fees derived from the sale of loans. As a result of this strategy, the net loans receivable grew by 26.3% from $576.8 million as of June 30, 2002, to $728.5 million as of June 30, 2003 (see Table 4).

Non-interest expenses for fiscal year 2003 increased 9.6% to $53.7 million, compared to $49.0 million in the previous fiscal year, see Table 3. This increase reflects the Group's growth and increases in spending related to the expansion and improvement of its sales force, growth in the retail banking platform and continuing investment in back-office personnel, technology and infrastructure supporting risk management processes as well as recent and future growth.

Total Group financial assets (including assets managed by the trust department, the retirement plan administration subsidiary, and broker-dealer subsidiary) increased 13.8% to $5.7 billion as of June 30, 2003, compared to $5.0 billion as of June 30, 2002. Assets managed by the Group's trust department, the retirement plan administration subsidiary, and broker-dealer subsidiary increased 5.32%, year-to-year, to $2.6 billion from $2.5 billion in fiscal year 2002. This increase is mainly due to the addition of $315 million in assets managed by the recently acquired subsidiary Caribbean Pension Consultants, Inc., a retirement plan administrator located in Boca Raton, Florida. Likewise, the Group's bank assets reached $3.039 billion as of June 30, 2003, an increase of 22.3%, compared to $2.484 billion as of June 30, 2002. Major contributors to this increase were the investment securities portfolio, which increased by 27.0%, or $474.9 million, along with the loan portfolio, which increased by $151.7 million or 26.3%.

On the liability side, total deposits increased by 7.8% from $968.9 million at June 30, 2002, to $1.044 billion at June 30, 2003, as a result of the Group's aggressive expansion of its banking business within its overall strategy of positioning itself as a financial planning service provider. Total borrowings increased 25.9% from $1.255 billion at June 30, 2002, to $1.581 billion at June 30, 2003. The increase in borrowed funds was used primarily to fund the Group' investment and loan portfolio growth.

The Group continued its repurchasing program of common stock, reacquiring 97,000 shares during the fiscal year ended June 30, 2003 at an approximate cost of $2.2 million. Stockholders' equity as of June 30, 2003 was $201.7 million, increasing 21.2% from $166.4 million as of June 30, 2002. This increase mainly reflects the substantial improvement in net income, net of dividends declared and the net gain in the mark-to-market valuation of investments available-for-sale, which was partially offset by the net loss in the mark-to-market valuation of cash flow hedge derivative instruments.

On October 28, 2002, the Group declared a twenty-five percent (25%) stock split effected in the form of a dividend on outstanding common shares. Such stock split was effected on January 15, 2003.

Comparison of year ended June 30, 2002 and year ended June 30, 2001:

For the fiscal year ended June 30, 2002, net income increased to $38.5 million ($2.00 diluted per share), a 354.0%, when compared with the $8.5 million ($0.35 diluted per share) reported in fiscal year 2001. A reduction in the cost of funds combined with management's emphasis on secured lending and non-interest income (mostly fees) from operations drove the improvements in the Group's performance. For the fiscal year ended June 30, 2002, net interest income was $59.0 million, an increase of 103.0% from the $29.1 million recorded for fiscal year 2001 (see Table 1).

Non-interest income (mostly fee income, see Table 2) also demonstrated an increase for the fiscal year ended June 30, 2002, growing by 53.3% to $31.3 million from $20.4 million a year earlier. Trust, money management, brokerage and investment banking fees grew by 15.3%. This growth reflects the strong market acceptance of our fee-based financial planning business lines. Also, due to favorable market conditions in fiscal 2002, the Group benefited from a net gain of $3.5 million from securities, derivatives and trading activities, as compared to a net loss of $5.6 million in fiscal 2001.

Non-interest expenses for fiscal year 2002 increased 24.8% to $49.0 million, compared to $39.2 million in the previous fiscal year (see Table 3). This increase is attributable to the Group's strategy to continue to invest in new marketing, technology and human resources that are expected to assure the Group's long-term growth in financial planning and investment services, mortgage originations, insurance services, consumer and commercial banking and investment banking.

Total group financial assets (including assets managed by the trust department and broker-dealer subsidiary) increased 11.3% to $5.0 billion as of June 30, 2002, compared to $4.5 billion as of June 30, 2001. Assets managed by the Group's trust department and broker-dealer subsidiary increased 2.2%, year-to-year, to $2.5 billion from $2.4 billion. The small increase is mainly due to the decline of broader markets (stocks, mutual funds) experienced during fiscal year 2002. On the other hand, the Group's bank assets reached $2.484 billion as of June 30, 2002, an increase of 22.1%, compared to $2.034 billion as of June 30, 2001.

On the liability side, total deposits substantially increased by 18.8% from $815.5 million at June 30, 2001, to $968.9 million at June 30, 2002, as a result of the Group's aggressive expansion of its banking business within its overall strategy of positioning itself as a financial planning service provider.

The Group continued its repurchasing program of common stock, reacquiring 155,492 shares during the year ended June 30, 2002 for an approximate cost of $3.0 million. Stockholders' equity as of June 30, 2002 was $166.4 million, increasing 46.7% from $113.5 million as of June 30, 2001. This increase mainly reflects the substantial improvement in net income, net of dividends declared and the net gain in the mark-to-market valuation of investments available-for-sale, which was partially offset by the net loss in the mark-to-market valuation of cash flow hedge derivative instruments.

On January 29, 2002, the Group's Board of Directors declared a 10% stock dividend on outstanding common shares. Such dividend was effected on April 15, 2002.

Net Interest Income

Net interest income is affected by the difference between rates earned on the Group's interest-earning assets and rates paid on its interest-bearing liabilities (interest rate spread) and the relative amounts of its interest-earning assets and interest-bearing liabilities (interest rate margin). As further discussed in the Risk Management section of this report, the Group constantly monitors the composition and repricing of its assets and liabilities to maintain its net interest income at adequate levels. Table 1 shows the major categories of interest-earning assets and interest-bearing liabilities, their respective interest income, expenses, yields and costs, and their impact on net interest income due to changes in volume and rates.

Table 1 - Fiscal Year-to-date Analysis of Net Interest Income and Changes Due to Volume/Rate

Years Ended June 30, 2003,2002 and 2001 (Dollars in thousands)	Interest			Average Rate			Average Balance		
	2003	2002*	2001*	2003	2002*	2001*	2003	2002*	2001*
A- TAX EQUIVALENT SPREAD									
Interest-earning assets	$151,746	$141,695	$120,344	6.09%	6.54%	7.17%	$2,493,382	$2,166,516	$1,677,786
Tax equivalent adjustment	52,895	28,171	35,226	2.12%	1.30%	2.10%	–	–	–
Interest-earning assets — tax equivalent	**204,641**	**169,866**	**155,570**	**8.21%**	**7.84%**	**9.27%**	**2,493,382**	**2,166,516**	**1,677,786**
Interest-bearing liabilities	77,276	82,695	91,281	3.18%	3.95%	5.65%	2,429,373	2,091,738	1,614,893
Net interest income / spread	**$127,365**	**$87,171**	**$64,289**	**5.03%**	**3.89%**	**3.62%**	**$64,009**	**$74,778**	**$62,893**
B- NORMAL SPREAD									
Interest-earning assets:									
Investments:									
Investment securities	$100,905	$93,373	$75,172	5.61%	6.06%	6.75%	$1,799,458	$1,541,155	$1,113,667
Investment management fees	(1,443)	(1,535)	(1,016)	-0.08%	-0.10%	-0.09%	–	–	–
Total investment securities	99,462	91,838	74,156	5.53%	5.96%	6.66%	1,799,458	1,541,155	1,113,667
Trading securities	502	2,744	2,735	4.86%	6.66%	7.55%	10,332	41,186	36,223
Money market investments	296	1,058	4,691	1.93%	3.01%	5.97%	15,345	35,096	78,630
	100,260	**95,640**	**81,582**	**5.49%**	**5.91%**	**6.64%**	**1,825,135**	**1,617,437**	**1,228,520**
Loans (1):									
Real estate (2)	45,848	40,173	32,970	7.54%	8.11%	8.20%	608,189	495,631	401,916
Consumer	2,682	3,123	3,008	13.82%	14.49%	15.41%	19,404	21,549	19,517
Commercial	2,958	2,757	2,375	7.31%	8.80%	10.36%	40,477	31,345	22,926
Financing leases (3)	(2)	2	409	-1.13%	0.36%	8.34%	177	554	4,907
	51,486	**46,055**	**38,762**	**7.70%**	**8.39%**	**8.63%**	**668,247**	**549,079**	**449,266**
	151,746	**141,695**	**120,344**	**6.09%**	**6.54%**	**7.17%**	**2,493,382**	**2,166,516**	**1,677,786**
Interest-bearing liabilities:									
Deposits:									
Non-interest bearing deposits	–	–	–	0.00%	0.00%	0.00%	56,263	48,190	44,571
Now Accounts	1,054	1,511	940	1.69%	3.19%	4.29%	62,436	47,364	21,928
Savings	1,319	1,850	2,186	1.55%	2.30%	2.85%	84,874	80,400	76,658
Time and IRA accounts	31,284	30,227	33,516	3.83%	4.33%	5.89%	816,197	697,546	569,415
	33,657	**33,588**	**36,642**	**3.30%**	**3.85%**	**5.14%**	**1,019,770**	**873,500**	**712,572**
Borrowings:									
Repurchase agreements	17,362	23,883	46,727	1.50%	2.39%	5.91%	1,158,243	998,069	790,498
Interest rate risk management	16,141	15,551	1,141	1.39%	1.56%	0.14%	–	–	–
Financing fees	331	255	179	0.03%	0.03%	0.02%	–	–	–
Total repurchase agreements	**33,834**	**39,689**	**48,047**	2.92%	3.98%	6.08%	**1,158,243**	**998,069**	**790,498**
FHLB funds and term notes	7,918	8,306	6,592	3.66%	4.12%	5.90%	216,360	201,469	111,823
Subordinated capital notes	1,867	1,112	–	5.33%	5.95%	–	35,000	18,700	–
	43,619	**49,107**	**54,639**	**3.09%**	**4.03%**	**6.06%**	**1,409,603**	**1,218,238**	**902,321**
	77,276	**82,695**	**91,281**	**3.18%**	**3.95%**	**5.65%**	**2,429,373**	**2,091,738**	**1,614,893**
Net interest income / spread	**$74,470**	**$59,000**	**$29,063**	**2.91%**	**2.59%**	**1.52%**			
Interest rate margin				**2.99%**	**2.72%**	**1.73%**			
Excess of interest-earning assets over interest-bearing liabilities							**$64,009**	**$74,778**	**$62,893**
Interest-earning assets over interest-bearing liabilities ratio							**102.63%**	**103.57%**	**103.89%**

C. CHANGESIN NET INTEREST INCOME DUE TO (4):	**Fiscal 2003 versus 2002**			**Fiscal 2002 versus 2001**		
Interest Income:	**Volume**	**Rate**	**Total**	**Volume**	**Rate**	**Total**
Loans (1)	$9,404	$(3,973)	$5,431	$8,399	$(1,106)	$7,293
Investments	11,720	(7,100)	4,620	23,724	(9,666)	14,058
	21,123	**(11,072)**	**10,051**	**32,123**	**(10,772)**	**21,351**
Interest Expense:						
Deposits	5,193	(5,124)	69	7,289	(10,343)	(3,054)
Repurchase agreements	7,006	(12,861)	(5,855)	14,499	(22,857)	(8,358)
Other borrowings	1,261	(894)	367	5,021	(2,195)	2,826
	13,460	**(18,879)**	**(5,419)**	**26,809**	**(35,395)**	**(8,586)**
Net Interest Income	**$7,663**	**$7,807**	**$15,470**	**$5,314**	**$24,623**	**$29,937**

* *Certain adjustments were made to conform figures to current period presentation.*

(1) - Loans fees amounted to $2,333, $1,862 and $857 in fiscal 2003, 2002 and 2001, respectively.

(2) - Real estate averages include loans held-for-sale.

(3) - Discontinued in June 2000.

(4) - The changes that are not due sölely to volume or rate are allocated on the proportion of the change in each category.

For the fiscal year ended June 30, 2003, net interest income amounted to $74.5 million, up 26.2% from $59.0 million for the fiscal year ended June 30, 2002. This increase was due to a positive volume variance of $7.7 million and a positive rate variance of $7.8 million that also, in part, resulted from the impact of an additional Federal Reserve Board's interest rate reduction, which resulted in a lower average cost of funds (3.18% for the fiscal year ended on June 30, 2003 versus 3.95% in the same period of fiscal 2002). The Group continues its hedge strategy to lock its interest spread by increasing the volume of interest rate swaps; see "Interest Rate Risk and Assets/Liability Management".

The interest rate spread for the fiscal year ended June 30, 2003, rose 32 basis points to 2.91% compared with 2.59% for fiscal 2002. As previously mentioned, this increase was mainly due to a decrease in the average cost of funds. Table 1 shows the major categories of interest-earning assets and interest-bearing liabilities, their respective interest income, expenses, yields and costs, and their impact on net interest income due to changes in volume and rates.

The Group's interest income for the fiscal year ended June 30, 2003 increased 7.1% from $141.7 million reported in fiscal 2002, to $151.7 million. The increase in interest income resulted from a larger volume of average interest-earning assets ($2.493 billion in fiscal 2003 versus $2.167 billion in fiscal 2002) partially offset by a decline in their yield performance (6.09% in fiscal year 2003 versus 6.54% in fiscal year 2002).

Increase in interest-earning assets was concentrated on the investment portfolio and real estate loans, comprised mostly of residential mortgage loans. The average volume of total investments for the fiscal year ended June 30, 2003 grew 12.8% ($1.825 billion in fiscal 2003 versus $1.617 billion in fiscal 2002) when compared to the same period a year earlier. This increase was concentrated in mortgage-backed securities, which increased 25.1% from $1.673 billion as of June 30, 2002, to $2.093 billion as of June 30, 2003. Likewise, the average volume of real estate loans grew by 22.7% for fiscal 2003 (from $495.6 million in fiscal 2002, to $608.2 million in fiscal 2003), along with an increase in the average volume of commercial loans that grew by 29.1% in fiscal 2003, when compared with the same period in fiscal 2002 ($40.5 million in fiscal 2003 versus $31.3 million in fiscal 2002.) Most of the commercial loans are secured by real estate.

The average yield on interest-earning assets was 6.09%, 45 basis points lower than the 6.54% in fiscal 2002. The yield dilution experienced in fiscal 2003 was caused by the expansion of the Group's mortgage-backed securities investment portfolio, which carries a lower yield than the loan portfolio but provides less risk and generates a significant amount of tax-exempt income (see "Tax Equivalent Spread" on Table 1).

Interest expense continues to step down for fiscal year 2003 decreasing by 6.6% (to $77.3 million in fiscal 2003, from $82.7 million in fiscal 2002). A lower average cost of funds (3.18% for fiscal 2003 versus 3.95% for fiscal 2002), drove this decrease. Larger volumes of borrowings and deposits, which were necessary to fund the growth of the Group's investment portfolio, caused an increase in average interest-bearing liabilities. See Table 1 for the impact on interest expense due to changes in volume and rates.

The cost of short-term financing decreased substantially during fiscal 2001 and 2002 and continued to fall over the course of fiscal 2003. The average cost of borrowings for fiscal year 2003 decreased 94 basis points (from 4.03% in fiscal 2002, to 3.09% in fiscal 2003). The largest average reduction was in repurchase agreements, which decreased 106 basis points from 3.98% in fiscal 2002, to 2.92% in fiscal 2003, including hedging costs and fund management fees.

For the fiscal year ended June 30, 2002, net interest income amounted to $59.0 million, up 103.0% from $29.1 million for the fiscal year ended June 30, 2001.This increase was primarily due to a positive rate variance of $25.0 million that also, in part, resulted from the impact of the Federal Reserve Board's interest rate drop, which resulted in a lower average cost of funds (3.95% for the fiscal year ended on June 30, 2002 versus 5.65% in the same period of fiscal 2001). At the same time the Group continues its hedge strategy to lock its interest spread by increasing the volume of interest rate swaps; see "Interest Rate Risk and Assets/Liability Management".

The interest rate spread for the fiscal year ended June 30, 2002, increased 107 basis points to 2.59% compared with 1.52% for fiscal 2001. This increase was mainly due to a decrease in the average cost of funds.

Interest income for the fiscal year ended June 30, 2002 increased 17.7% from $120.3 million reported in fiscal 2001 to $141.7 million in fiscal 2002. This increase in interest income resulted from a larger volume of average interest-earning assets ($2.167 billion in fiscal 2002 versus $1.678 billion in fiscal 2001) partially offset by a decline in their yield performance (6.54% in fiscal year 2002 versus 7.17% in fiscal year 2001).

Most of the increase in interest-earning assets was concentrated on the investment portfolio and on the real estate and commercial loans portfolio. The average volume of total investments for the fiscal year ended June 30, 2002 grew 31.7% ($1.617 billion in fiscal 2002 versus $1.229 billion in fiscal 2001) when compared to the same period a year earlier. This increase was concentrated in mortgage-backed securities as the Group continued converting residential real estate loans sold in the secondary market. On the other hand, the average volume of real estate loans grew by 23.3% for fiscal 2002 (from $401.9 million in fiscal 2001, to $495.6 million in fiscal 2002), while the average volume of commercial loans grew by 36.7% in fiscal 2002, compared with the same period in fiscal 2001 ($31.3 million in fiscal 2002 versus $22.9 million in fiscal 2001.)

Average yield on interest-earning assets for fiscal year 2002 was 6.54%, 63 basis points lower than the 7.17% in fiscal 2001. The yield reduction in fiscal 2002 was in part caused by the expansion of the Group's investment portfolio, which carries a lower yield than the loan portfolio but provides less risk and generates a significant amount of tax-exempt interest (see "Tax Equivalent Spread" on Table 1).

Interest expense for fiscal 2002 decreased by 9.4% to $82.7 million in fiscal 2002, from $91.3 million in fiscal 2001. A lower average cost of funds (3.95% for fiscal 2002 versus 5.65% for fiscal 2001), drove the decreases. Larger volumes of borrowings and deposits, which were necessary to fund the growth of the Group's investment portfolio, caused an increase in average interest-bearing liabilities. See Table 1 for the impact on interest expense due to changes in volume and rates.

The cost of short-term financing decreased substantially during fiscal 2001 and also over the course of fiscal 2002. The average cost of borrowings for fiscal year 2002 decreased 203 basis points, (from 6.06% in fiscal 2001, to 4.03% in fiscal 2002). The largest average reduction was in repurchase agreements, which decreased 210 basis points from 6.08% in fiscal 2001, to 3.98% in fiscal 2002, including hedging costs and fund management fees.

Non-Interest Income

As a diversified financial services provider, the Group's earnings depend not only on the net interest income generated from its banking activities, but also from fees and other non-interest income generated from the wide array of financial services that it offers. Non-interest income, the second largest source of earnings, is affected by the level of trust assets under management, transactions generated by the gathering of financial assets and investment activities by the broker-dealer subsidiary, the level of mortgage banking activities, and fees generated from loans, deposit accounts and insurance products.

Table 2 - Non-Interest Income Summary:	2003	2002	Variance %	2001
Three-Year Period Ended June 30, 2003 *(Dollars in thousands)*				
Trust, money management, brokerage, insurance and investment banking fees	$14,472	$13,848	4.5%	$12,013
Mortgage banking activities	8,026	8,748	-8.3%	8,794
Non-banking service revenues	22,498	22,596	-0.4%	20,807
Fees on deposit accounts	4,075	2,721	49.8%	2,162
Bank service charges and commissions	1,625	1,757	-7.5%	1,654
Other operating revenues	268	133	101.5%	359
Bank service revenues	5,968	4,611	29.4%	4,175
Securities net gain (loss)	14,223	4,362	226.1%	(1,175)
Trading net gain (loss)	571	1,149	-50.3%	(484)
Derivatives net gain (loss)	(4,061)	(1,997)	103.4%	(3,919)
Securities, derivatives and trading activities	10,733	3,514	205.4%	(5,578)
Leasing revenues (discontinued in June 2000)	–	–	0.0%	65
Gain (loss) on sale of loans	–	104	-100.0%	914
Gain (loss) on sale of premises and equipment	(219)	425	-151.5%	–
Other non-interest income	(219)	529	-141.4%	979
Total non-interest income	**$38,980**	**$31,250**	**24.7%**	**$20,383**

As shown in Table 2, non-interest income for fiscal 2003 increased 24.7%, from $31.3 million to $39.0 million, when compared to fiscal 2002.

Trust, money management, brokerage, insurance and investment banking fees, one of the main components of non-interest income, increased 4.5% to $14.5 million in fiscal 2003, from $13.8 million in fiscal 2002.

Another important component of non-interest income is mortgage-banking activities. Such income decreased 8.3% in fiscal year 2003 (from $8.7 million in fiscal 2002, to $8.0 million in fiscal 2003), in spite of an increase of 17.0% in mortgage loan production (from $305.4 million in fiscal 2002, to $357.0 million in fiscal 2003). This is due to management's strategy of maintaining a larger portion of its production in portfolio instead of selling it on the secondary market, consequently deferring the recognition of the amount of fees derived from the sale of loans.

Bank service revenues, which consist primarily of fees generated by deposit accounts, electronic banking and customer services, continue experiencing a sustainable increase of 29.4% (to $6.0 million in fiscal 2003, from $4.6 million in fiscal 2002), mainly due to a 49.8% increase in fees on deposit accounts, from $2.7 million for fiscal 2002, to $4.1 million in fiscal 2003. This increase in bank service revenues was mainly driven by new deposits gathered by the Bank, led by the "Amiga" demand deposit account introduced during fiscal year 2002.

Securities, derivatives and trading activities showed a net increase of 205.4% in fiscal 2003 (to a net gain of $10.7 million in fiscal 2003 from a net gain of $3.5 in fiscal 2002), mainly driven by an increase in securities and trading net activities revenues during fiscal 2003 (from $5.5 million net gains in fiscal 2002, to $14.8 million net gains in fiscal 2003).

Securities net activities showed a 226.1% increase from a net gain of $4.4 million in fiscal 2002, to a net gain of $14.2 million in fiscal 2003, while trading net activities revenues showed a decrease of 50.3%, to a net gain of $571,000 in fiscal 2003, compared to a net gain of $1.1 million for fiscal 2002. This decrease in trading net activities revenues is mainly due to a substantial decrease in the average volume of trading portfolio from $41.2 million in fiscal 2002 to an average of $10.3 million in fiscal 2003.

Derivative activities resulted in unrealized losses of $4.1 million for fiscal 2003; while for fiscal 2002 the unrealized loss amounted to $2.0 million, an increase of 103.4%. These fluctuations are related to the mark-to-market of derivative instruments.

Non-interest income for fiscal 2002 increased 53.3% (from $20.4 million to $31.3 million), compared to fiscal 2001. Trust, money management, brokerage, insurance and investment banking fees, one of the main components of non-interest income, increased 15.3%, to $13.8 million in fiscal 2002, from $12.0 million in fiscal 2001.

The second largest component of non-interest income is mortgage-banking activities. Such income decreased 0.5% in fiscal year 2002 (from $8.8 million in fiscal 2001, to $8.7 million in fiscal 2002), in spite of an extraordinary increase of 68.4% in the mortgage loans production (from $181.4 million in fiscal 2001, to $305.4 million in fiscal 2002). This decrease reflects a lower volume of loans sold due to management's strategy of keeping a larger portion of its production in portfolio instead of selling it on the secondary market, consequently deferring the recognition of the amount of fees derived from the sale of loans.

Bank service revenues experienced a strong 10.4% increase (to $4.6 million in fiscal 2002, from $4.2 million in fiscal 2001), mainly due to a 25.9% increase in fees on deposit accounts, to $2.7 million in fiscal 2002, from $2.2 million in fiscal 2001, driven mainly by new deposits gathered by the Bank, led by its new "Amiga" demand deposit account.

Securities, derivatives and trading activities showed a net increase of 163.0% for fiscal 2002 (from a net loss of $5.6 in fiscal 2001 to a net gain of $3.5 million in fiscal 2002), mainly driven by an increase in securities and trading net activities revenues during fiscal 2002 (from $1.7 million loss in fiscal 2001, to $5.5 million gain in fiscal 2002).

Securities net activities showed a 471.2% increase to a gain of $4.4 million in fiscal 2002, from a net loss of $1.2 million in fiscal 2001, while trading net activities revenues also showed an improvement of 337.4% or a gain of $1.1 million in fiscal 2002, compared to a loss of $484,000 for fiscal 2001.

Derivative activities resulted in unrealized losses of $2.0 million in fiscal 2002 while in fiscal 2001 the unrealized losses amounted to $3.9 million, a decrease of 49.0%.

Non-Interest Expenses

The Group's proven expense discipline continues to drive its efficiency ratio to levels below its peer group and the banking industry (in fiscal year 2003 this ratio improved to 51.35% from 57.22% in fiscal 2002) through the consistent generation of revenue at a faster rate than expenses. The Group's success in controlling operating expenses comes from efficient staffing, a constant focus on process improvement and the outsourcing of certain functions.

For fiscal year 2003 non-interest expenses increased 9.6%, from $49.0 million in fiscal year 2002, to $53.7 million in fiscal year 2003, reflecting the impact of the Group's expansion strategy.

Employees' compensation and benefits is the Group's largest non-interest expense category. In fiscal year ended June 30, 2003, compensation and benefits expenses increased 19.7% to $20.6 million versus $17.2 million in fiscal 2002, reflecting an expansion of the Group's work force (refer to Table 3 for more selected data regarding employees' compensation and benefits) and main-

Table 3 - Non-Interest Expenses Summary	2003	2002	Variance %	2001
Three-Year Period Ended June 30, 2003				
(Dollars in thousands)				
Fixed compensation	$15,658	$11,531	35.8%	$10,757
Variable compensation	4,905	4,847	1.2%	3,416
Compensation and benefits (1)	20,563	16,378	25.6%	14,173
Stock option cancellation	–	800	-100.0%	1,499
Total compensation and benefits	20,563	17,178	19.7%	15,672
Occupancy and equipment	9,079	7,800	16.4%	7,141
Advertising and business promotion	7,052	6,717	5.0%	4,298
Professional and service fees	6,467	7,125	-9.2%	2,891
Communications	1,671	1,507	10.9%	1,633
Municipal and other general taxes	1,556	1,722	-9.6%	1,951
Insurance, including deposits insurance	736	569	29.3%	474
Printing, postage, stationery and supplies	1,038	791	31.2%	683
Other operating expenses	5,494	5,553	-1.1%	4,485
Other non-interest expenses	33,093	31,784	4.1%	23,556
Total non-interest expenses	**$53,656**	**$48,962**	**9.6%**	**$39,228**
Relevant ratios and data (1):				
Non-interest income to Non-interest expenses ratio	**72.65%**	**63.83%**		**51.96%**
Efficiency ratio	**51.35%**	**57.22%**		**67.83%**
Expense ratio	**0.99%**	**1.04%**		**1.00%**
Compensation and benefits to non-interest expenses (1)	**38.3%**	**33.5%**		**36.1%**
Variable compensation to total compensation (1)	**23.9%**	**29.6%**		**24.1%**
Compensation to total assets (1)	**0.68%**	**0.66%**		**0.70%**
Average compensation per employee (1)	**$40.6**	**$39.3**		**$40.2**
Average number of employees	**506**	**417**		**353**
Bank assets per employee	**$6,007**	**$5,958**		**$4,750**
Work force:				
Banking operations	423	359		314
Trust operations	57	24		27
Brokerage and Insurance operations	33	42		48
Total work force	**513**	**425**		**389**

(1) Excludes non-cash stock options cancellation charges.

taining variable compensation (commissions) at prior fiscal years' levels despite a higher volume of business. During the first quarter of fiscal 2002, the Group recognized a non-cash expense of $800,000, with a corresponding offsetting charge against additional paid-in capital, related to the cancellation by the Board of Directors of approximately 271,500 of non-vested stock options granted to its directors, officers and employees during calendar years 1999 and 1998.

Occupancy and equipment expenses increased 16.4%, from $7.8 million in fiscal 2002 to $9.1 million in fiscal 2003, as a direct result of the addition of a new branch and the relocation of a second branch to improve our retail banking platform in response to bank products demand.

During fiscal year 2003 the Group continued its aggressive promotional campaign to enhance the market recognition of new and existing products in order to increase our fee-based revenues. As a result, in such fiscal year, advertising and business promotions increased 5.0% to $7.1 million versus $6.7 million in fiscal year 2002.

The rise in communications, insurance, printing, postage, stationery and supply expenses are mainly due to the general growth in the Group's business activities, products and services offered.

The Group started a new positioning strategy during late fiscal 2001, which included the opening of two new financial centers, the remodeling of existing financial centers and office facilities, more aggressive advertising campaigns, investments in technology, professional fees for consulting engagements related to new services, the outsourcing of certain functions to provide new and better services to our customers and increased variable compensation expenses resulting from increased insurance and mortgage services. As a result, non-interest expenses increased, reflecting the impact of the Group's expansion strategy, see Table 3. In addition, professional expenses doubled normal trends due to additional charges relating to an evaluation of the Group's operations by external consultants. For the year ended June 30, 2002, the increase in non-interest expenses was 24.8% to $49.0 million, compared to $39.2 million for fiscal 2001.

Employees' compensation and benefits for the fiscal year ended June 30, 2002 increased 9.6% to $17.2 million versus $15.7 million for the same period of fiscal 2001, reflecting an expansion of the work force (refer to Table 3 for more selected data regarding employee compensation and benefits), and an increase in variable compensation (commissions) due to higher volume of business and related incentives.

Professional and service fees increased 146.5%, from $2.9 million in fiscal 2001 to $7.1 million in fiscal 2002, as a direct result of the evaluation of the Group's operations by external consultants, as previously mentioned.

Advertising and business promotions reflect the Group's emphasis on the development of an aggressive promotional campaign to enhance the market recognition of new and existing products in order to increase its fee-based revenues. In the fiscal year ended June 30, 2002, advertising and business promotions increased 56.3% to $6.7 million versus $4.3 million for 2001.

Provision for Loan Losses

The provision for loan losses increased to $4.2 million in fiscal 2003 from $2.1 million in fiscal 2002. This increase in the provision for loan losses was mainly due to the growth of the total loan portfolio, the increase in non-performing loans and to the increase experienced in net credit losses to $2.2 million in fiscal 2003, from $1.9 million in fiscal 2002 (but lower than the $6.9 million in fiscal 2001 and the $10.3 million in fiscal 2000). The increase in credit losses is mainly due to $1.4 million of net credit losses in the consumer loan portfolio, a 30.5% increase, when compared to $1.1 million net credit losses in fiscal 2002. Non-performing loans increased 43.6%, from $20.1 million as of June 30, 2002, to $28.9 million as of June 30, 2003. Most of the increase in non-performing loans came from the real estate loan portfolio, which is composed mostly of residential mortgage loans. See Table 12 for the composition of non-performing loans.

During the second quarter of fiscal 2000, the Group re-defined its lending strategy towards lower credit risk loans collateralized by real estate, while de-emphasizing unsecured personal loans and financing leases. Such strategy responded to the level of credit losses being experienced on personal loans and financing leases that significantly reduced the net margin (after credit losses) generated by such portfolio. Such strategy was further complemented with the sale of approximately $169.0 million of unsecured personal loans and financing leases on July 7, 2000, maintaining only a marginal amount of such loans and leases in its portfolio. After the sale, the Group discontinued its leasing operation.

The positive effect of the above mentioned strategy was reflected in a substantial reduction in consumer loans and financing leases net credit losses in fiscal 2002. Consumer net credit losses declined to $1.1 million in fiscal 2002 from $1.5 million in fiscal 2001 and $6.2 million in fiscal 2000. Additionally, financing leases net credit losses declined to $123,000 in fiscal 2002 from $4.7 million in fiscal 2001 and $3.7 million in fiscal 2000. Financing leases net credit losses after fiscal 2000, relate to a small portion of leases in severe delinquency that were retained by the Group after the sale of such portfolio. As previously mentioned, thereafter the Group discontinued originating financing leases and let the remaining portfolio run-off. The charge-off of such leases took place when all collection efforts were exhausted and the underlying collateral became worthless.

Please refer to the allowance for loan losses and non-performing assets section on Table 8 through Table 12 for a more detailed analysis of the allowances for loan losses, net credit losses and credit quality statistics. Also refer to section "Allowance for Loan Losses and Non-performing Assets".

Provision (Credit) for Income Taxes

For fiscal 2003, the Group recorded a $4.3 million income tax provision versus $720,000 in fiscal 2002. The current income tax provision is lower than the provision based on the statutory tax rate applicable to the Group, which is 39%, due to interest income earned on certain investments exempt for Puerto Rico income tax purposes, net of the disallowance of related expenses attributable to the exempt income. Exempt interest relates mostly to interest earned on obligations of the United States and Puerto Rico governments and certain mortgage-backed securities, including securities held by the Group's International Banking Entity. The main reason for the increase of fiscal year 2003 tax expense is the increase in income before income taxes of 42.0% when compared to fiscal 2002 results. In addition, in July 2003, the Group and the Puerto Rico Treasury Department settled an investigation of the Bank's income tax returns for the years ended June 30, 1997, 1998 and 1999 for $1.8 million.

For fiscal 2002, the Group recorded a $720,000 income tax provision, versus $1.3 million income tax benefit (credit) for 2001. The tax benefit recognized in fiscal 2001 mainly resulted from non-operating activities, primarily losses on securities, trading and derivatives activities. Furthermore, the difference between the tax credit and the maximum statutory tax rate applicable to the Group, which is 39 percent, was also attributable to tax-advantaged interest income earned on certain investments and loans, net of the disallowance of related expenses attributable to the exempt income.

Financial Condition

Group's Bank Assets

At June 30, 2003, the Group's total assets amounted to $3.039 billion, an increase of 22.3% when compared to $2.484 billion at June 30, 2002. At the same date, interest-earning assets reached $2.963 billion, up 23.1% versus $2.406 billion at June 30, 2002.

As detailed in Table 4, investments comprise the Group's largest component of interest-earning assets. It mainly consists of money market investments, mortgage-backed securities, U.S. Treasury notes, U.S. Government agencies bonds, and P.R. Government municipal bonds. See Note 3 to the Consolidated Financial Statements for more information regarding the Group's portfolio of investments.

As in prior fiscal years, a strong growth in mortgage-backed securities drove the investment portfolio's expansion, which increased 25.1% to $2.093 billion (93.8% of the total investment portfolio) from $1.673 billion (95.2% of the total investment portfolio) the year before, as the Group continued its asset liability management strategies of re-balancing its asset mix through sound and lesser-risk asset acquisitions.

Table 4 - Bank Assets Composition:	2003	2002	Variance %	2001
As of June 30, 2003, 2002 and 2001				
(Dollars in thousands)				
Investments:				
Mortgage-backed securities	$2,092,939	$1,673,131	25.1%	$1,339,219
U.S. Government and agency obligations	53,813	3,481	1445.9%	36,657
P.R. Government and agency obligations	50,208	52,706	-4.7%	8,481
Other investment securities	11,681	9,765	19.6%	9,288
Short-term investments	1,152	1,032	11.6%	51,074
FHLB stock	22,537	17,320	30.1%	15,272
Total investments	**2,232,330**	**1,757,435**	**27.0%**	**1,459,991**
Loans:				
Loans receivable	**724,295**	**570,449**	**27.0%**	**441,865**
Allowance for loan losses	(5,031)	(3,039)	65.5%	(2,856)
Loans receivable, net	**719,264**	**567,410**	**26.8%**	**439,009**
Loans held for sale	9,198	9,360	-1.7%	23,570
Total loans receivable, net	**728,462**	**576,770**	**26.3%**	**462,579**
Securities and loans sold but not yet delivered	1,894	71,750	-97.4%	**14,108**
Total securities and loans	**2,962,686**	**2,405,955**	23.1%	**1,936,678**
Other assets	76,782	78,355	-2.0%	97,028
Total assets	**$3,039,468**	**$2,484,310**	**22.3%**	**$2,033,706**
Investments portfolio composition percentages:				
Mortgage-backed securities	93.8%	95.2%		91.7%
U.S. and P.R. Government securities	4.7%	3.2%		3.1%
FHLB stock, short-term investments and other debt securities	1.5%	1.6%		5.2%
	100.0%	**100.0%**		**100.0%**

At June 30, 2003, investments by the Group which exceed 10% of the consolidated stockholders' equity are as follows:

Name of Issuer	Investment Category	Carrying Value	Fair Value
		(Dollars in Thousands)	
Residential Funding Mortgage Securities I	Available-for-Sale	$23,900	$24,184

The carrying amount of trading and available-for-sale investment securities at June 30, 2003, by contractual maturity (excluding mortgage-backed securities) are shown below:

	Carrying Amount	Weighted Average Yield
	(Dollars in thousands)	
US Government and agency obligations:		
Due after one year through five years	$53,813	3.49%
	53,813	3.49%
Puerto Rico Government and agency obligations:		
Due after one year through five years	9,960	5.89%
Due after five years through ten years	7,178	5.93%
Due after ten years	33,070	5.97%
	50,208	5.95%
Other:		
Due after ten years	10,801	8.25%
	10,801	8.25%
Total	115,702	5.90%
Mortgage-backed securities and equity securities	2,093,819	5.02%
Total investment securities	**$2,208,641**	5.46%

At June 30, 2003, the Group's loan portfolio, the second largest category of the Group's interest-earning assets, amounted to $728.5 million, 26.3% higher than the $576.8 million at June 30, 2002. The Group's loan portfolio is mainly comprised of residential loans, home equity loans, and commercial loans collateralized by real estate. As shown in Table 5, the real estate loan portfolio amounted to $670.1 million or 91% of the loan portfolio as of June 30, 2003, compared to $516.2 million or 89% of the loan portfolio at June 30, 2002, in line with the Group's lending strategy of concentrating on collateralized loan originations, primarily, residential mortgage loans and personal equity loans with mortgage collateral, as mentioned before.

The second largest component of the Group's loan portfolio is commercial loans, most of which are collateralized by real estate. At June 30, 2003, the commercial loan portfolio totaled $43.6 million (6.0% of the Group's loan portfolio), a growth of 5.7% compared to $41.2 million at June 30, 2002. The consumer loan portfolio totaled $19.8 million (3.0% of total loan portfolio at June 30, 2003).

The following table summarizes the remaining contractual maturities of the Group's total loans, excluding mortgage loans held for sale, divided to reflect cash flows as of June 30, 2003. Contractual maturities do not necessarily reflect the actual term of a loan, including prepayments.

(In thousands)		Maturities				
			After one year to five years		After five years	
	Balance outstanding at June 30, 2003	**One Year Or Less**	Fixed Interest Rates	Variable Interest Rates	Fixed Interest Rates	Variable Interest Rates
Real estate-mortgage, mainly residential	$660,874	$80,541	$279,398	$ –	$300,935	$ –
Commercial, mainly real estate	43,553	14,440		26,000		3,113
Consumer	19,826	14,104	5,484		238	
Financing leases	42	42				
Total	$724,295	$109,127	$284,882	$26,000	$301,173	$3,113

At June 30, 2002, the Group's total assets amounted to $2.484 billion (an increase of 22.2% when compared to $2.034 billion at June 30, 2002). At the same date, interest-earning assets reached $2.406 billion, up 24.2% versus $1.937 billion a year earlier. An increase in mortgage-backed securities drove the investment portfolio expansion. Mortgage-backed securities increased 24.9% to $1.673 billion (95.2% of the total investment portfolio) from $1.339 billion (91.7% of the total investment portfolio) the year before, reflecting the Group strategy of re-balancing its asset mix through sound and lesser risk asset acquisitions.

At June 30, 2002, the Group's loan portfolio amounted to $576.8 million, 24.5% higher than the $462.6 million . Late in the second quarter of fiscal 2001, the Group's loan originations changed toward collateralized loans, primarily mortgage loans and personal loans with mortgage collateral, while de-emphasizing unsecured personal loans.

Liabilities and Funding Sources

As shown in Table 6, at June 30, 2003, the Group's total liabilities reached $2.838 billion, 22.4% higher than the $2.318 billion reported a year earlier. Interest-bearing liabilities, the Group's funding sources, amounted to $2.777 billion at the end of fiscal 2003 versus $2.280 billion the year before, a 21.8% increase. The rise in deposits and repurchase agreements to fund the expansion of the loan and investment portfolios drove this growth.

Table 5- Loans Receivable Composition:	2003	2002	2001	2000	1999
Five-year Period Ended June 30, 2003					
(Dollars in thousands)					
Real estate-mortgage, mainly residential	$670,072	$516,232	$416,062	$384,024	$331,663
Consumer	19,826	22,077	22,717	89,815	122,212
Commercial, mainly real estate	43,553	41,205	25,829	24,117	10,555
Financing leases (1)	42	295	827	106,154	110,297
Total loans receivable	733,493	579,809	465,435	604,110	574,727
Allowance for loan losses	(5,031)	(3,039)	(2,856)	(6,837)	(9,002)
Loans receivable, net	**$728,462**	**$576,770**	**$462,579**	**$597,273**	**$565,725**
Loans portfolio composition percentages:					
Real estate-mortgage, mainly residential	91%	89%	89%	64%	58%
Consumer	3%	4%	5%	15%	21%
Commercial, mainly real estate	6%	7%	6%	4%	2%
Financing leases (1)	0%	0%	0%	17%	19%
Total loans receivable	100%	100%	100%	100%	100%

(1) Discontinued in June 2000.

Table 6 - Liabilities Summary and Composition:	2003	2002	Variance %	2001
As of June 30, 2003, 2002 and 2001				
(Dollars in thousands)				
Deposits:				
Non-interest bearing deposits	$63,919	$67,142	-4.8%	$46,743
Now accounts	68,389	43,738	56.4%	26,107
Savings accounts	92,206	79,269	16.3%	78,703
Time deposits and IRA accounts	817,895	777,083	5.3%	661,701
	1,042,409	**967,232**	**7.8%**	**813,254**
Accrued interest	1,856	1,618	14.7%	2,284
	1,044,265	**968,850**	**7.8%**	**815,538**
Borrowings:				
Repurchase agreements	1,400,598	996,869	40.5%	915,471
FHLB funds	130,000	208,200	-37.6%	105,000
Subordinated capital notes	35,000	35,000	0.0%	-
Term notes	15,000	15,000	0.0%	60,000
	1,580,598	**1,255,069**	**25.9%**	**1,080,471**
Securities purchased but not yet received	152,219	56,195	170.9%	-
Total deposits, borrowings and securities purchased but not yet delivered	**2,777,082**	**2,280,114**	**21.8%**	**1,896,009**
Other liabilities	60,706	37,767	60.7%	24,207
Total liabilities	**$2,837,788**	**$2,317,881**	**22.4%**	**$1,920,216**
Deposits portfolio composition percentages:				
Non-interest bearing deposits	6.1%	6.9%		5.7%
Now accounts	6.6%	4.5%		3.2%
Savings Deposits	8.8%	8.2%		9.7%
Time deposits and IRA accounts	78.5%	80.4%		81.4%
	100.0%	**100.0%**		**100.0%**
Borrowings portfolio composition percentages:				
Repurchase agreements	88.6%	79.4%		84.7%
FHLB funds	8.2%	16.6%		9.7%
Subordinated capital notes	2.2%	2.8%		0.0%
Term notes	1.0%	1.2%		5.6%
	100.0%	**100.0%**		**100.0%**
Short term borrowings				
Amount outstanding at year-end	$1,400,598	$996,869		$915,471
Daily average outstanding balance	$1,158,243	$998,069		$790,498
Maximum outstanding balance at any month-end	$1,400,598	$1,148,846		$955,745
Weighted average interest rate:				
For the year	2.92%	3.98%		6.08%
At year end	1.12%	1.84%		4.12%

Borrowings are the Group's largest interest-bearing liability component. They consist mainly of diversified funding sources through the use of Federal Home Loan Bank of New York (FHLB) advances and borrowings, repurchase agreements, term notes, subordinated capital notes, and unused lines of credit. At June 30, 2003, they amounted to $1.581 billion, 25.9% higher than the $1.255 billion at June 30, 2002. The increase, mainly in repurchase agreements, reflects the funding needed to maintain the Group's loans and investment portfolios growth as previously mentioned. Repurchase agreements as of June 30, 2003 amounted to $1.401 billion, a 40.5% increase when compared to $996.9 million as of June 30, 2002.

The FHLB system functions as a source of credit for financial institutions that are members of a regional Federal Home Loan Bank. As a member of the of the FHLB of New York, the Group can obtain advances from the FHLB, secured by the FHLB stock owned by the Group, as well as by certain of the Group's mortgage loans and investment securities. Table 6 presents the composition of the Group's other borrowings at the end of the periods analyzed.

At June 30, 2003, deposits, the second largest category of the Group's interest-bearing liabilities and a cost-effective source of funding, reached $1.044 billion, up 7.8% versus the $968.9 million at June 30, 2002. As in prior fiscal years, most of the growth was in the time deposits and IRA accounts, with an increase of $40.8 million or 5.3%, to $817.9 million as of June 30, 2003, compared to $777.1 million as of June 30, 2002. In addition, an increase of $34.4 million or 18.1%, in core low cost demand and savings deposits contributed to this growth as results of previous years advertising campaign to promote these products started to materialize. Table 6 presents the composition of the Group's deposits at the end of the periods analyzed.

At June 30, 2003, the scheduled maturities of time deposits and IRA accounts of $100,000 or more were as follows:

(In thousands)	
3 months or less	$192,629
Over 3 months through 6 months	64,093
Over 6 months through 12 months	38,044
Over 12 months	78,699
Total	**$373,465**

At June 30, 2002, the Group's total liabilities reached $2.318 billion, 20.7% higher than the $1.920 billion reported a year earlier. Interest-bearing liabilities amounted to $2.280 billion at the end of fiscal 2002 versus $1.896 billion the year before, a 20.3% increase. At June 30, 2002, borrowings amounted to $1.255 billion, 16.2% higher than the $1.080 billion at June 30, 2001, mainly in repurchase agreements, FHLB funds and the assumption of a subordinated capital note (see Note 8 to the Consolidated Financial Statements).

In the fiscal year ended June 30, 2002, deposits reached $968.9 million, up 18.8% versus the $815.5 million in the fiscal year ended June 30, 2001. Most of the growth was in the time deposits and IRA accounts, with an increase of $115.4 million or 17.4%, to $777.1 million as of June 30, 2002, compared to $661.7 million at June 30, 2001. In addition, an increase of $38.6 million or 25.5%, in core low cost demand and savings deposits contributed to this growth led by the new "Amiga" demand deposit account, which grew by $20.9 million when compared to fiscal 2001.

Stockholders' Equity

At June 30, 2003, the Group's total stockholders' equity was $201.7 million; an increase of 21.2% from the $166.4 million recorded at June 30, 2002, which in turn reflects an increase of 46.6% from the $113.5 million recorded as of June 30, 2001. In addition to earnings from operations (see "Overview of Financial Performance"), this growth reflects an increase in the unrealized gain of investment securities available-for-sale in part offset for the impact of an increase in the unrealized loss of cash flow hedge derivative instruments. For more of the Group's stockholders' equity activity, refer to Table 7 and to the Consolidated Statements of Changes in Stockholders' Equity and of Comprehensive Income included as part of the Consolidated Financial Statements and Note 2 to such financial statements.

During the fiscal year ended June 30, 2003, the Group repurchased 97,000 common shares (155,492 common shares for the fiscal year ended on June 30, 2002) bringing the total to 2,025,363 shares as of June 30, 2003, with a cost of $35.9 million (1,534,191 shares as of June 30, 2002, with a cost of $33.7 million) the number of treasury shares held by the Group. The Group's common stock is traded on the New York Stock Exchange (NYSE) under the symbol "OFG". At June 30, 2003 and 2002, the Group's market value for its outstanding common stock was $453.7 million ($25.69 per share) and $349.1 million ($20.29 per share), respectively.

During the fiscal year ended June 30, 2003, the Group declared cash dividends on its common stock amounting to $9.4 million or $0.54 per share. Furthermore, on October 28, 2002, the Group's Board of Directors declared a twenty-five percent stock split effected in the form of a dividend on outstanding common shares on January 15, 2003, in addition to the regular quarterly cash dividend. Therefore, the stock split had the effect of increasing the cash dividend by 25 percent. The dividend yield at June 30, 2003 was 2.10%. For the fiscal year ended June 30, 2002, the Group declared cash dividends, on its common stock amounting to $7.8 million or $0.46 per share. On January 29, 2002, the Group's Board of Directors declared a 10% stock dividend on outstanding common shares on April 1, 2002, (payable on April 15, 2002), in addition to the regular quarterly cash dividend. The stock dividend had the effect of increasing the total cash dividend by 10 percent. The dividend yield at June 30, 2002 was 2.27%.

The Bank is considered "well-capitalized" under the regulatory framework for prompt corrective action if they meet or exceed a Tier I risk-based capital ratio of 6%, a total risk-based capital ratio of 10% and a leverage capital ratio of 5%. In addition, the Group and the Bank should meet the following minimum capital requirements: a Tier I risk-based capital ratio of 4%, a total risk-based capital ratio of 8% and a leverage capital ratio of 4%. As shown in Table 7 and in Note 2 to the Consolidated Financial Statements, the Group and the Bank comfortably exceed these benchmarks due to the high level of capital and the quality and conservative nature of its assets.

Table 7: Capital, Dividends and Stock Data	2003	2002	%	2001
As of June 30, 2003, 2002 and 2001				
(Amounts in thousands, except per share amounts)				
Capital data:				
Stockholders' equity	$201,680	$166,429	21.2%	$113,490
Leverage Capital (minimum required - 4.00%)	8.19%	7.80%	5.0%	6.68%
Total Risk-Based Capital (minimum required - 8.00%)	25.00%	22.10%	13.1%	19.96%
Tier 1 Risk-Based capital (minimum required - 4.00%)	24.48%	21.76%	12.5%	19.53%
Stock data:				
Outstanding common shares, net of treasury (1)	17,659	17,208	2.6%	17,196
Book value (1)	$9.52	$7.72	23.3%	$4.65
Market Price at end of year (1)	$25.69	$20.29	26.6%	$13.82
Market capitalization	$453,660	$349,116	29.9%	$237,580
Common dividend data:				
Cash dividends declared	$9,415	$7,840	20.1%	$7,533
Cash dividends declared per share (1)	$0.54	$0.46	17.9%	$0.44
Payout ratio	19.24%	21.74%	-11.5%	123.86%
Dividend yield as of June 30	2.10%	2.27%	-7.4%	3.18%

(1) Data adjusted to give retroactive effect to the stock split and stock dividends declared on the Group's common stock.

The following provides the high and low prices and cash dividend per share of the Group's stock for each quarter of the last three fiscal years. Common stock prices and dividend were adjusted to give retroactive effect to the stock split and stock dividends declared on the Group's common stock.

	Price		Cash Dividend
	High	Low	Per share
Fiscal 2003:			
June 30, 2003	$ 26.34	$21.66	$0.1400
March 31, 2003	$21.73	$20.06	$0.1400
December 31, 2002	$20.61	$15.88	$0.1400
September 30, 2002	$20.19	$16.60	$0.1200
Fiscal 2002:			
June 30, 2002	$20.29	$16.04	$0.1200
March 31, 2002	$17.40	$13.33	$0.1200
December 31, 2001	$15.13	$13.02	$0.1091
September 30, 2001	$15.89	$12.22	$0.1091
Fiscal 2001:			
June 30, 2001	$13.82	$9.38	$0.1091
March 31, 2001	$10.77	$9.27	$0.1091
December 31, 2000	$10.96	$8.00	$0.1091
September 30, 2000	$11.27	$8.55	$0.1091

Group's Financial Assets

The Group's total financial assets include the Group's assets and the assets managed by the Group's trust division, the retirement plans administrator subsidiary and broker-dealer subsidiary. At June 30, 2003, they reached $5.7 billion – up 13.8% from $5.0 billion at June 30, 2002. One of the Group's financial assets components is the assets owned by the Group, of which about 99% are owned by the Group's banking subsidiary. In fiscal year 2002 the Group's total financial assets reached $5.0 billion, up 11.3% from $4.5 billion at June 30, 2001.

Another financial asset component are the assets managed by the Group's trust division and the retirement plans administrator subsidiary. The Group's trust division offers various types of IRA products and manages 401(K) and Keogh retirement plans, custodian and corporate trust accounts. As of June 30, 2003, total assets managed by the Group's trust division amounted to $1.670 billion, 20.8% higher than the $1.382 billion at June 30, 2002, primarily due to the acquisition of Caribbean Pension Consultants, Inc., a retirement plans administrator located in Boca Raton, Florida, which added approximately $325.0 million in trust assets managed. As of June 30, 2002, total assets managed by the Group's trust division amounted to $1.382 billion, 4.3% lower than the $1.445 billion at June 30, 2001, primarily due to a decline in market value in line with the decline in broader market indexes.

Finally, but not less important, the other financial asset component are the assets gathered by the Group's broker-dealer subsidiary. The Group's broker-dealer subsidiary offers a wide array of investment alternatives to its client base, such as fixed and variable annuities, tax-advantaged fixed income securities, mutual funds, stocks and bonds. At June 30, 2003, total assets gathered by the broker-dealer from its customer investment accounts decreased 13.9%, this is, from $1.118 billion as of June 30, 2002, to $962.9 million as of June 30, 2003. This decrease is mainly attributable to the overall market downturn experienced during the last year. At June 30, 2002, total assets gathered by the broker-dealer from its customer investment accounts reached $1.118 billion, up 11.6% from $1.002 billion at the end of fiscal year 2001.

Allowance for loan losses and Non-Performing Assets:

The Group maintains an allowance for loan losses at a level that management considers adequate to provide for potential losses based upon an evaluation of known and inherent risks. The Group's allowance for loan losses policy provides for a detailed quarterly analysis of possible losses. Refer to details of the methodology in this section. Tables 8 through 12 set forth an analysis of activity in the allowance for loan losses and presents selected loan loss statistics. In addition, refer to Table 5 for the composition ("mix") of the loan portfolio.

At June 30, 2003, the Group's allowance for loan losses amounted to $5.0 million or 0.69% of total loans versus $3.0 million or 0.52% of total loans at June 30, 2002, $2.9 million or 0.61% of total loans at June 30, 2001, and $6.8 million or 1.13% of total loans at June 30, 2000. The provision for loan losses increased to $4.2 million in fiscal 2003 from $2.1 million in fiscal 2002 and from $2.9 million in fiscal 2001, but declined in comparison with $8.2 million in fiscal 2000. The allowance increases in fiscal years 2003 and 2002 are directly related to the overall loan portfolio growth and the higher level of non-performing loans, mainly to non-performing secured mortgage loans. Total loans receivable increased 26.5% from $579.8 million at the end of fiscal 2002 to $733.5 million at the end of fiscal year 2003. At the end of fiscal year 2001, total loans receivable amounted to $465.4 million. Non-performing loans increased 43.6%, from $20.1 million at the end of fiscal 2002, to $28.9 million at the end of fiscal 2003. At the end of fiscal year 2001, non-performing loans amounted to $16.9 million.

The allowance declines in 2001 and 2000 were in response to the lower level of net credit losses that decreased to $1.9 million in fiscal 2002, from $6.9 million in fiscal 2001, $10.3 million in fiscal 2000 and $11.1 million in fiscal 1999. The reduction in credit losses reflects the Group's strategy implemented in fiscal 2000 to re-balance the composition of the Group's loan portfolio, toward lower credit risk loans, mostly secured by real estate.

As previously discussed, during the second quarter of fiscal 2000, the Group re-defined it lending strategy toward lower credit risk loans collateralized by real estate, while de-emphasizing unsecured personal loans and financing leases. Such strategy responded to the level of credit losses being experienced on financing leases that significantly reduced the net margin (after credit losses) generated by such portfolio. Such strategy was further complemented with the sale of approximately $169 million of unsecured personal loans and financing leases on July 7, 2000, maintaining only a marginal amount of such loans and leases in its portfolio. After the sale, the Group discontinued its leasing operation.

Also as a result of the strategy mentioned above, the loan portfolio mix and the allowance for loan losses shifted toward the lower credit risk portfolio of real estate loans (mostly residential loans); thus, improving its quality. In fiscal year 2003 real estate loans grew 29.8% from $516.2 million at the end of fiscal 2002 to $670.1 million at the end of fiscal 2003, while in fiscal year 2002 real estate loans grew 19.4% from $416.1 million at the end of fiscal 2001 to $516.2 million at the end of fiscal 2002. The portion of the allowance for loan losses related to such loans increased from $816,000 at June 30, 2001 to $1.2 million at June 30, 2002, and to $1.9 million at June 30, 2003. As a result of such growth, as shown in Tables 5 and 9, the percentage of real estate loans to total loans increased from 89% at the end of fiscal years 2001 and 2002, to 91% at the end of fiscal 2003, while the portion of the allowance for loans losses related to such loans increased from 28.6% at the end of fiscal 2001, to 39.0% at the end of fiscal 2002 and to 37.3% at the end of fiscal 2003.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The Group follows a systematic methodology to establish and evaluate the adequacy of the allowance for loan losses. This methodology consists of several key elements.

Table 8 - Allowance for Loan Losses Summary:	2003	2002	2001	2000	1999
Five-year Period Ended June 30, 2003					
(Dollars in thousands)					
Beginning balance	$3,039	$2,856	$6,837	$9,002	$5,658
Provision for loan losses	4,190	2,117	2,903	8,150	14,473
Net credit losses — see Table 10	(2,198)	(1,934)	(6,884)	(10,315)	(11,129)
End balance	**$5,031**	**$3,039**	**$2,856**	**$6,837**	**$9,002**

Table 9 - Allowance for Loan Losses Breakdown:	2003	2002	2001	2000	1999
Five-year Period Ended June 30, 2003					
(Dollars in thousands)					
Consumer	$2,263	$1,494	$1,318	$1,354	$4,186
Commercial	878	285	419	376	461
Financing leases	15	74	303	4,519	4,282
Non-real estate	**3,156**	**1,853**	**2,040**	**6,249**	**8,929**
Real estate - mortgage	1,875	1,186	816	588	73
	$5,031	**$3,039**	**$2,856**	**$6,837**	**$9,002**
Allowance composition percentage:					
Consumer	45.0%	49.2%	46.1%	19.8%	46.5%
Commercial	17.5%	9.4%	14.7%	5.5%	5.1%
Financing leases	0.2%	2.4%	10.6%	66.1%	47.6%
Non-real estate	**62.7%**	**61.0%**	**71.4%**	**91.4%**	**99.2%**
Real estate - mortgage	37.3%	39.0%	28.6%	8.6%	0.8%
	100.0%	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Allowance coverage ratio at end of year					
Applicable to:					
Real estate - mortgage (1)	0.28%	0.23%	0.20%	0.15%	0.02%
Consumer	11.4%	6.8%	5.8%	1.5%	3.4%
Commercial	2.0%	0.7%	1.6%	1.6%	4.4%
Financing leases	35.7%	25.1%	36.6%	4.3%	3.9%
Total loans	**0.69%**	**0.52%**	**0.61%**	**1.13%**	**1.57%**
Other selected data and ratios:					
Recoveries to charge-off's	29.0%	31.9%	23.8%	23.1%	17.6%
Allowance coverage ratio to:					
Non-performing loans	17.4%	15.1%	16.9%	40.5%	46.1%
Non-real estate non-performing loans	217.3%	256.2%	103.4%	82.1%	92.2%

(1) Includes loans held for sale.

Table 10 - Net Credit Losses Statistics:	2003	2002	2001	2000	1999
Five-year Period Ended June 30, 2003					
(Dollars in thousands)					
Real estate					
Charge-offs	$(5)	$(30)	$(77)	$(28)	$(2)
Recoveries	–	–	–	–	16
	(5)	**(30)**	**(77)**	**(28)**	**14**
Consumer					
Charge-offs	(1,760)	(1,531)	(2,653)	(7,803)	(6,020)
Recoveries	334	438	1,182	1,606	932
	(1,426)	**(1,093)**	**(1,471)**	**(6,197)**	**(5,088)**
Commercial					
Charge-offs	(24)	–	(222)	(45)	(11)
Recoveries	63	42	58	102	16
	39	**42**	**(164)**	**57**	**5**
Overdraft, mainly consumer					
Charge-offs	(1,168)	(858)	(636)	(608)	(408)
Recoveries	272	128	170	131	314
	(896)	**(730)**	**(466)**	**(477)**	**(94)**
Leasing					
Charge-offs	(138)	(420)	(5,442)	(4,938)	(7,059)
Recoveries	228	297	736	1,268	1,093
	90	**(123)**	**(4,706)**	**(3,670)**	**(5,966)**
Net credit losses					
Total charge-offs	(3,095)	(2,839)	(9,030)	(13,422)	(13,500)
Total recoveries	897	905	2,146	3,107	2,371
	$(2,198)	**$(1,934)**	**$(6,884)**	**$(10,315)**	**$(11,129)**
Net credit losses (recoveries) to average loans:	–	–	–	–	–
Real estate	0.00%	0.01%	0.02%	0.01%	0.00%
Consumer	7.35%	5.07%	7.54%	4.95%	4.05%
Commercial	-0.10%	-0.13%	0.72%	0.27%	-0.04%
Leasing	-50.85%	22.20%	95.90%	3.86%	4.83%
Total	**0.33%**	**0.35%**	**1.55%**	**1.79%**	**1.94%**
Average loans (1):					
Real estate	$608,189	$495,631	$401,916	$335,353	$309,909
Consumer	19,404	21,549	19,517	125,199	125,482
Commercial	40,477	31,345	22,926	21,066	13,978
Leasing	177	554	4,907	95,012	123,519
Total	**$668,247**	**$549,079**	**$449,266**	**$576,630**	**$572,888**

(1) Includes loans held for sale.

Table 11 - Non-performing Assets:	2003	2002	2001	2000	1999
Five-year Period Ended June 30, 2003					
(Dollars in thousands)					
Non-performing assets:					
Non-performing loans					
Non-accruing loans	$10,350	$10,196	$6,537	$8,844	$8,892
Accruing loans over 90 days past due	18,532	9,920	10,366	8,031	10,650
Total non-performing loans (see Table 12 below)	28,882	20,116	16,903	16,875	19,542
Foreclosed real estate	536	476	847	398	383
Repossessed autos	-	-	107	552	438
Repossessed equipment	-	-	-	2	46
Total non-performing assets	**$29,418**	**$20,592**	**$17,857**	**$17,827**	**$20,409**
Interest which could have recorded in the period if the loans had not been classified as non-accruing loans	**$648**	**$724**	**$664**	**$851**	**$810**
Non-performing assets to total assets	**0.97%**	**0.83%**	**0.88%**	**0.96%**	**1.29%**
Non-performing loans to:					
Total loans	**3.94%**	**3.47%**	**3.63%**	**2.79%**	**3.40%**
Total assets	**0.95%**	**0.81%**	**0.83%**	**0.91%**	**1.24%**
Total capital	**14.32%**	**12.09%**	**14.89%**	**14.32%**	**16.80%**

Table 12 - Non-performing Loans:	2003	2002	2001	2000	1999
Five-year Period Ended June 30, 2003					
(Dollars in thousands)					
Non-performing loans:					
Consumer	$484	$416	$588	$1,544	$942
Financing leases	19	147	640	5,878	7,652
Commercial	1,798	585	1,535	901	1,166
Other	14	38	–	–	–
Non-real estate	**2,315**	**1,186**	**2,763**	**8,323**	**9,760**
Real estate, mainly residential	26,567	18,930	14,140	8,552	9,782
Total	**$28,882**	**$20,116**	**$16,903**	**$16,875**	**$19,542**
Non-performing loans composition percentages:					
Consumer	1.7%	2.1%	3.4%	9.2%	4.8%
Financing leases	0.1%	0.7%	3.8%	34.8%	39.2%
Commercial	6.2%	2.9%	9.1%	5.3%	6.0%
Other	0.0%	0.2%	0.0%	0.0%	0.0%
Non-real estate	**8.0%**	**5.9%**	**16.3%**	**49.3%**	**50.0%**
Real estate, mainly residential	92.0%	94.1%	83.7%	50.7%	50.0%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Larger commercial loans that exhibit potential or observed credit weaknesses are subject to individual review and grading. Where appropriate, allowances are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Group.

Included in the review of individual loans are those that are impaired. A loan is considered impaired when, based on current information and events, it is probable that the Group will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent. Loans are individually evaluated for impairment, except large groups of small balance, homogeneous loans that are collectively evaluated for impairment and for loans that are recorded at fair value or at the lower of cost or market. The Group measures for impairment all commercial loans over $250,000. The portfolios of mortgages and consumer loans are considered homogeneous and are evaluated collectively for impairment. For the five-year period ended June 30, 2003, the Group determined that no specific impairment allowance was required for those loans evaluated for impairment.

For loans that are not individually graded, the Group uses a methodology that follows a loan credit risk rating process that involves dividing loans into risk categories. The following are the credit risk categories (established by the FDIC Interagency Policy Statement of 1993) used:

1. **Pass** - loans considered highly collectible due to their repayment history or current status (to be in this category a loan can not be more than 90 days past due).
2. **Special Mention** -loans with potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects of the loan.
3. **Substandard** - loans inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
4. **Doubtful** - loans that have all the weaknesses inherent in substandard, with the added characteristic that collection or liquidation in full is highly questionable and improbable.
5. **Loss** - loans considered uncollectible and of such little value that their continuance as bankable assets is not warranted.

The Group, using an aged-based rating system, applies an overall allowance percentage to each loan portfolio category based on historical credit losses adjusted for current conditions and trends. This delinquency-based calculation is the starting point for management's determination of the required level of the allowance for loan losses. Other data considered in this determination includes:

1. Overall historical loss trends; and
2. Other information, including underwriting standards, economic trends and unusual events.

Loan loss ratios and credit risk categories, are updated quarterly and are applied in the context of accounting principles generally accepted in the United States of America ("GAAP") and the Joint Interagency Guidance on the importance of depository institutions having prudent, conservative, but not excessive loan loss allowances that fall within an acceptable range of estimated losses. While management uses available information in estimating possible loan losses, future changes to the allowance may be necessary based on factors beyond the Group's control, such as factors affecting general economic conditions.

The Group's non-performing assets include non-performing loans, foreclosed real estate and other repossessed assets (see Tables 11 and 12). At June 30 2003, the Group's non-performing assets totaled $29.4 million (0.97% of total assets) versus $20.6 million (0.83% of total assets) at June 30, 2002. At June 30, 2001, non-performing assets amounted to $17.9 million (0.88% of total assets). This increase was principally due to a higher level of non-performing loans, which are mostly secured by mortgages.

At June 30, 2003, the allowance for loan losses to non-performing loans coverage ratio was 17.4% (15.1% at June 30, 2002. Excluding the lesser-risk real estate loans, the ratio is much higher, 217.3% (256.2% at June 30, 2002).

Detailed information concerning each of the items that comprise non-performing assets follows:

- **Real estate loans** - are placed in non-accrual status when they become 90 days or more past due, except for well-collateralized residential real estate loans for which recognition of interest is discontinued when other factors indicate that collection of interest or principal is doubtful, and are charged-off based on the specific evaluation of the collateral underlying the loan. At June 30, 2003, the Group's non-performing real estate loans totaled $26.6 million (92.0% of the Group's non-performing loans, compared to $18.9 million or 94.1% at June 30, 2002, and to $14.1 million or 83.7% at June 30, 2001). Non-performing loans in this category are primarily residential mortgage loans. Based on the value of the underlying collateral and the loan-to-value ratios, management considers that no significant losses will be incurred on this portfolio.

- **Commercial business loans** - are placed in non-accrual status when they become 90 days or more past due and are charged-off based on the specific evaluation of the underlying collateral. At June 30, 2003, the Group's non-performing commercial business loans amounted to $1.8 million (6.2% of the Group's non-performing loans, compared to $585,000 or 2.9% at June 30, 2002, and $1.5 million or 9.1% at June 30, 2001). Most of this portfolio is also collateralized by real estate and no significant losses are expected.

- **Consumer loans** - are placed in non-accrual status when they become 90 days past due and charged-off when payments are delinquent 120 days. At June 30, 2003, the Group's non-performing consumer loans amounted to $484,000 (1.7% of the Group's total non-performing loans, compared to $416,000 or 2.1% at June 30, 2002, and $588,000 or 3.4% at June 30, 2001).

- **Finance leases** - are placed in non-accrual status when they become 90 days past due. At June 30, 2003, the Group's non-performing financing leases portfolio amounted to $19,000 (0.1% of the Group's total non-performing loans, compared to $147,000 or 0.7% at June 30, 2002, and $640,000 or 3.8% at June 30, 2001). The underlying collateral secures these financing leases. As reported, the Group discontinued leasing operations on June 30, 2000.

- **Foreclosed real estate** - is initially recorded at the lower of the related loan balance or fair value at the date of foreclosure. Any excess of the loan balance over the fair market value of the property is charged against the allowance for loan losses. Subsequently, any excess of the carrying value over the estimated fair market value less selling cost is charged to operations. Management is actively seeking prospective buyers for these foreclosed real estate properties. Foreclosed real estate balance amounted to $536,000 at June 30, 2003, $476,000 at June 30, 2002 and $847,000 June 30, 2001.

Contractual Obligations and Commercial Commitments

As disclosed in the notes to the Consolidated Financial Statements, the Group has certain obligations and commitments to make future payments under contracts. At June 30, 2003, the aggregate contractual obligations and commercial commitments are:

Payments Due by Period (Dollars in thousands)	Total	Less than 1 year	2-5 years	After 5 years
Contractual Obligations:				
Securities sold under agreements to repurchase	$1,400,598	$1,400,598	$ –	$ –
Advances from FHLB	130,000	130,000	–	–
Term notes	15,000	–	15,000	–
Subordinated capital notes	35,000	–	–	35,000
Annual rental commitments under noncancelable operating leases	9,804	1,842	5,527	2,435
Total	$1,590,402	$1,532,440	$20,527	$37,435
Other Commercial Commitments:				
Lines of credit	$21,748	$21,748	$ –	$ –
Commitments to extend credit	5,738	5,738	–	–
Total	$27,486	$27,486	$ –	$ –

Such commitments will be funded in the normal course of business from the Bank's principal sources of funds. At June 30, 2003, the Bank had $501.0 million in time deposits and IRA accounts that mature during the following twelve months. The Bank does not anticipate any difficulty in retaining such deposits.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessary move in the same direction or with the same magnitude as the prices of goods and services since such prices are affected by inflation.

Quantitative And Qualitative Disclosures About Market Risk

Interest Rate Risk and Asset/Liability Management

The Group's interest rate risk and asset/liability management is the responsibility of the Asset and Liability Management Committee ("ALCO"), which reports to the Board of Directors and is composed of members of the Group's senior management. The principal objective of ALCO is to enhance profitability while maintaining appropriate levels of interest rate and liquidity risks. ALCO is also involved in formulating economic projections and strategies used by the Group in its planning and budgeting process. It oversees the Group's sources, uses and pricing of funds.

Interest rate risk can be defined as the exposure of the Group's operating results or financial position to adverse movements in market interest rates, which mainly occurs when assets and liabilities reprice at different times and at different rates. This difference is commonly referred to as a "maturity mismatch" or "gap". The Group employs various techniques to assess the degree of interest rate risk.

The Group is liability sensitive due to its fixed rate and medium to long-term asset composition being funded with shorter-term repricing liabilities. As a result, the Group utilizes various derivative instruments for hedging purposes, such as asset/liability management. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations and payments are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. The actual risk of loss is the cost of replacing, at market, these contracts in the event of default by the counterparties. The Group controls the credit risk of its derivative financial instrument agreements through credit approvals, limits, monitoring procedures and collateral, when considered necessary.

The Group generally uses interest rate swaps and interest rate options, such as caps and options, in managing its interest rate risk exposure. The swaps were executed to convert short-term borrowings into fixed rate liabilities for longer periods and provide protection against increases in short-term interest rates. Under these swaps, the Group pays a fixed monthly or quarterly cost and receives a floating monthly or quarterly payment based on LIBOR. Floating rate payments received from the swap counterparties correspond to the floating rate payments made on the short-term borrowings thus resulting in a net fixed rate cost to the Group (cash flow hedging instruments used to hedge a forecasted transaction). Under the caps, the Group pays an up front premium or fee for the right to receive cash flow payments in excess of the predetermined cap rate; thus, effectively capping its interest rate cost for the duration of the agreement.

The Group's swaps, excluding those used to manage exposure to the stock market, and caps outstanding and their terms at June 30, 2003 and 2002 are set forth in the table below:

(Dollars in thousands)	2003	2002
Swaps:		
Pay fixed swaps notional amount	$650,000	$500,000
Weighted average pay rate - fixed	3.97%	4.74%
Weighted average receive rate - floating	1.24%	1.84%
Maturity in months	1 to 88	1 to 100
Floating rate as a percent of LIBOR	100%	100%
Caps:		
Cap agreements notional amount	$75,000	$200,000
Cap rate	4.50%	4.81%
Current 90 day LIBOR	1.31%	1.86%
Maturity in months	10	21 to 59

The Group offers its customers certificates of deposit with an option tied to the performance of the Standard & Poor's 500 stock market index. At the end of five years, the depositor will receive a specified percentage of the average increase of the month-end value of the stock index. If the index decreases, the depositor receives the principal without any interest. The Group uses swap and option agreements with major money center banks and major broker-dealer companies to manage its exposure to changes in those indexes. Under the terms of the option agreements, the Group will receive the average increase in the month-end value of the corresponding index in exchange for a fixed premium. Under the term of the swap agreements, the Group will receive the average increase in the month-end value of the corresponding index in exchange for a quarterly fixed interest cost. The changes in fair value of the options purchased, the swap agreements and the options embedded in the certificates of deposit are recorded in earnings.

Derivatives instruments are generally negotiated over-the-counter ("OTC") contracts. Negotiated OTC derivatives are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise price and maturity.

Information pertaining to the notional amounts of the Group's derivative financial instruments as of June 30, 2003 and 2002 is as follows:

Notional Amount (In thousands)	**2003**	**2002**
Type of Contract:		
Cash Flows Hedging Activities - Interest rate swaps used to hedge a forecaste transaction - short-term borrowings	$650,000	$500,000
Derivatives Not Designated as Hedge:		
Interest rate swaps used to manage exposure to the stock market on stock indexed deposits	$7,450	$29,200
Purchased options used to manage exposure to the stock market on stock indexed deposits	232,800	196,940
Embedded options on stock indexed deposits	229,574	222,560
Caps	75,000	200,000
	$544,824	$648,700

At June 30, 2003, the contractual maturities of interest rate swaps and caps, and equity indexed options, by fiscal year were as follows:

(In thousands) Year Ending June 30,	**Cash Flows Hedging Swaps**	**Caps**	**Equity Indexed Options and Swaps Purchased**	**Embedded Options on Stock Indexed Deposits**	**Total**
2004	$200,000	$75,000	$40,750	$35,582	$351,332
2005	50,000	–	51,000	49,117	150,117
2006	250,000	–	54,150	53,678	357,828
2007	–	–	58,490	56,908	115,398
2008	–	–	35,860	34,289	70,149
2011	150,000	–	–	–	150,000
	$650,000	**$75,000**	**$240,250**	**$229,574**	**$1,194,824**

During fiscal years 2003 and 2002, $4.0 million and $2.0 million, respectively, of losses were charged to earnings and reflected as "Derivatives Activities" in the Consolidated Statements of Income. Unrealized losses of $20.2 million and $12.5 million, respectively, on derivatives designated as cash flow hedges were included in other comprehensive income during the same periods. Ineffectiveness of $17,000 was credited to earnings during fiscal year 2003. No ineffectiveness was charged to earnings during fiscal year 2002.

At June 30, 2003 and 2002, the fair value of derivatives was recognized as either assets or liabilities in the Consolidated Statements of Financial Condition as follows: the fair value of the interest rate swaps used to manage the exposure to the stock market on stock indexed deposits represented a liability of $315,804 and $1.8 million, respectively; the purchased options used to manage the exposure to the stock market on stock indexed deposits represented an asset of $7.4 million and $10.3 million, respectively, recorded in other assets; and the options sold to customers embedded in the certificates of deposit represented a liability of $7.2 million and $10.5 million, respectively, recorded in deposits. The fair value of the interest rate swaps represented a liability of $42.8 million and $22.6 million, respectively, presented in "Accrued expenses and other liabilities". The caps did not have carrying value as of June 30, 2003, and a fair value of $4.3 million as of June 30, 2002 was presented in other assets.

The adoption of SFAS No. 133 on July 1, 2000, resulted in a transition adjustment recorded as a cumulative effect of a change in accounting principle of $270,000 unrealized loss ($164,000 net of tax effect) charged to earnings and reflected in the Consolidated Statements of Income, and an $875,000 unrealized loss on derivatives ($534,000 net of tax effect) charged to other comprehensive income and reflected in the Consolidated Statements of Changes in Stockholders' Equity and of Comprehensive Income. The transition adjustment in other comprehensive income also includes an unrealized loss of $26.6 million on securities transferred from held-to-maturity to available-for-sale on July 1, 2000. As part of its interest rate risk management, during fiscal year 2000, the Group closed certain interest rate swap and cap agreements with an aggregate notional value of approximately $390.0 million. This transaction generated gains of approximately $1.7 million, which were amortized as an adjustment to the yield over the remaining original terms of the agreements.

The Group is exposed to a reduction in the level of Net Interest Income ("NII") in a rising interest rate environment. NII will fluctuate with changes in the levels of interest rate affecting interest-sensitive assets and liabilities. Both hypothetical rate scenarios consider a gradual change of 200 basis points during the twelve-month period. The decreasing rate scenario has a floor of 1%. This floor causes liabilities (already around 1%) to have little cost reduction, while the assets do have a decrease in yields, causing a small loss in declining rate simulations. These estimated changes are within the policy guidelines established by the Board of Directors. If (1) the rates in effect at year end remain constant, or increase or decrease on an instantaneous and sustained change of plus or minus 200 basis points, and (2) all scheduled repricing, reinvestments and estimated prepayments, and reissuances are constant, or increase or decrease accordingly; NII will fluctuate as shown on the following table:

Change in Interest rate	Expected NII (1)	Amount Change	Percent Change
June 30,2003:			
Base Scenario			
Flat	$98,424	$ –	0.00%
+ 200 Basis points	$93,731	$ (4,693)	-4.77%
- 200 Basis points	$93,284	$ (5,140)	-5.22%
June 30,2002:			
Base Scenario			
Flat	$79,374	$ –	0.00%
+ 200 Basis points	$74,089	$ (5,285)	-6.66%
- 200 Basis points	$81,353	$ 1,979	2.49%

Liquidity Risk Management

The objective of the Group's asset/liability management function is to maintain consistent growth in net interest income within the Group's policy limits. This objective is accomplished through management of the Group's balance sheet composition, liquidity, and interest rate risk exposure arising from changing economic conditions, interest rates and customer preferences.

The goal of liquidity management is to provide adequate funds to meet changes in loan demand or unexpected deposit withdrawals. This is accomplished by maintaining liquid assets in the form of investment securities, maintaining sufficient unused borrowing capacity in the national money markets and delivering consistent growth in core deposits. As of June 30, 2003, the Group had approximately $2.23 billion in investments available to cover liquidity needs. Additional asset-driven liquidity is provided by securitizable loan assets. These sources, in addition to the Group's 8.2% average equity capital base, provide a stable funding base.

In addition to core deposit funding, the Group also accesses a variety of other short-term and long-term funding sources. Short-term funding sources mainly include securities sold under agreements to repurchase. Borrowing funding source limits are determined annually by each counter-party and depend on the Bank's financial condition and delivery of acceptable collateral securities. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. The Group also uses the Federal Home Loan Bank (FHLB) as a funding source, issuing notes payable, such as advances, through its FHLB member subsidiary, the Bank. This funding source requires the Bank to maintain a minimum amount of qualifying collateral with a fair value of at least 110% of the outstanding advances. At June 30, 2003, the Group has an additional borrowing capacity with the FHLB of $213.2 million.

In addition, the Bank utilizes the National Certificate of Deposit ("CD") Market as a source of cost effective deposit funding in addition to local market deposit inflows. Depositors in this market consist of credit unions, banking institutions, CD brokers and some private corporations or non-profit organizations. The Bank's ability to acquire brokered deposits can be restricted if it becomes in the future less than well capitalized. An adequately-capitalized bank, by regulation, may not accept deposits from brokers unless it applies for and receives a waiver from the FDIC.

As of June 30, 2003, the Bank had lines of credit agreements with other financial institutions permitting the Bank to borrow a maximum aggregate amount of $24.4 million (no borrowings were made during the year ended June 30, 2003 under such lines of credit). The agreements provide for unsecured advances to be used by the Group on an overnight basis. Interest rate is negotiated at the time of the transaction. The credit agreements are renewable annually.

The Group's liquidity targets are reviewed monthly by the ALCO Committee and are based on the Group's commitment to make loans and investments and its ability to generate funds.

The Bank's investment portfolio at June 30, 2003 had an average maturity of 24 months. However, no assurance can be given that such levels will be maintained in future periods.

As previously discussed, the principal source of funds for the Group are dividends from the Bank. The ability of the Bank to pay dividends is restricted by regulatory authorities (see "Dividend Restrictions" under "Regulation and Supervision"). Primarily, through such dividends the Group meets its cash obligations and pays dividends to its common and preferred stockholders. Management believes that the Group will continue to meet its cash obligations as they become due and pay dividends as they are declared.

Critical Accounting Policies

The consolidated financial statements of the Group are prepared in accordance with GAAP and with general practices within the financial industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group believes that of its significant accounting policies, the following may involve a higher degree of judgement and complexity.

- **Allowance for Loan Losses** - The Group assesses the overall risks in its loan portfolio and establishes and maintains a reserve for probable losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the Group's loan portfolio. The Group's management evaluates the adequacy of the allowance for loan losses on a quarterly basis. Based on current and expected economic conditions, the expected level on net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the allowance for loan losses is adequate to absorb probable losses on its loan portfolio. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions and loan impairment measurements. Any significant changes in these considerations would have an impact on the allowance for loan losses. See Financial Condition – Allowance for Loan Losses and Non-Performing Assets and Note 1 to the consolidated financial statements – Summary of Significant Accounting Policies for a detailed description of the Group's estimation process and methodology related to the allowance for loan losses.

- **Financial Instruments** - Certain financial instruments including derivatives, hedged items and investment securities available-for-sale are recorded at fair value and unrealized gains and losses are recorded in other comprehensive income or other gains and losses as appropriate. Fair values are based on listed market prices, if available. If listed market prices are not available, fair value is determined based on other relevant factors including price quotations for similar instruments. Fair value for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments as well as time valued and yield curve or volatility factors underlying the positions. See Note 1 to the consolidated financial statements – Summary of Significant Accounting Policies for a detailed description of the Group's estimation process and methodology related to the financial instruments.

New Accounting Developments

Effective July 1, 2002, the Group adopted the following Statements of Financial Accounting Standards ("SFAS"), which did not have a material effect on the Group's financial condition or results of operations:

- SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of that statement.
- SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.
- SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions".
- SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt – an amendment of APB Opinion No. 30", which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as extraordinary item, net of related income tax effect. As a result, the criteria in Opinion No. 30 will now be used to classify those gains and losses. SFAS No.145 also amends SFAS No. 13, "Accounting for Leases", which requires that certain lease modifications that have economic effects similar to sale–leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Amendment to SFAS No. 13 became effective for transactions occurring after May 15, 2002.

Accounting for Costs Associated With Exit or Disposal Activities

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement were effective for exit or disposal activities initiated after December 31, 2002. Implementation of SFAS No. 146 did not have any effect on the Group's financial condition or results of operations.

Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9". Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72 and Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". In addition, SFAS No. 147 amends SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and-borrower-relationship intangible assets and credit cardholders intangible assets. SFAS No. 147 is effective for acquisitions or impairment measurement of above intangibles effected on or after October 1, 2002. SFAS No. 147 did not have a significant effect on the Group's financial condition or results of operations.

Interpretation No. 45 ("FIN No. 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34

In November 2002, the FASB Issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34." This interpretation elaborates on the disclosures to be made by a guarantor in the financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable for guarantees issued or modified after December 31, 2002. Adoption of the recognition, measurement and disclosure provisions of FIN No. 45 did not have a significant effect on the Group's financial condition or results of operations.

Accounting for Stock-Based Compensation —Transition and Disclosure, an amendment of FASB Statement No. 123

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation —Transition and Disclosure, an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Group has decided to continue using the intrinsic value-based method of accounting for stock-based employee compensation.

Interpretation No. 46 ("FIN No. 46"), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51

In January 2003, the FASB Issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN No. 46 addresses consolidation by business enterprises of variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not issue voting interests (or other interests with similar rights) or (b) the total equity investment at risk is not sufficient to permit the entity to finance its activities. FIN No. 46 requires an enterprise to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. Qualifying Special Purpose Entities are exempt from the consolidation requirements. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to variable interest entities created before February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003.

The Group adopted FIN No. 46 on July 1, 2003. In its current form, FIN No. 46 may require the Group to deconsolidate its investment in the Statutory Trust I in future financial statements. The potential de-consolidation of subsidiary trust of financial holding companies formed in connecting with the issuance of trust preferred securities appears to be an unintended consequence of FIN No. 46. It is currently unknown if, or when, the FASB will address this issue. In July 2003, the Board of Governors of the Federal Reserve System (the "Federal Reserve") issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further appropriate guidance. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier 1 capital for regulatory capital purposes.

SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Implementation of SFAS No. 149 is not expected to have a significant effect on the Group's financial condition or results of operations.

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures in its statement of financial condition certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Implementation of SFAS No. 150 is not expected to have a significant effect on the Group's financial condition or results of operations.

Table 13 - Selected Quarterly Financial Data:	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	YTD
Fiscal Years Ended June 30, 2003, 2002 and 2001					
(Dollars in thousands)					
Fiscal 2003					
Interest income	$37,714	$37,851	$39,121	$37,060	**$151,746**
Interest expense	19,548	19,414	19,420	18,894	**77,276**
Net interest income	**18,166**	**18,437**	**19,701**	**18,166**	**74,470**
Provision for loan losses	840	1,100	850	1,400	**4,190**
Net interest income after provision for loan losses	**17,326**	**17,337**	**18,851**	**16,766**	**70,280**
Non-interest income	7,567	8,592	8,622	14,199	**38,980**
Non-interest expenses	(12,836)	(12,471)	(13,770)	(14,579)	**(53,656)**
Income before taxes	**12,057**	**13,458**	**13,703**	**16,386**	**55,604**
Income tax expense	(483)	(943)	(697)	(2,161)	**(4,284)**
Net income	**11,574**	**12,515**	**13,006**	**14,225**	**51,320**
Less: Dividends on preferred stock	(597)	(597)	(597)	(596)	**(2,387)**
Net income available to common shareholders	**$10,977**	**$11,918**	**$12,409**	**$13,629**	**$48,933**
Per share data (1):					
Basic	$0.64	$0.69	$0.71	$0.78	**$2.81**
Diluted	$0.60	$0.65	$0.67	$0.73	**$2.65**
Average shares and shares equivalents	18,337	18,430	18,505	18,631	**18,487**
Selected Financial Ratios:					
Return on average assets (ROA)	1.84%	1.87%	1.83%	1.99%	**1.88%**
Return on average equity (ROE)	31.10%	31.25%	30.45%	32.06%	**31.33%**
Efficiency ratio	52.47%	48.76%	51.54%	55.22%	**51.35%**
Expense ratio	1.14%	0.82%	1.03%	0.99%	**0.99%**
Interest rate spread	3.08%	2.97%	2.93%	2.65%	**2.91%**
Fiscal 2002:					
Interest income	$32,945	$34,829	$36,789	$37,132	**$141,695**
Interest expense	21,940	20,586	19,824	20,345	**82,695**
Net interest income	**11,005**	**14,243**	**16,965**	**16,787**	**59,000**
Provision for loan losses	642	525	525	425	**2,117**
Net interest income after provision for loan losses	**10,363**	**13,718**	**16,440**	**16,362**	**56,883**
Non-interest income	6,764	8,177	7,394	8,915	**31,250**
Non-interest expenses	10,479	10,990	12,936	14,557	**48,962**
Income (loss) before taxes	**6,648**	**10,905**	**10,898**	**10,720**	**39,171**
Income tax expense	(39)	(532)	(471)	322	**(720)**
Net income	**6,609**	**10,373**	**10,427**	**11,042**	**38,451**
Less: Dividends on preferred stock	(597)	(597)	(596)	(597)	**(2,387)**
Net income available to common shareholders	**$6,012**	**$9,776**	**$9,831**	**$10,445**	**$36,064**
Per share data (1):					
Basic	$0.35	$0.57	$0.57	$0.60	**$2.10**
Diluted	$0.34	$0.55	$0.55	$0.57	**$2.00**
Average shares and shares equivalents	17,925	17,881	17,893	18,652	**18,003**
Selected Financial Ratios:					
Return on average assets (ROA)	1.26%	1.85%	1.71%	1.77%	**1.67%**
Return on average equity (ROE)	26.21%	38.77%	36.06%	35.08%	**32.47%**
Efficiency ratio	59.29%	52.44%	54.88%	57.44%	**57.22%**
Expense ratio	1.03%	0.85%	1.26%	1.16%	**1.04%**
Interest rate spread	2.31%	2.73%	3.08%	2.97%	**2.59%**

(1) Per share information were adjusted to give retroactive effect to the stock dividends declared on the Group's common stock.

Independent Auditors' Report



Deloitte
& Touche

To the Board of Directors and Stockholders of
Oriental Financial Group Inc.
San Juan, Puerto Rico

We have audited the accompanying consolidated statements of financial condition of Oriental Financial Group Inc. and its subsidiaries (the "Group") as of June 30, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Group for the year ended June 30, 2001, before the reclassifications described in Note 16 to the consolidated financial statements, were audited by other auditors whose report, dated August 17, 2001, expressed an unqualified opinion on those statements and included an explanatory paragraph indicating that the Group changed its method of accounting for derivative instruments effective July 1, 2000, and that the effect was accounted for as the cumulative effect of a change in accounting principle, as discussed in Note 1 to the consolidated financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Oriental Financial Group Inc. and its subsidiaries as of June 30, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustments described in Note 16 that were applied to reclassify certain amounts in the segment reporting note to the 2001 consolidated financial statements to give retroactive effect to the Group's change in reportable segments. In our opinion, such adjustments are appropriate and have been properly applied.

Deloitte & Touche LLP

San Juan, Puerto Rico
September 11, 2003

Stamp No. 1924256
affixed to original.

Deloitte
Touche
Tohmatsu

Consolidated Statements of Financial Condition

June 30, 2003, and 2002
(In thousands, except shares information)

	2003	2002
ASSETS		
Cash and due from banks	**$15,945**	**$9,280**
Investments:		
Money market investments	787	1,032
Time deposits with other banks	365	–
Short term investments	1,152	1,032
Trading securities, at fair value with amortized cost of $998 (June 30, 2002 - $9,186)	1,037	9,259
Investment securities available-for-sale, at fair value with amortized cost of $2,162,480 (June 30, 2002 - $1,695,106):		
Securities pledged that can be repledged	1,446,385	1,031,274
Other investment securities	761,219	698,550
Total investment securities available-for-sale	2,207,604	1,729,824
Federal Home Loan Bank (FHLB) stock, at cost	22,537	17,320
Total investments	**2,232,330**	**1,757,435**
Securities and loans sold but not yet delivered	**1,894**	**71,750**
Loans:		
Loans held-for-sale, at lower of cost or market	9,198	9,360
Loans receivable, net of allowance for loan losses of $5,031 (June 30, 2002 - $3,039)	719,264	567,410
Total loans, net	**728,462**	**576,770**
Accrued interest receivable	17,716	15,698
Foreclosed real estate, net	536	476
Premises and equipment, net	16,162	17,988
Other assets, net	26,423	34,913
Total assets	**$3,039,468**	**$2,484,310**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Savings and demand	$224,514	$190,149
Time and IRA accounts	817,895	777,083
	1,042,409	**967,232**
Accrued interest	1,856	1,618
Total deposits	**1,044,265**	**968,850**
Borrowings:		
Securities sold under agreements to repurchase	1,400,598	996,869
Advances from FHLB	130,000	208,200
Subordinated capital notes	35,000	35,000
Term notes	15,000	15,000
Total borrowings	**1,580,598**	**1,255,069**
Securities purchased but not yet received	152,219	56,195
Accrued expenses and other liabilities	60,706	37,767
Total liabilities	**2,837,788**	**2,317,881**
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $1 par value; 5,000,000 shares authorized; $25 liquidation value; 1,340,000 shares issued and outstanding	33,500	33,500
Common stock, $1 par value; 40,000,000 shares authorized; 19,684,343 shares issued (June 30, 2002 - 15,299,698 shares)	19,684	15,300
Additional paid-in capital	57,236	52,670
Legal surplus	21,099	15,997
Retained earnings	106,358	75,806
Treasury stock, at cost, 2,025,363 shares (June 30, 2002 - 1,534,191 shares)	(35,888)	(33,674)
Accumulated other comprehensive income (loss), net of tax effect of $1,566 (June 30, 2002 - $1,977)	(309)	6,830
Total stockholders' equity	**201,680**	**166,429**
Total liabilities and stockholders' equity	**$3,039,468**	**$2,484,310**

See notes to consolidated financial statements.

Consolidated Statements of Income

Years ended June 30, 2003, 2002 and 2001
(In thousands, except per share information)

	2003	2002	2001
Interest income:			
Loans	$51,486	$46,055	$38,762
Mortgage-backed securities	96,225	91,899	66,916
Investment securities	3,739	2,683	9,975
Short term investments	296	1,058	4,691
Total interest income	**151,746**	**141,695**	**120,344**
Interest expense:			
Deposits	33,657	33,588	36,642
Securities sold under agreements to repurchase	33,834	39,689	48,047
Other borrowed funds	7,918	8,306	6,592
Subordinated capital notes	1,867	1,112	-
Total interest expense	**77,276**	**82,695**	**91,281**
Net interest income	**74,470**	**59,000**	**29,063**
Provision for loan losses	4,190	2,117	2,903
Net interest income after provision for loan losses	**70,280**	**56,883**	**26,160**
Non-interest income (losses):			
Trust, money management, brokerage and insurance fees:			
Commissions and fees from fiduciary activities	6,891	6,014	6,532
Commissions, broker fees and other	4,753	6,065	4,391
Insurance commissions and fees	2,828	1,769	1,090
Banking service revenues	5,968	4,611	4,175
Net gain (loss) on sale and valuation:			
Mortgage banking activities	8,026	8,748	8,794
Sale of securities available-for-sale	14,223	4,362	(1,175)
Derivatives activities	(4,061)	(1,997)	(3,919)
Trading securities	571	1,149	(484)
Premises and equipment	(219)	425	-
Loans	–	104	914
Leasing revenues	–	–	65
Total non-interest income, net	**38,980**	**31,250**	**20,383**
Non-interest expenses:			
Compensation and employees' benefits	20,563	17,178	15,672
Occupancy and equipment	9,079	7,800	7,141
Advertising and business promotion	7,052	6,717	4,298
Professional and service fees	6,467	7,125	3,765
Communications	1,671	1,507	1,633
Taxes other than on income	1,556	1,722	1,951
Insurance, including deposit insurance	736	569	474
Printing, postage, stationery and supplies	1,038	791	683
Other	5,494	5,553	3,611
Total non-interest expenses	**53,656**	**48,962**	**39,228**
Income before income taxes	55,604	39,171	7,315
Income tax (expense) benefit	(4,284)	(720)	1,318
Income before cumulative effect of change in accounting principle, net of tax	**51,320**	**38,451**	**8,633**
Cumulative effect of change in accounting principle, net of tax	-	-	(164)
Net income	**51,320**	**38,451**	**8,469**
Less: Dividends on preferred stock	(2,387)	(2,387)	(2,387)
Net income available to common shareholders	**$48,933**	**$36,064**	**$6,082**
Income per common share:			
Basic before cumulative effect of change in accounting principle	**$2.81**	**$2.10**	**$0.36**
Basic after cumulative effect of change in accounting principle	**$2.81**	**$2.10**	**$0.35**
Diluted before cumulative effect of change in accounting principle	**$2.65**	**$2.00**	**$0.36**
Diluted after cumulative effect of change in accounting principle	**$2.65**	**$2.00**	**$0.35**
Average common shares outstanding	17,396	17,139	17,245
Average potential common share-options	1,091	864	313
	18,487	**18,003**	**17,558**
Cash dividends per share of common stock	**$0.54**	**$0.46**	**$0.44**

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

Years ended June 30, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
CHANGES IN STOCKHOLDERS' EQUITY:			
Preferred stock:			
Balance at beginning of year	$33,500	$33,500	$33,500
Balance at end of year	**33,500**	**33,500**	**33,500**
Common stock:			
Balance at beginning of year	15,300	13,885	13,805
Stock options exercised	520	166	80
Stock dividend and stock split effected in the form of a dividend	3,864	1,249	–
Balance at end of year	**19,684**	**15,300**	**13,885**
Additional paid-in capital:			
Balance at beginning of year	52,670	26,004	23,786
Stock options exercised	4,566	1,504	316
Stock options cancelled	–	1,054	1,902
Stock dividend	–	24,108	–
Balance at end of year	**57,236**	**52,670**	**26,004**
Legal surplus:			
Balance at beginning of year	15,997	12,118	10,578
Transfer from retained earnings	5,102	3,879	1,540
Balance at end of year	**21,099**	**15,997**	**12,118**
Retained earnings:			
Balance at beginning of year	75,806	76,818	79,809
Net income	51,320	38,451	8,469
Cash dividends declared on common stock	(9,415)	(7,840)	(7,533)
Stock dividend and stock split effected in the form of a dividend	(3,864)	(25,357)	--
Cash dividends declared on preferred stock	(2,387)	(2,387)	(2,387)
Transfer to legal surplus	(5,102)	(3,879)	(1,540)
Balance at end of year	**106,358**	**75,806**	**76,818**
Treasury stock:			
Balance at beginning of year	(33,674)	(30,651)	(27,116)
Stock purchased	(2,214)	(3,023)	(3,535)
Balance at end of year	**(35,888)**	**(33,674)**	**(30,651)**
Accumulated other comprehensive income (loss), net of deferred tax:			
Balance at beginning of year	6,830	(18,184)	(16,493)
Other comprehensive income (loss), net of tax	(7,139)	25,014	(1,691)
Balance at end of year	**(309)**	**6,830**	**(18,184)**
Total stockholders' equity	**$201,680**	**$166,429**	**$113,490**

Consolidated Statements of Comprehensive Income

Years ended June 30, 2003, 2002 and 2001 *(In thousands)*

	2003	2002	2001
COMPREHENSIVE INCOME:			
Net income:	**$51,320**	**$38,451**	**$8,469**
Other comprehensive income, net of tax:			
Unrealized gain on securities available-for-sale arising during the year	28,691	43,406	34,939
Realized (gains) losses on investment securities available-for-sale included in net income	(14,223)	(4,362)	1,175
Unrealized loss on derivatives designated as cash flows hedges arising during the year	(36,318)	(28,075)	(11,915)
Realized loss on derivatives designated as cash flow hedges included in net income	16,141	15,551	2,394
Amount reclassified into earnings during the year related to transition adjustment on derivative activities	227	751	358
Income tax effect related to unrealized gain on securities available-for-sale	(1,657)	(2,257)	(1,475)
	(7,139)	**25,014**	**25,476**
Cumulative effect of change in accounting principle, net of tax	–	–	(27,167)
Other comprehensive income (loss) for the year	**(7,139)**	**25,014**	**(1,691)**
Comprehensive income	**$44,181**	**$63,465**	**$6,778**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Fiscal Years ended June 30, 2003, 2002 and 2001 *(In thousands)*

	2003	2002	2001
Cash flows from operating activities:			
Net income	**$ 51,320**	**$ 38,451**	**$ 8,469**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Amortization of deferred loan origination fees and costs	(2,005)	(1,930)	(673)
Amortization of premiums and accretion of discounts on investment securities, net	7,086	1,870	370
Depreciation and amortization of premises and equipment	4,692	4,371	4,564
Deferred income tax expense (benefit)	76	(1,480)	(99)
Cancellation of stock options	–	1,054	1,902
Provision for:			
Loan losses	4,190	2,117	2,903
Foreclosed real estate	–	125	–
Loss (gain) on:			
Sale of securities available-for-sale	(14,223)	(4,362)	1,175
Mortgage banking activities	(8,026)	(8,748)	(8,794)
Derivatives activities	4,061	1,997	3,919
Sale of premises and equipment	219	(425)	–
Sale of loans	–	(104)	(914)
Originations of loans held-for-sale	(113,548)	(183,052)	(90,508)
Proceeds from sale of loans held-for-sale	2,867	65,650	122,800
Net decrease (increase) in:			
Trading securities	8,222	67,501	(12,317)
Accrued interest receivable	(2,018)	948	(3,161)
Other assets	4,989	(115)	(1,495)
Net increase (decrease) in:			
Accrued interest on deposits and borrowings	(384)	(1,498)	(2,547)
Other liabilities	1,625	2,890	6
Total adjustments	**(102,177)**	**(53,191)**	**17,131**
Net cash provided by (used in) operating activities	**(50,857)**	**(14,740)**	**25,600**
Cash flows from investing activities:			
Net decrease (increase) in time deposits with other banks	–	29,407	(42,124)
Purchases of:			
Investment securities available-for-sale	(1,912,359)	(949,379)	(1,104,101)
FHLB stock	(6,493)	(4,169)	(4,126)
Net purchases/redemption of equity options	(2,238)	(7,690)	(32,830)
Maturities and redemptions of:			
Investment securities available-for-sale	1,061,919	445,356	481,464
FHLB stock	1,276	2,121	–
Proceeds from sales of investment securities available-for-sale	681,234	272,012	532,442
Loan production:			
Origination and purchase of loans, excluding loans held-for-sale	(324,980)	(269,774)	(256,477)
Principal repayment of loans	168,343	144,762	60,850
Proceeds from sale of consumer loans and leases portfolio	–	–	167,900
Capital expenditures	(2,866)	(6,472)	(3,794)
Proceeds from sale of premises and equipment	–	679	–
Proceeds from sale of foreclosed real estate	–	607	–
Purchase of company, net of cash acquired	(1,592)	–	–
Net cash used in investing activities	**(337,755)**	**(342,540)**	**(200,796)**
Cash flows from financing activities:			
Net increase in:			
Demand, saving and time (including IRA accounts) deposits	78,391	174,499	76,831
Securities sold under agreements to repurchase	403,729	81,398	98,978
Proceeds from:			
Advances and borrowing from FHLB	949,700	158,200	100,000
Issuance of subordinated capital notes	–	35,000	–
Exercise of stock options	5,086	1,670	396
Repayments of:			
Advances and borrowing from FHLB	(1,027,900)	(55,000)	(65,000)
Term notes	–	(45,000)	(26,500)
Stock purchased	(2,214)	(3,023)	(3,535)
Dividends paid	(11,395)	(10,039)	(9,920)
Net cash provided by financing activities	**395,397**	**337,705**	**171,250**
Net change in cash and cash equivalents	**6,785**	**(19,575)**	**(3,946)**
Cash and cash equivalents at beginning of year	10,312	29,887	33,833
Cash and cash equivalents at end of year	**$ 17,097**	**$ 10,312**	**$ 29,887**
Cash and cash equivalents include:			
Cash and due from banks	$ 15,945	$ 9,280	$ 8,220
Short term investments	1,152	1,032	21,667
	$ 17,097	**$ 10,312**	**$ 29,887**
Supplemental Cash Flow Disclosure and Schedule of Noncash Activities:			
Interest paid	$ 76,416	$ 84,117	$ 100,530
Income taxes paid	$ 88	$ –	$ 225
Real estate loans securitized into mortgage-backed securities	$ 110,843	$ 140,464	$ 133,900
Investment securities held-to-maturity transferred to available-for-sale	$ –	$ –	$ 766,848
Accrued dividend payable	$ 2,472	$ 2,065	$ 1,877
Other comprehensive income (loss) for the year	$ (7,139)	$ 25,014	$ (1,691)
Securities and loans sold but not yet delivered	$ 1,894	$ 71,750	$ 14,108
Securities purchased but not yet received	$ 152,219	$ 56,195	$ –
Transfer from loans to foreclosed real estate	$ 571	$ 362	$ 449
Building sold through loan receivable	$ –	$ 4,795	$ –
Stock dividend and stock split	$ 3,864	$ 25,357	$ –

See notes to consolidated financial statements.

Notes to Financial Statements

As of June 30, 2003 and 2002
and for each of the three years in the
period ended June 30, 2003



1. Summary of Significant Accounting Policies

The accounting and reporting policies of Oriental Financial Group Inc. (the "Group" or "Oriental") conform to accounting principles generally accepted in the United States of America ("GAAP") and to financial services industry practices. The following is a description of the Group's most significant accounting policies:

Nature of Operations

Oriental is a financial holding company incorporated under the laws of the Commonwealth of Puerto Rico. It has five subsidiaries, Oriental Bank and Trust (the "Bank"), Oriental Financial Services Corp. ("Oriental Financial Services"), Oriental Insurance, Inc., Caribbean Pension Consultants, Inc. and Oriental Financial (PR) Statutory Trust I (the "Statutory Trust", see Note 8). Through these subsidiaries, the Group provides a wide range of financial services such as mortgage, commercial and consumer lending, financial planning, insurance sales, money management and investment brokerage services, as well as corporate and individual trust services. Note 16 to the consolidated financial statements presents further information about the operations of the Group's business segments.

Main offices for the Group and its subsidiaries are located in San Juan, Puerto Rico. The Group is subject to examination, regulation and periodic reporting under the Bank Holding Company Act of 1956, as amended, which is administered by the Board of Governors of the Federal Reserve System.

The Bank operates through twenty-three branches located throughout the island and is subject to the supervision, examination and regulation of the Office of the Commissioner of Financial Institutions of Puerto Rico and the Federal Deposit Insurance Corporation (FDIC), which insures its deposits through the Savings Association Insurance Fund (SAIF), up to $100,000 per depositor. The Bank has a wholly-owned subsidiary, Oriental Mortgage Corporation ("Oriental Mortgage"), which is currently not in operation, and it only asset is a cash account which balances as of June 30, 2003 and 2002 are not significant and it does not have results of operations for the three year period ended June 30, 2003. Oriental Financial Services is subject to the supervision, examination and regulation of the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and the Office of the Commissioner of Financial Institutions of Puerto Rico.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of derivative and trading activities.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Group and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Significant Group Concentrations of Credit Risk

Most of the Group's business activities are with customers located within Puerto Rico. Note 3 discuss the types of securities in which the Group invests. Note 5 discusses the types of lending the Group engages. The Group does not have any significant concentrations to any one industry or customer.

Cash Equivalents

For purposes of presentation in the consolidated statements of cash flows, the Group considers as cash equivalents all money market instruments that are not pledged with maturities of three months or less at the date of acquisition.

Earnings per Common Share

Basic earnings per share excludes potential dilutive common shares and is calculated by dividing net income available to common shareholders (net income reduced by dividends on preferred stock) by the weighted average of outstanding common shares. Diluted earnings per share is similar to the computation of basic earnings per share except that the weighted average of common shares is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares (options) had been issued, assuming that proceeds from exercise are used to repurchase shares in the market (treasury stock method). Any stock splits and dividends are retroactively recognized in all periods presented in the financial statements.

Securities Purchased / Sold Under Agreements to Resell / Repurchase

The Group purchases securities under agreements to resell the same or similar securities. Amounts advanced under these agreements represent short-term loans and are reflected as assets in the statements of financial condition. It is the Group's policy to take possession of securities purchased under resale agreements while the counterparty retains effective control over the securities. The Group monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requests additional collateral when deemed appropriate. The Group also sells securities under agreements to repurchase the same or similar securities. The Group retains effective control over the securities sold under these agreements; accordingly, such agreements are treated as financing agreements, and the obligations to repurchase the securities sold are reflected as liabilities. The securities underlying the financing agreements remain included in the asset accounts. The counterparty to repurchase agreements generally has the right to re-pledge the securities received as collateral.

The Group evaluates its securities available-for-sale and held-to-maturity for impairment. An impairment charge in the consolidated statement of income is recognized when the decline in the fair value of investments below their cost basis is judged to be other-than-temporary. The Group considers various factors in determining whether it should recognize an impairment charge, including, but not limited to the length of time and extend to which the fair value has been less than its cost basis, and in market value. For debt securities the Group also considers, among other factors, the investees repayment ability on its bond obligations and its cash and capital generation ability.

Investment Securities

Securities are classified as held-to-maturity, available-for-sale or trading. Securities for which the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. At June 30, 2003 and 2002, the Group had no held-to-maturity securities. Securities that might be sold prior to maturity because of interest rate changes, to meet liquidity needs, or to better match the repricing characteristics of funding sources are classified as available-for-sale. These securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported net of tax in other comprehensive income.

The Group classifies as trading those securities that are acquired and held principally for the purpose of selling them in the near future. These securities are carried at fair value with realized and unrealized changes in fair value included in earnings in the period in which the changes occur. Interest revenue arising from trading instruments is included in the statement of income as part of interest income.

The Group's investment in the Federal Home Loan Bank (FHLB) of New York stock has no readily determinable fair value and can only be sold back to the FHLB at cost. Therefore, the carrying value represents its fair value.

Premiums and discounts are amortized to interest income over the life of the related securities using the interest method. Net realized gains or losses on sales of investment securities and unrealized loss valuation adjustments considered other than temporary, if any, on securities classified as either available-for-sale or held-to-maturity are reported separately in the statement of income. The cost of securities sold is determined on the specific identification method.

The Group evaluates its securities available-for-sale and held-to-maturity for impairment. An impairment charge in the consolidated statements of income is recognized when the decline in the fair value of investments below their cost basis is judged to be other-than-temporary. The Group considers various factors in determining whether it should recognize an impairment charge, including, but not limited to the length of time and extent to which the fair value has been less than its cost basis, and in market value. For debt securities, the Group also considers, among other factors, the investees repayment ability on its bond obligations and its cash and capital generation ability.

Financial Instruments

Derivative Financial Instruments - As part of the Group's asset/liability management, the Group uses interest-rate contracts, which include interest-rate exchange agreements (swaps, caps, and options agreements), to hedge various exposures or to modify interest rate characteristics of various statement of financial condition accounts.

Effective July 1, 2000, the Group adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (refer to Note 9). These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statements require that all derivative instruments be recognized as assets and liabilities at fair value. If certain conditions are met, the derivative may qualify for hedge accounting treatment and be designated as one of the following types of hedges: (a) hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (b) a hedge of the exposure to variability of cash flows of a recognized asset, liability or forecasted transaction ("cash flow hedge") or (c) a hedge of foreign currency exposure ("foreign currency hedge").

In the case of a qualifying fair value hedge, changes in the value of the derivative instruments that have been highly effective are recognized in current period earnings along with the change in value of the designated hedged item. In the case of a qualifying cash flow hedge, changes in the value of the derivative instruments that have been highly effective are recognized in other comprehensive income, until such time as those earnings are affected by the variability of the cash flows of the underlying hedged item. In either a fair value hedge or a cash flow hedge, net earnings may be impacted to the extent the changes in the value of the derivative instruments do not perfectly offset changes in the value of the hedged items. If the derivative is not designated as a hedging instrument, the changes in fair value of the derivative are recorded in earnings.

Certain contracts contain embedded derivatives. When the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, it should be bifurcated, carried at fair value, and designated as a trading or non-hedging derivative instrument.

Other Off-Balance Sheet Instruments - In the ordinary course of business, the Group enters into off-balance sheet instruments consisting of commitments to extend credit and commitments under credit card arrangements. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. The Group periodically evaluates the credit risks inherent in these commitments, and establishes loss allowances for such risks if and when these are deemed necessary.

Mortgage Banking Activities and Loans Held-For-Sale

From time to time, the Group sells loans to other financial institutions or securitizes conforming mortgage loans into Government National Mortgage Association (GNMA), Fannie Mae (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC) certificates using another institution as issuer. This other institution services the mortgages included in the resulting GNMA, FNMA and FHLMC pools. These mortgages and other loans are reported as loans held-for-sale and are stated at the lower of cost or market in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Realized gains or losses on these loans are determined using the specific identification method.

Servicing rights on mortgage loans held by the Group are sold to another financial institution. The gain on the sale of these rights is determined by allocating the total cost of mortgage loans to be sold to the mortgage servicing rights and the loans (without the mortgage servicing rights), based on their relative fair values. This gain is deferred and amortized over the expected life of the loan, unless the loans are sold at which time the deferred gain is taken into income.

Loans and Allowance for Loan Losses

The Group grants mortgage, commercial and consumer loans to customers within Puerto Rico. A substantial portion of the loan portfolio is represented by mortgage loans. The ability of the Group's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally is reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs and premiums and discounts on loans purchased are deferred and amortized over the estimated life of the loans as an adjustment of their yield through interest income using a method that approximates the interest method.

Interest recognition is discontinued when loans are 90 days or more in arrears on principal and interest, except for well-collateralized real estate loans for which recognition is discontinued when other factors indicate that collection of interest or principal is doubtful. Loans for which the recognition of interest income has been discontinued are designated as non-accruing. Such loans are not reinstated to accrual status until interest is received on a current basis and other factors indicative of doubtful collection cease to exist.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The Group follows a systematic methodology to establish and evaluate the adequacy of the allowance for loan losses. This methodology consists of several key elements.

Larger commercial loans that exhibit potential or observed credit weaknesses are subject to individual review and grading. Where appropriate, allowances are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Group.

Included in the review of individual loans are those that are impaired. A loan is considered impaired when, based on current information and events, it is probable that the Group will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent. Loans are individually evaluated for impairment, except large groups of small balance, homogeneous loans that are collectively evaluated for impairment and for loans that are recorded at fair value or at the lower of cost or market. The Group measures for impairment all commercial loans over $250,000. The portfolios of mortgages, and consumer loans, are considered homogeneous and are evaluated collectively for impairment.

For loans that are not individually graded, the Group uses a methodology that follows a loan credit risk rating process that involves dividing loans into risk categories. The following are the credit risk categories (established by the FDIC Interagency Policy Statement of 1993): pass, special mention, substandard, doubtful and loss.

The Group, using an aged-based rating system, applies an overall allowance percentage to each loan portfolio category based on historical credit losses adjusted for current conditions and trends. This delinquency-based calculation is the starting point for management's determination of the required level of the allowance for loan losses. Other data considered in this determination includes: the overall historical loss trends (one year and three years) and other information including underwriting standards, economic trends and unusual events such as hurricanes.

Loan loss ratios and credit risk categories, are updated quarterly and are applied in the context of GAAP and the Joint Interagency Guidance on the importance of depository institutions having prudent, conservative, but not excessive loan loss allowances that fall within an acceptable range of estimated losses. While management uses available information in estimating possible loan losses, future changes to the allowance may be necessary based on factors beyond the Group's control, such as factors affecting general economic conditions.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of each type of asset. Amortization of leasehold improvements is computed using the straight-line method over the terms of the leases or estimated useful lives of the improvements, whichever is shorter.

Long-lived assets and identifiable intangibles related to those assets to be held and used, except for financial instruments, and mortgage and other servicing rights, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no impairment losses in fiscal years 2003, 2002 and 2001.

Foreclosed Real Estate

Foreclosed real estate is initially recorded at the lower of the related loan balance or its fair value at the date of foreclosure. At the time properties are acquired in full or partial satisfaction of loans, any excess of the loan balance over the estimated fair market value of the property is charged against the allowance for loan losses. The carrying value of these properties approximates the lower of cost or fair value less estimated cost to sell. Any excess of the carrying value over the estimated fair market value is charged to operations.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

Transfer of financial assets is accounted for as a sale, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Group, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Group does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity. As such, the Group recognizes the financial assets and servicing assets it controls and the liabilities it has incurred. At the same time, it ceases to recognize financial assets when control has been surrendered and liabilities when they are extinguished.

Income Taxes

The Group follows an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Group's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted laws and rates applicable to periods in which temporary differences will be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Stock Option Plans

At June 30, 2003, the Group has four stock-based employee compensation plans, which are described more fully in Note 2. The Group accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted during the three year period ended June 30, 2003 under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation:

		Year Ended June 30,	
(In thousands except for per share data)	**2003**	**2002**	**2001**
Net income, as reported	$51,320	$38,451	$8,469
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	1,417	2,368	2,317
Pro forma net income	$49,903	$36,083	$6,152
Earning per share:			
Basic - as reported	$2.81	$2.10	$0.35
Basic - pro forma	$2.73	$1.97	$0.22
Diluted - as reported	$2.65	$2.00	$0.35
Diluted - pro forma	$2.57	$1.87	$0.22

The fair value of each option granted in fiscal years 2003, 2002 and 2001 was $5.61, $4.72 and $2.22 per option, respectively, as adjusted for the stock split. The fair value of each option granted in fiscal years 2003, 2002 and 2001 was estimated at the date of the grant using the Black-Scholes option pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no restrictions and are fully transferable and negotiable in a free trading market. Black-Scholes does not consider the employment, transfer or vesting restrictions that are inherent in the Group's employee options. Use of an option valuation model, as required by GAAP, includes highly subjective assumptions based on long-term predictions, including the expected stock price volatility and average life of each option grant. Because the Group's employee options have characteristics significantly different from those of freely traded options, and because changes in the subjective input assumptions can materially affect the Group's estimate of the fair value of those options, in the Group's opinion, the existing valuation models, including Black-Scholes, are not reliable single measures the use of other option pricing models may result in different fair values of the Group's employee options.

The following assumptions were used in estimating the fair value of the options granted, after giving retroactive effect to the 25% stock split::

(1) The expected option term is 7 years.
(2) The expected weighted average volatility was 32% for options granted in fiscal 2003 (2002 - 32%, 2001 - 31%).
(3) The expected weighted average dividend yield was 2.61% for options granted in fiscal 2003 (2002 - 3.11%, 2001 - 5.24%).
(4) The weighted average risk-free interest rate was 3.71% for options granted in fiscal 2003 (2002 - 5.09%, 2001 - 5.56%).

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, except for those resulting from investments by owners and distributions to owners. GAAP requires that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and on derivative activities that qualify and are designated for cash flows hedge accounting, are reported as a separate component of the stockholders' equity section of the statement of financial condition, such items, along with net income, are components of comprehensive income.

New Accounting Pronouncements

Various Adopted Pronouncements

Effective July 1, 2002, the Group adopted the following Statements of Financial Accounting Standards ("SFAS"), which did not have a material effect on the Group's financial condition or results of operations:

- SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of that statement.

- SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

- SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions".

- SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt - an amendment of APB Opinion No. 30", which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as extraordinary item, net of related income tax effect. As a result, the criteria in Opinion No. 30 will now be used to classify those gains and losses. SFAS No.145 also amends SFAS No. 13, "Accounting for Leases", which requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Amendment to SFAS No. 13 became effective for transactions occurring after May 15, 2002.

Accounting for Costs Associated With Exit or Disposal Activities

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement were effective for exit or disposal activities initiated after December 31, 2002. Implementation of SFAS No. 146 did not have any effect on the Group's financial condition or results of operations.

Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9". Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72 and Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". In addition, SFAS No. 147 amends SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and-borrower-relationship intangible assets and credit cardholders intangible assets. SFAS No. 147 is effective for acquisitions or impairment measurement of above intangibles effected on or after October 1, 2002. SFAS No. 147 did not have a significant effect on the Group's financial condition or results of operations.

Interpretation No. 45 ("FIN No. 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34

In November 2002, the FASB Issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34." This interpretation elaborates on the disclosures to be made by a guarantor in the financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable for guarantees issued or modified after December 31, 2002. Adoption of the recognition, measurement and disclosure provisions of FIN No. 45 did not have a significant effect on the Group's financial condition or results of operations.

Accounting for Stock-Based Compensation —Transition and Disclosure, an amendment of FASB Statement No. 123

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation —Transition and Disclosure, an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Group has decided to continue using the intrinsic value-based method of accounting for stock-based employee compensation.

Interpretation No. 46 ("FIN No. 46"), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51

In January 2003, the FASB Issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN No. 46 addresses consolidation by business enterprises of variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not issue voting interests (or other interests with similar rights) or (b) the total equity investment at risk is not sufficient to permit the entity to finance its activities. FIN No. 46 requires an enterprise to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. Qualifying Special Purpose Entities are exempt from the consolidation requirements. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to variable interest entities created before February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003.

The Group adopted FIN No. 46 on July 1, 2003. In its current form, FIN No. 46 may require the Group to deconsolidate its investment in the Statutory Trust I in future financial statements. The potential de-consolidation of subsidiary trust of financial holding companies formed in connecting with the issuance of trust preferred securities appears to be an unintended consequence of FIN No. 46. It is currently unknown if, or when, the FASB will address this issue. In July 2003, the Board of Governors of the Federal Reserve System (the "Federal Reserve") issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further appropriate guidance. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier 1 capital for regulatory capital purposes.

SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Implementation of SFAS No. 149 is not expected to have a significant effect on the Group's financial condition or results of operations.

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures in its statement of financial condition certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Implementation of SFAS No. 150 is not expected to have a significant effect on the Group's financial condition or results of operations.

Reclassifications

Certain reclassifications have been made to prior years' financial statements to conform with the current year presentation.

2. Stockholders' Equity

Stock Dividend and Stock Split

On January 29, 2002, the Group declared a ten percent (10%) stock dividend on common stock held by shareholders of record as of April 1, 2002. As a result, 1,249,125 shares of common stock were distributed on April 15, 2002. Also, on October 28, 2002, the Group declared a twenty-five percent (25%) stock split effected in the form of a dividend on common stock held by registered shareholders as of December 30, 2002. As a result, 3,864,800 shares of common stock were distributed on January 15, 2003. For purpose of the computation of income per common share, cash dividend and stock price, the stock dividend and the stock split were retroactively recognized for all periods presented in the accompanying consolidated financial statements.

Treasury Stock

On March 26, 2003, the Group's Board of Directors announced the authorization of a new program for the repurchase of up to $9.0 million of its outstanding shares of common stock. This program supersedes the ongoing repurchase program established earlier. The authority granted by the Board of Directors does not require the Group to repurchase any shares. The Group will make such repurchases from time to time in the open market at such times and prices as market conditions shall warrant, and in compliance with the terms of applicable federal and Puerto Rico laws and regulations. The activity of common shares held in treasury by the Group for the years ended June 30, 2003, 2002 and 2001 is set forth below.

(In thousands)	2003		2002		2001	
	Shares	Dollar Amount	Shares	Dollar Amount	Shares	Dollar Amount
Beginning of year	1,534	$33,674	1,379	$30,651	1,108	$27,116
Common shares repurchased	97	2,214	155	3,023	271	3,535
Stock split	394	–	–	–	–	–
End of year	2,025	$35,888	1,534	$33,674	1,379	$30,651

Stock Option Plan

The Group has four stock options plans. These plans offer key officers and employees an opportunity to purchase shares of the Group's common stock. The Group follows the intrinsic value-based method of accounting for measuring compensation expense, if any. Compensation expense is generally recognized for any excess of the quoted market price of the Group's stock at measurement date over the amount an employee must pay to acquire the stock.

The four stock options plans are: the 1988, 1996, 1998 and 2000 Incentive Stock Option Plans. The Compensation Committee of the Board of Directors has sole authority and absolute discretion as to the number of stock options to be granted, their vesting rights, and the options exercise price. The plans provide for a proportionate adjustment in the exercise price and the number of shares that can be purchased in case of a stock split, reclassification of stock, and a merger or reorganization. Stock options vest upon completion of specified years of service.

In September and June 2001, the Group canceled 271,500 and 367,834, respectively, of non-vested options granted with a discount in fiscal years 1998, 1999 and 2000. No consideration was paid to the option holders at the time of cancellation. Also, no awards were granted to option holders within the following periods:

- the period prior to the date of cancellation that is the shorter of six months or the period from the date of the grant of the canceled or settled option; and
- the period ending six months after the date of the cancellation.

In addition, there was no oral or written agreement or implied promise by the Group to compensate the canceled option holders for any increases in the market price of the Group's stock after the cancellation. The options were not canceled for nonperformance or termination of employment. At the cancellation, the unrecognized compensation cost was recorded with a charge to income and a credit to additional paid in capital.

The activity in outstanding options for the years ended June 30, 2003, 2002 and 2001, is set forth below:

	2003		2002		2001	
	Number Of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price
Beginning of year	2,132,630	$13.40	1,980,323	$14.16	1,522,757	$17.20
Transactions before stock dividend:						
Options granted	25,000	18.95	96,500	18.05	1,187,000	12.62
Options exercised	(158,570)	8.81	(123,768)	9.57	(80,333)	4.95
Options forfeited	(74,479)	8.97	(37,331)	14.06	(281,267)	16.91
Options cancelled			(271,500)	24.04	(367,834)	21.64
	1,924,581	14.02	1,644,224	13.10	1,980,323	14.16
Stock dividend effect	481,145	11.22	164,422	11.91		
Transactions after stock dividend:						
Options granted	15,000	20.24	375,000	20.21		
Options exercised	(361,381)	9.24	(42,670)	11.38		
Options forfeited	(183,301)	10.65	(8,346)	12.78		
End of year	1,876,044	$11.42	2,132,630	$13.40	1,980,323	$14.16

The following table summarizes the range of exercise prices and the weighted average remaining contractual life of the options outstanding at June 30, 2003:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Of Options	Weighted Average Exercise Price	Weighted Average Contract Life (Years)	Number Of Options	Weighted Average Exercise Price
$2.16 to $4.36	33,537	$3.28	–	33,537	$3.28
5.82 to 8.07	76,283	7.34	3.0	28,460	8.07
8.68 to 9.75	992,017	9.17	7.2	93,228	9.25
12.22 to 13.95	296,624	12.79	5.9	109,728	12.27
15.27 to 16.13	410,375	16.12	8.7	2,750	15.27
16.36 to 18.08	30,958	17.44	8.7	375	16.36
18.75 to 20.24	36,250	19.77	9.4	–	–
$2.16 to $20.24	1,876,044	$11.42	7.1	268,078	$9.69

Earnings per Common Share

The calculation of earnings per common share after the cumulative effect of change in accounting principle for the fiscal years ended June 30, 2003, 2002 and 2001 follows:

		June 30,	
(In thousands, except per share data)	**2003**	**2002**	**2001**
Net income	$51,320	$38,451	$8,469
Less: Preferred stock dividend	(2,387)	(2,387)	(2,387)
Net income available to common stockholders	$48,933	$36,064	$6,082
Earnings per common share - basic:			
Net income - available to common stockholders	$48,933	$36,064	$6,082
Weighted average common shares outstanding	17,396	17,139	17,245
Earnings per common share - basic	**$ 2.81**	**$ 2.10**	**$ 0.35**
Earnings per common share - diluted:			
Net income - available to common stockholders	$48,933	$36,064	$6,082
Weighted average common shares and share equivalents:			
Average common shares outstanding	17,396	17,139	17,245
Common stock equivalents - options	1,091	864	313
Total	18,487	18,003	17,558
Earnings per common share - diluted	**$ 2.65**	**$ 2.00**	**$ 0.35**

For the year ended June 30, 2003, all stock options outstanding at June 30, 2003 had a dilutive effect on earnings per share. For the years ended June 30, 2002 and 2001, stock options without a dilutive effect on earnings per share not included in the calculation amounted to 396,000 and 1,335,000, respectively.

Legal Surplus

The Banking Act of the Commonwealth of Puerto Rico requires that a minimum of 10% of the Bank's net income for the year be transferred to capital surplus until such surplus equals the total of paid in capital on common and preferred stocks. At June 30, 2003, legal surplus amounted to $21,099,000 (2002 - $15,997,000). The amount transferred to the legal surplus account is not available for payment of dividends to shareholders. In addition, the Federal Reserve Board has issued a policy statement that bank holding companies should generally pay dividends only from operating earnings of the current and preceding two years.

Preferred Stock

In May 1999, the Group issued 1,340,000 shares of its 7.125% Non-Cumulative Monthly Income Preferred Stock Series A at $25 per share. The Series A Preferred Stock has the following characteristics: (1) annual dividends of $1.78 per share, payable monthly, if declared by the Board of Directors; missed dividends are not cumulative, (2) redeemable at the Group's option beginning on May 30, 2004, (3) no mandatory redemption or stated maturity date and (4) liquidation value of $25 per share.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss), net of income tax, as of June 30 consisted of:

(In thousands)	**2003**	**2002**
Unrealized loss on derivatives designated as cash flows hedges	$(41,778)	$(21,702)
Unrealized gain on securities available-for-sale	41,469	28,566
Transition adjustment of SFAS No. 133	–	(34)
Total	**$ (309)**	**$ 6,830**

Minimum Regulatory Capital Requirements

The Group (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Group's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Group and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). As of June 30, 2003 and 2002, the Group and the Bank met all capital adequacy requirements to which they are subject.

As of June 30, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that have changed the Bank's category. The Group's and the Bank's actual capital amounts and ratios as of June 30, were as follows:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Group Ratios						
As of June 30, 2003						
Total Capital (to Risk-Weighted Assets)	$240,010	**25.00%**	$76,800	**8.00%**	N/A	N/A
Tier I Risk-Based (to Risk-Weighted Assets)	$234,979	**24.48%**	$38,400	**4.00%**	N/A	N/A
Tier I Capital (to Average Assets)	$234,979	**8.19%**	$114,720	**4.00%**	N/A	N/A
As of June 30, 2002						
Total Capital (to Risk-Weighted Assets)	$197,459	**22.10%**	$71,469	**8.00%**	N/A	N/A
Tier I Risk-Based (to Risk-Weighted Assets)	$194,420	**21.76%**	$35,735	**4.00%**	N/A	N/A
Tier I Capital (to Average Assets)	$194,420	**7.80%**	$99,694	**4.00%**	N/A	N/A
Bank Ratios						
As of June 30, 2003						
Total Capital (to Risk-Weighted Assets	$191,340	**22.08%**	$69,336	**8.00%**	$86,670	**10.00%**
Tier I Risk-Based (to Risk-Weighted Assets)	$186,309	**21.50%**	$34,668	**4.00%**	$52,002	**6.00%**
Tier I Capital (to Average Assets)	$186,309	**6.44%**	$115,659	**4.00%**	$144,574	**5.00%**
As of June 30, 2002						
Total Capital (to Risk-Weighted Assets)	$149,824	**21.10%**	$56,796	**8.00%**	$70,996	**10.00%**
Tier I Risk-Based (to Risk-Weighted Assets)	$146,785	**20.68%**	$28,398	**4.00%**	$42,597	**6.00%**
Tier I Capital (to Average Assets)	$146,785	**5.78%**	$101,497	**4.00%**	$126,872	**5.00%**

The Group's ability to pay dividends to its stockholders and other activities can be restricted if its capital falls below levels established by the Federal Reserve Board's guidelines. In addition, any bank holding company whose capital falls below levels specified in the guidelines can be required to implement a plan to increase capital.

3. Investments

Investment Securities

The amortized cost, gross unrealized gains and losses, fair value, and average weighted yield of the securities owned by the Group at June 30, 2003 and 2002, were as follows:

June 30, 2003 (In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Average Weighted Yield
Available-for-Sale:					
US Treasury securities	$ 54,444	$ 172	$ 803	$ 53,813	3.49%
Puerto Rico Government and agencies obligations	46,914	3,195	32	50,077	5.95%
Other debt securities	9,368	1,434	–	10,802	9.04%
Total security investments	110,726	4,801	835	114,692	
Mortgage-backed securities:					
FNMA and FHLMC certificates	1,638,567	29,061	1,673	1,665,955	4.59%
GNMA certificates	206,013	5,318	110	211,221	4.78%
Collateralized mortgage obligations (CMOs)	207,174	8,876	314	215,736	5.68%
Total mortgage-backed securities	2,051,754	43,255	2,097	2,092,912	
Total securities available-for-sale	**$2,162,480**	**$48,056**	**$2,932**	**$2,207,604**	**4.73%**

June 30, 2002 (In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Average Weighted Yield
Available-for-Sale					
US Treasury securities	$ 3,293	$ 188	$ –	$ 3,481	5.78%
Puerto Rico Government and agencies obligations	49,842	106	95	49,853	6.11%
Other debt securities	9,360	405	–	9,765	8.98%
Total security investments	62,495	699	95	63,099	
Mortgage-backed securities:					
FNMA and FHLMC certificates	1,169,484	24,327	260	1,193,551	6.17%
GNMA certificates	213,896	6,504	87	220,313	6.87%
Collateralized mortgage obligations (CMOs)	249,231	3,648	18	252,861	6.30%
Total mortgage-backed securities	1,632,611	34,479	365	1,666,725	
Total securities available-for-sale	**$1,695,106**	**$35,178**	**$460**	**$1,729,824**	**6.29%**

The amortized cost and fair value of the Group's investment securities at June 30, 2003, by contractual maturity (excluding mortgage-backed securities), are shown in the next table. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

June 30, 2003 (In thousands)	Available-for-sale	
	Amortized Cost	Fair Value
Due after 1 to 5 years	$ 63,971	$ 63,763
Due after 5 to 10 years	6,499	7,147
Due after 10 years	40,256	43,781
Total	110,726	114,691
Mortgage-backed securities	2,051,754	2,092,913
	$2,162,480	**$2,207,604**

Proceeds from the sale of investment securities available-for-sale, including those sold but not yet collected, during fiscal 2003 totaled $611,378,000 (2002 - $329,654,000; 2001 - $546,550,000). Gross realized gains and losses on those sales during fiscal 2003 were $16,794,000 and $2,571,000, respectively (2002 - $5,480,000 and $1,118,000, respectively; 2001 - $7,393,000 and $8,568,000, respectively).

With the adoption of SFAS No. 133 and SFAS No.138 (see Note 9), in fiscal 2001 the Group transferred the held-to-maturity portfolio to the available-for-sale investment category. As of July 1, 2000, the unrealized loss on those securities amounting to $26,633,000 was recorded in other comprehensive income as the cumulative effect of a change in accounting principle.

Trading Securities

A summary of trading securities owned by the Group at June 30, is as follows:

(In thousands)	**2003**	**2002**
Puerto Rico Government and agencies obligations	$ 131	$2,853
Mortgage-backed securities	51	6,406
Equity securities	855	–
	$1,037	**$9,259**

At June 30, 2003, the Group's trading portfolio weighted average yield was 5.22% (2002 - 5.94%).

4. Pledged Assets

At June 30, 2003, residential and commercial mortgage loans amounting to $485,017,000 were pledged to secure advances and borrowings from the FHLB. Investment securities with fair values totaling $1,446,385,000, $206,637,000, $16,055,000 and $51,837,000 at June 30, 2003, were pledged to secure investment securities sold under agreements to repurchase (see Note 8), public fund deposits (see Note 7), term notes (see Note 8) and interest rate swap agreements, respectively. Also, investment securities with fair values totaling $214,000 and $129,800 at June 30, 2003, were pledged to the Federal Reserve Bank of New York and to the Puerto Rico Treasury Department (for the Group's International Banking Entity), respectively.

5. Loans Receivable and Allowance for Loan Losses

Loans Receivable

The composition of the Group's loan portfolio at June 30, was as follows:

(In thousands)	2003	2002
Loans secured by real estate:		
Residential - 1 to 4 family	$584,009	$415,635
Non-residential real estate loans	3,500	3,449
Home equity loans and secured personal loans	87,016	97,798
Commercial	27,175	30,906
	701,700	547,788
Less: deferred loan fees, net	(13,651)	(10,010)
	688,049	537,778
Other loans:		
Commercial	15,756	10,540
Personal consumer loans and credit lines	20,530	21,931
Financing leases, net of unearned interest	42	295
Less: deferred loan fees, net	(82)	(95)
	36,246	32,671
Loans receivable	**724,295**	**570,449**
Allowance for loan losses	(5,031)	(3,039)
Loans receivable	**719,264**	**567,410**
Loans held-for-sale (residential 1 to 4 family mortgage loans)	9,198	9,360
Total loans receivable, net	**$728,462**	**$576,770**

At June 30, 2003, residential mortgage loans held-for-sale amounted to $9,198,000 (2002 - $9,360,000). All residential mortgage loans originated and sold during fiscal 2003 were sold based on pre-established commitments or at market values. In fiscal 2003, the Group recognized gains of $6,494,000 (2002 - $7,136,000; 2001 - $7,783,000) in these sales that are presented in the statements of income as part of the mortgage-banking activities.

On July 7, 2000, the Group sold approximately $167.5 million of its non-delinquent unsecured personal loan and lease portfolios to a local financial institution. At June 30, 2000, these loans were under a contract to sell, thus they were valued by reference to the contracted price. A loss of $1.2 million was recorded in fiscal 2000 in connection with this contract. In fiscal 2001, the Group realized a $914,000 gain on the sale of loans that had been previously written off.

At June 30, 2003, loans on which the accrual of interest has been discontinued amounted to approximately $10,350,000 (2002 - $10,196,000; 2001 - $6,537,000). The gross interest income that would have been recorded in fiscal 2003 if non-accrual loans had performed in accordance with their original terms amounted to approximately $648,000 (2002 - $724,000; 2001 - $664,000).

Allowance for Loan Losses

The changes in the allowance for loan losses for the last three fiscal years ended June 30, were as follows:

(In thousands)	2003	2002	2001
Balance at beginning of year	**$3,039**	**$2,856**	**$6,837**
Provision for loan losses	4,190	2,117	2,903
Loans charged-off	(3,095)	(2,839)	(9,030)
Recoveries	897	905	2,146
Balance at end of year	**$5,031**	**$3,039**	**$2,856**

As described in Note 1 under the heading "Loans and Allowance for Loan Losses", the Group evaluates all loans, some individually and others as homogeneous groups, for purposes of determining impairment. At June 30, 2003 and 2002, the Group determined that no specific impairment allowance was required for those loans evaluated for impairment.

Concentration of Risk

Substantially all loans in the Group are to residents in Puerto Rico; therefore, the loan portfolio is susceptible to events affecting Puerto Rico's economy. The vast majority of the loans are well collateralized, thus reducing the risk of potential losses.

6. Non-Interest Earning Assets

Premises and Equipment

Premises and equipment at June 30, are stated at cost less accumulated depreciation and amortization as follows:

	Useful Life (Years)	(In thousands) 2003	2002
Land	–	$ 1,112	$ 1,332
Buildings and improvements	40	5,536	6,853
Leasehold improvements	5 - 10	6,914	5,356
Furniture and fixtures	3 - 7	5,141	5,052
EDP and other equipment	3 - 7	9,377	10,367
		28,080	**28,960**
Less: accumulated depreciation and amortization		(11,918)	(10,972)
		$16,162	**$17,988**

Depreciation and amortization of premises and equipment for the year ended June 30, 2003 totaled $4,692,000 (2002- $4,371,000; 2001 - $4,564,000). These are included in the statements of income as part of occupancy and equipment expenses.

Accrued Interest Receivable and Other Assets:

Accrued interest receivable at June 30, 2003 consists of $7,501,000 from loans (2002 - $5,562,000) and $10,215,000 from investments (2002 - $10,136,000).

Other assets at June 30, include the following:

(In thousands)	2003	2002
Investment in equity options	$ 6,787	$ 12,145
Prepaid expenses and other assets	7,478	7,413
Income tax receivable	2,313	6,358
Deferred tax asset, net (Note 12)	3,731	5,558
Accounts receivable and other assets, net	4,106	3,083
Goodwill	2,008	356
	$26,423	**$ 34,913**

7. Deposits and Related Interest

At June 30, 2003, the weighted average interest rate of the Group's deposits was 3.30% (2002 - 3.85%) considering non-interest bearing deposits of $63,919,000 (2002 - $67,142,000). Interest expense for the last three fiscal years ended June 30, is set forth below:

(In thousands)	2003	2002	2001
NOW accounts and saving deposits	$ 2,373	$ 3,361	$3,126
Certificates of deposit and IRA accounts	31,284	30,227	33,516
	$33,657	**$33,588**	**$36,642**

At June 30, 2003, time deposits in denominations of $100,000 or higher amounted to $329,163,000 (2002 - $335,508,000) including: (i) brokered certificates of deposit of $62,683,000 (2002 - $31,736,000) at a weighted average rate of 2.22%, (2002- 2.88%); and (ii) public fund deposits from various local government agencies of $185,015,000 (2002 - $225,446,000) at a weighted average rate of 1.31% (2002 - 2.65%), which were collateralized with investment securities of $206,637,000 (2002 - $223,047,000).

Scheduled maturities of time deposits and IRA accounts at June 30, 2003 are as follow:

(In thousands)	
Within one year:	
Three (3) months or less	$230,567
Over 3 months through 1 year	270,385
	500,952
Over 1 through 2 years	103,705
Over 2 through 3 years	117,205
Over 3 through 4 years	54,883
Over 4 through 5 years	26,945
Over 5 years	14,205
	$817,895

8. Borrowings

Securities Sold under Agreements to Repurchase

At June 30, 2003, securities underlying agreements to repurchase were delivered to, and are being held by, the counterparties with whom the repurchase agreements were transacted. The counterparties have agreed to resell to the Group the same or similar securities at the maturity of the agreements.

Securities sold under agreements to repurchase ("reverse repurchase agreements") at June 30, 2003 mature as follows: within 30 days - $1,162,472,000; and between 31 to 90 days - $238,126,000.

At June 30, 2003, securities sold under agreements to repurchase (classified by counterparty) were as follows:

(In thousands)	Borrowing Balance	Fair Value of Underlying Collateral
Lehman Brothers Inc.	$ 700,480	$ 729,384
Citicorp Securities Markets, Inc.	418,733	425,447
Bear Stearns & Company, Inc.	93,280	95,957
Morgan Stanley Dean Witter	111,951	117,140
Bank of America	76,154	78,457
	1,400,598	1,446,385
Accrued interest	1,063	6,731
Total	**$1,401,661**	**$1,453,116**

Borrowings under reverse repurchase agreements at June 30, were collateralized as follows:

(In thousands)	2003		2002	
	Borrowing Balance	Fair Value of Underlying Collateral	Borrowing Balance	Fair Value of Underlying Collateral
GNMA certificates	$44,291	$45,451	$74,481	$77,787
FNMA certificates	696,584	715,145	590,114	614,218
FNMA sold but not yet delivered	–	–	10,747	11,027
FHLMC	505,557	522,609	312,135	321,301
CMO	154,166	163,180	9,392	6,941
Total	**$1,400,598**	**$1,446,385**	**$996,869**	**$1,031,274**

At June 30, 2003, the weighted average interest rate of the Group's repurchase agreements was 1.12% (2002 - 1.84%) and included agreements with interest ranging from 0.97% to 1.28% (2002 - from 1.81% to 1.88%). The following summarizes significant data on securities sold under agreements to repurchase for fiscals 2003 and 2002:

(In thousands)	2003	2002
Average daily aggregate balance outstanding	$1,158,243	$ 998,069
Maximum amount outstanding at any month-end	$1,400,598	$1,148,846
Weighted average interest rate during the year	2.92%	3.98%

Advances from the Federal Home Loan Bank

At June 30, advances from the Federal Home Loan Bank of New York (FHLB) consist of the following:

Maturity date	Interest Rate Description	2003	2002
		(In thousands)	
July-2002	Fixed - 2.04%	$ –	$ 3,200
May-2003	Fixed - 4.83%	–	50,000
June-2003	Fixed - 2.43%	–	25,000
July-2003	Fixed - 2.84%	25,000	25,000
July-2003	Fixed - 4.70%	50,000	50,000
November-2003	Fixed - 2.90%	5,000	5,000
March-2004	Fixed - 3.52%	25,000	25,000
June-2004	Fixed - 3.37%	25,000	25,000
		$130,000	$208,200

Advances are received from the FHLB under an agreement whereby the Group is required to maintain a minimum amount of qualifying collateral with a market value of at least 110% of the outstanding advances. At June 30, 2003, these advances were secured by mortgage loans amounting to $485,017,000. Also, at June 30, 2003, the Group has an additional borrowing capacity with the FHLB of $263 million.

Term Notes

At June 30, 2003 there was one term note outstanding in the amount of $15,000,000, with a floating interest rate due quarterly (2003 - 1.11%; 2002 - 2.05%), a maturity date of March 27, 2007, and secured by investment securities amounting to $16,055,000 (2002 - $16,651,000).

Subordinated Capital Notes

In October 2001, Oriental Financial (PR) Statutory Trust I, a wholly-owned special purpose subsidiary of the Group, was formed for the purpose of issuing trust redeemable preferred securities. On December 18, 2001, $35 million of trust redeemable preferred securities were issued by the Statutory Trust as part of a pooled underwriting transaction. Pooled underwriting involves participating with other bank holding companies in issuing the securities through a special purpose pooling vehicle created by the underwriters. The securities have a par value of $35 million, bear interest based on 3 months LIBOR plus 360 basis points (4.72% and 5.48% at June 30, 2003 and 2002, respectively) (provided, however, that prior to December 18, 2006, this interest rate shall not exceed 12.5%), payable quarterly, and mature on December 23, 2031. The securities may be redeemed at par after five years. The proceeds from this issuance were used to purchase a like amount of floating rate junior subordinated deferrable interest debentures issued by the Group, which have the same maturity and call provisions as the trust redeemable preferred securities.

These trust redeemable preferred securities are accounted for as a liability on the consolidated statements of financial condition and referred to as subordinated capital notes. Dividends on the trust redeemable preferred securities are accounted for as interest expense on an accrual basis. These debts are treated as Tier-1 capital for regulatory purposes.

Unused Lines of Credit

The Group maintains various lines of credit with other financial institutions from which funds are drawn as needed. At June 30, 2003 and 2002, the Group's total available funds under these lines of credit totaled $24,400,000. At June 30, 2003 and 2002, there was no balance outstanding under these lines of credit.

Contractual Maturities

At June 30, 2003, the contractual maturities of securities sold under agreements to repurchase, advances from the FHLB, term notes and subordinated capital notes by fiscal year are as follows:

Year Ending June 30,	Reverse Repurchase Agreements	Advances from FHLB	Term Notes	Subordinated Capital Notes
	(In thousands)			
2004	$1,400,598	$130,000		
2007			$15,000	
2032				$35,000
	$1,400,598	$130,000	$15,000	$35,000

9. Derivatives Activities

The Group utilizes various derivative instruments for hedging purposes, such as asset/liability management. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations and payments are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. The actual risk of loss is the cost of replacing, at market, these contracts in the event of default by the counterparties. The Group controls the credit risk of its derivative financial instrument agreements through credit approvals, limits, monitoring procedures and collateral, when considered necessary.

The Group generally uses interest rate swaps and interest rate options, such as caps and options, in managing its interest rate risk exposure. The swaps were entered into to convert short-term borrowings into fixed rate liabilities for longer periods and provide protection against increases in short-term interest rates. Under these swaps, the Group pays a fixed monthly or quarterly cost and receives a floating thirty or ninety-day payment based on LIBOR. Floating rate payments received from the swap counterparties correspond to the floating rate payments made on the short-term borrowings thus resulting in a net fixed rate cost to the Group. Under the caps, the Group pays an up front premium or fee for the right to receive cash flow payments in excess of the predetermined cap rate; thus, effectively capping its interest rate cost for the duration of the agreement.

Derivative instruments are recognized as assets and liabilities at fair value. If certain conditions are met, the derivative may qualify for hedge accounting treatment and be designated as one of the following types of hedges: (a) hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (b) a hedge of the exposure to variability of cash flows of a recognized asset, liability or forecasted transaction ("cash flow hedge") or (c) a hedge of foreign currency exposure ("foreign currency hedge").

In the case of a qualifying fair value hedge, changes in the value of the derivative instruments that have been highly effective are recognized in current period earnings along with the change in value of the designated hedged item. In the case of a qualifying cash flow hedge, changes in the value of the derivative instruments that have been highly effective are recognized in other comprehensive income, until such time as those earnings are affected by the variability of the cash flows of the underlying hedged item. In either a fair value hedge or a cash flow hedge, net earnings may be impacted to the extent the changes in the value of the derivative instruments do not perfectly offset changes in the value of the hedged items. If the derivative is not designated as a hedging instrument, the changes in fair value of the derivative are recorded in earnings.

Certain contracts contain embedded derivatives. When the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, it is bifurcated, carried at fair value, and designated as a trading or non-hedging derivative instrument.

The Group's swaps, excluding those used to manage exposure to the stock market, and caps outstanding and their terms at June 30, are set forth in the table below:

(Dollars in thousands)	2003	2002
Swaps:		
Pay fixed swaps notional amount	$650,000	$500,000
Weighted average pay rate - fixed	3.97%	4.77%
Weighted average receive rate - floating	1.24%	1.84%
Maturity in months	1 to 88	1 to 100
Floating rate as a percent of LIBOR	100%	100%
Caps:		
Cap agreements notional amount	$ 75,000	$200,000
Cap rate	4.50%	4.81%
Current 90 day LIBOR	1.31%	1.86%
Maturity in months	10	21 to 59

The Group offers its customers certificates of deposit with an option tied to the performance of the Standard & Poor's 500 stock market index. At the end of five years, the depositor will receive a specified percentage of the average increase of the month-end value of the stock index. If the index decreases, the depositor receives the principal without any interest. The Group uses swap and option agreements with major money center banks and major broker dealer companies to manage its exposure to changes in those indexes. Under the terms of the option agreements, the Group will receive the average increase in the month-end value of the corresponding index in exchange for a fixed premium. Under the term of the swap agreements, the Group will receive the average increase in the month-end value of the corresponding index in exchange for a quarterly fixed interest cost. The changes in fair value of the options purchased, the swap agreements and the options embedded in the certificates of deposit are recorded in earnings.

Derivatives instruments are generally negotiated over-the-counter ("OTC") contracts. Negotiated OTC derivatives are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise price and maturity.

Information pertaining to the notional amounts of the Group's derivative financial instruments as of June 30, 2003 and 2002 is as follows:

Notional Amount (In thousands)	**2003**	**2002**
Type of Contract:		
Cash Flows Hedging Activities - Interest rate swaps used		
to hedge a forecasted transaction - short-term borrowings	$650,000	$500,000
Derivatives Not Designated as Hedge:		
Interest rate swaps used to manage exposure to the stock market		
on stock indexed deposits	$ 7,450	$ 29,200
Purchased options used to manage exposure to the stock market		
on stock indexed deposits	232,800	196,940
Embedded options on stock indexed deposits	229,574	222,560
Caps	75,000	200,000
	$544,824	$648,700

At June 30, 2003, the contractual maturities of interest rate swaps and caps, and equity indexed options, by fiscal year were as follows:

(In thousands) **Year Ending June 30,**	**Cash Flows Hedging Swaps**	**Caps**	**Equity Indexed Options and Swaps Purchased**	**Equity Indexed Options Sold**
2004	$200,000	$75,000	$ 40,750	$ 35,582
2005	50,000	–	51,000	49,117
2006	250,000	–	54,150	53,678
2007	–	–	58,490	56,908
2008	–	–	35,860	34,289
2011	150,000	–	–	–
	$650,000	$75,000	$240,250	$229,574

During fiscal years 2003, 2002 and 2001, $4.0 million, $2.0 million and $3.9 million, respectively, of losses were charged to earnings and reflected as "Derivatives Activities" in the consolidated statements of income. Unrealized losses of $20.2 million, $12.5 million and $9.5 million, respectively, on derivatives designated as cash flow hedges were included in other comprehensive income during the same periods. Ineffectiveness of $17,308 was credited to earnings during fiscal year 2003. No ineffectiveness was charged to earnings during fiscal years 2002 and 2001.

At June 30, 2003 and 2002, the fair value of derivatives was recognized as either assets or liabilities in the consolidated statements of financial condition as follows: the fair value of the interest rate swaps used to manage the exposure to the stock market on stock indexed deposits represented a liability of $315,804 and $1.8 million, respectively; the purchased options used to manage the exposure to the stock market on stock indexed deposits represented an other asset of $7.4 million and $10.3 million, respectively; and the options sold to customers embedded in the certificates of deposit represented a liability of $7.2 million and $10.5 million, respectively, recorded in deposits. The fair value of the interest rate swaps represented a liability of $42.8 million and $22.6 million, respectively, presented in accrued expenses and other liabilities. The caps did not have carrying value as of June 30, 2003, and a fair value of $4.3 million as of June 30, 2002 was presented in other assets.

10. Employee Benefit Plan:

The Group has a cash or deferred arrangement profit sharing plan qualified under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended ("the Code"), covering all full-time employees of the Group who have six months of service and are age twenty-one or older. Under this plan, participants may contribute each year from 2% to 10% of their compensation, as defined, up to a specified amount. The Group contributes 80 cents for each dollar contributed by an employee, up to $832 per employee. The Group's matching contribution is invested in shares of its common stock. The plan is entitled to acquire and hold qualified employer securities as part of its investment of the trust assets pursuant to ERISA Section 407. During fiscal year 2003 the Group contributed 6,723 (2002 - 5,637; 2001 - 7,873) shares of its common stock with a market value of approximately $172,700 (2002 - $143,000; 2001 - $111,000) at the time of contribution. The Group's contribution becomes 100% vested once the employee attains three years of service.

11. Related Party Transactions:

The Group grants loans to its directors, executive officers and to certain related individuals or organizations in the ordinary course of business. These loans are offered at the same terms as loans to non-related parties. The movement and balance of these loans were as follows:

(In thousands)	2003	2002
Balance at the beginning of year	$2,776	$2,905
New loans	1,716	1,471
Payments	(745)	(1,600)
Balance at the end of year	**$3,747**	**$2,776**

12. Income Tax:

Under the Code, all companies are treated as separate taxable entities and are not entitled to file consolidated returns. The Group and its subsidiaries are subject to Puerto Rico regular income tax or alternative minimum tax ("AMT") on income earned from all sources. The AMT is payable if it exceeds regular income tax. The excess of AMT over regular income tax paid in any one year may be used to offset regular income tax in future years, subject to certain limitations.

The components of income tax expense (benefit) for the years ended June 30, follows:

(In thousands)	2003	2002	2001
Current income tax expense (benefit)	$4,208	$2,200	$(1,219)
Deferred income tax expense(benefit)	76	(1,480)	(99)
Income tax expense (benefit)	$4,284	$720	$(1,318)

The Group maintained an effective tax rate lower than the statutory rate of 39% mainly due to the interest income arising from certain mortgage loans, investments and mortgage-backed securities exempt for Puerto Rico income tax purposes, net of expenses attributable to the exempt income. In addition, the Code provides a dividend received deduction of 100%, on dividends received from wholly-owned subsidiaries subject to income taxation in Puerto Rico. During fiscal 2003, the Group generated tax-exempt interest income of $82,618,000 (2002 -$80,535,000; 2001 - $74,176,000). Exempt interest relates mostly to interest earned on obligations of the United States and Puerto Rico Governments and certain mortgage-backed securities, including securities held by the Group's International Banking Entity.

The reconciliation between the Puerto Rico income tax statutory rate and the effective tax rate as reported for each of the last three fiscal years ended June 30, follows:

(Dollars in thousands)	2003		2002		2001	
	Amount	Rate	Amount	Rate	Amount	Rate
Statutory rate	$21,686	39.0%	$15,277	39.0%	$2,853	39.0%
Increase (decrease) in rate resulting from:						
Exempt interest income, net	(20,923)	-37.6%	(14,990)	-38.3%	(4,369)	-59.7%
Non deductible charges	925	1.7%	331	0.8%	675	9.2%
Tax assessment covering prior years	1,800	3.2%				
Other items, net	796	1.4%	102	0.3%	(477)	-6.5%
Income tax expense (benefit)	**$4,284**	**7.7%**	**$720**	**1.8%**	**$(1,318)**	**-18.0%**

In July 2003, the Group and the Puerto Rico Treasury Department settled an investigation of the Bank's income tax returns for the years ended June 30, 1997, 1998 and 1999 for $1.8 million.

Deferred income tax reflects the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The components of the Group's deferred tax asset, net at June 30, were as follows:

(In thousands)	2003	2002
Allowance for loan losses	$1,962	$1,185
Deferred gain on sale of servicing rights	2,773	1,884
Realized losses on capital assets	21	511
Unrealized losses on derivative activities	44	1,460
Deferred loan origination fees	4,756	3,547
Other temporary differences	–	411
Total deferred tax assets	**9,556**	**8,998**
Unrealized gains included in other comprehensive income	(3,728)	(1,977)
Deferred loan origination costs	(2,097)	(1,463)
Total deferred tax liabilities	(5,825)	(3,440)
Deferred tax asset, net	**$3,731**	**$5,558**

No valuation allowance was deemed necessary as of June 30, 2003 and 2002.

13. Commitments:

Loan Commitments

At June 30, 2003, there were $21,748,000 (2002 - $15,836,000) of unused lines of credit provided to customers and $5,738,000 in commitments to originate loans (2002 - $4,423,000). Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require payment of a fee. Since the commitments may expire unexercised, the total commitment amounts do not necessarily represent future cash requirements. The Group evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Group upon extension of credit, is based on management's credit evaluation of the customer.

Lease Commitments

The Group has entered into various operating lease agreements for branch facilities and administrative offices. Rent expense for fiscal 2003 amounted to $2,808,000 (2002 - $2,092,000; 2001 - $1,511,000). As of June 30, 2003, future rental commitments under the terms of the leases, exclusive of taxes, insurance and maintenance expenses payable by the Group, are summarized as follows:

Year Ending June 30,	Minimum Rent (In thousands)
2004	$1,842
2005	1,717
2006	1,575
2007	1,153
2008	1,082
Thereafter	2,435
	$9,804

14. Litigation:

On August 14, 1998, as a result of a review of its accounts in connection with the admission by a former Group officer of having embezzled funds, and manipulated bank accounts and records, the Group became aware of certain irregularities. The Group notified the appropriate regulatory authorities and commenced an intensive investigation with the assistance of forensic accountants, fraud experts and legal counsel. The investigation determined losses of $9.6 million ($5.8 net of tax) resulting from dishonest and fraudulent acts and omissions involving several former Group employees, which were submitted to the Group's fidelity insurance policy ("Policy") issued by Federal Insurance Company, Inc. ("FIC"). In the opinion of the Group's management, its legal counsel and experts, the losses determined by the investigation were covered by the policy. However, FIC denied all claims for such losses. On August 11, 2000, the Group filed a lawsuit in the United States District Court for the district of Puerto Rico against FIC, a stock insurance corporation organized under the laws of the State of Indiana, for breach of insurance contract, breach of covenant of good faith and fair dealing and damages, seeking payment of the Group's $9.6 million insurance claim loss and the payment of consequential damages of no less than $13.0 million resulting from FIC capricious, arbitrary fraudulent and without cause denial of the Group's claim. The trial in this case, although scheduled to be held on September 2, 2003, was postponed by the court as a result of certain open procedural matters and the court's obligation to give priority to criminal trials over civil trials under the Speedy Trial Act. The court does intend on trying this case on a preferred basis, if applicable, when an appropriate opening in the civil calendar is available. The losses resulted from such dishonest and fraudulent acts and omissions were expensed in prior years.

In addition, the Group and its subsidiaries are defendants in a number of legal proceedings incidental to its business. The Group is vigorously contesting such claims. Based upon a review by legal counsel and the development of these matters to date, management is of the opinion that the ultimate aggregate liability, if any, resulting from these claims will not have a material adverse effect on the Group's financial position or the results of operations.

15. Fair Values of Financial Instruments:

The reported fair values of financial instruments are based on either quoted market prices for identical or comparable instruments or estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Accordingly, the fair values may not represent the actual values of the financial instruments that could have been realized as of year-end or that will be realized in the future.

The fair value estimates are made at a point in time based on the type of financial instruments and related relevant market information. Quoted market prices are used for financial instruments in which an active market exists. However, because no market exists for a portion of the Group's financial instruments, fair value estimates are based on judgments regarding the amount and timing of estimated future cash flows, assumed discount rates reflecting varying degrees of risk, and other factors. Because of the uncertainty inherent in estimating fair values, these estimates may vary from the values that would have been used had a ready market for these financial instruments existed.

These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore cannot be determined with precision. Changes in assumptions could affect these fair value estimates. The fair value estimates do not take into consideration the value of future business and the value of assets and liabilities that are not financial instruments. Other significant tangible and intangible assets that are not considered financial instruments are the value of long-term customer relationships of the retail deposits, and premises and equipment.

The estimated fair value and carrying value of the Group's financial instruments at June 30, is as follows:

(In thousands)	2003		2002	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial Assets:				
Cash and due from banks	$ 15,945	$ 15,945	$ 9,280	$ 9,280
Money market investments	787	787	1,032	1,032
Time deposits with other banks	365	365	–	–
Trading securities	1,037	1,037	9,259	9,259
Investment securities available-for-sale	2,207,604	2,207,604	1,729,824	1,729,824
Federal Home Loan Bank (FHLB) stock	22,537	22,537	17,320	17,320
Securities and loans sold but yet not delivered	1,894	1,894	71,750	71,750
Total loans (including loans held-for-sale)	772,398	728,462	597,637	576,770
Equity options and caps purchased	6,787	6,787	12,145	12,145
Accrued interest receivable	17,716	17,716	15,698	15,698
Financial Liabilities:				
Deposits, including accrued interest	1,023,992	1,044,265	962,023	968,850
Securities sold under agreements to repurchase	1,400,551	1,400,598	996,869	996,869
Advances and borrowings from FHLB	130,233	130,000	208,981	208,200
Subordinated capital notes	34,976	35,000	35,000	35,000
Term notes	15,000	15,000	15,000	15,000
Securities purchased but not yet received	152,219	152,219	56,195	56,195
Accrued expenses and other liabilities	60,706	60,706	37,767	37,767

(In thousands)	2003		2002	
	Contract or Notional Amount	Fair Value	Contract or Notional Amount	Fair Value
Off-Balance Sheet Items:				
Liabilities:				
Commitments to extend credit	$5,738	$(115)	$4,423	$(88)
Unused lines of credit	21,748	(435)	15,836	(317)

The following methods and assumptions were used to estimate the fair values of significant financial instruments at June 30, 2003 and 2002:

- Cash and due from banks, money market investments, time deposits with other banks, securities and loans sold but not yet delivered, accrued interest receivable and payable, securities purchased but not yet received, accrued expenses and other liabilities have been valued at the carrying amounts reflected in the Consolidated Statements of Financial Condition as these are reasonable estimates of fair value given the short-term nature of the instruments.
- The fair value of investment securities is estimated based on bid quotations from securities dealers. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Investments in FHLB stock are valued at their redemption value.

- The estimated fair value for loans held-for-sale is based on secondary market prices or contractual agreements to sell. The fair value of the loan portfolio has been estimated for loan portfolios with similar financial characteristics. Loans are segregated by type, such as commercial, real estate mortgage and consumer. Each loan category is further segmented into fixed and adjustable interest rates and by performing and non-performing categories. The fair value of performing loans is calculated by discounting contractual cash flows, adjusted for prepayment estimates, if any, using estimated current market discount rates that reflect the credit and interest rate risk inherent in the loan. The fair value for significant non-performing loans is based on specific evaluations of discounted expected future cash flows from the loans or its collateral using current appraisals and market rates.
- The fair value of non-interest bearing demand deposits, savings and NOW accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is based on the discounted value of the contractual cash flows, using estimated current market discount rates for deposits of similar remaining maturities.
- For short-term borrowings, the carrying amount is considered a reasonable estimate of fair value. The fair value of long-term borrowings is based on the discounted value of the contractual cash flows, using current estimated market discount rates for borrowings with similar terms and remaining maturities.
- The fair value of interest rate swap and interest rate option contracts was obtained from dealer quotes. This value represents the estimated amount the Group would receive or pay to terminate the contracts, at the reporting date, taking into account current interest rates and the current creditworthiness of the contracts counterparties.
- The fair value of commitments to extend credit is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

16. Segment Reporting:

In fiscal 2001 and 2002, the Group operated the following three major reportable segments: Financial Services, Mortgage Banking, and Retail Banking. In the third quarter of fiscal 2003, the Group segregated its businesses into the following new major reportable segments of business: Retail Banking, Treasury and Financial Services. As required by GAAP, consolidated financial statements published by the Group will reflect modifications to its reportable segments resulting from this organizational change, including reclassification of all comparable prior period segment information.

Management determined the reportable segments based on the internal reporting used to evaluate performance and to assess where to allocate resources. Other factors such as the Group's organizational chart, nature of products, distribution channels and economic characteristics of the products were also considered in the determination of the reportable segments. The Group measures the performance of these reportable segments, based on pre-established goals of different financial parameters such as net income, net interest income, loan production, and fees generated.

The Group's two largest business segments are Retail Banking and Treasury. Retail Banking includes the Bank's branches and mortgage banking, with traditional banking products such as deposits and mortgage, commercial and consumer loans. The mortgage banking activities are carried out by the Bank's mortgage banking division, which principal activity is to originate and purchase mortgage loans for the Group's own portfolio. From time to time, if conditions so warrant, it may sell loans to other financial institutions or securitize conforming loans into GNMA, FNMA and FHLMC certificates using another institution as issuer. The other institution services mortgages included in the resulting GNMA, FNMA, and FHLMC pools. The Group also sells the rights to service mortgage loans for others. The Treasury segment encompasses all of the Group's treasury functions.

The Group's third largest business segment is Financial Services. It is comprised of the Bank's trust division (Oriental Trust), the brokerage subsidiary (Oriental Financial Services Corp.), the insurance agency subsidiary (Oriental Insurance, Inc.), and the recently acquired pension plan administration subsidiary (Caribbean Pension Consultants, Inc.). The core operations of this segment are financial planning, money management and investment brokerage services, insurance sales activity, corporate and individual trust services, as well as pension plan administration services.

Intersegment sales and transfers, if any, are accounted for as if the sales or transfers were to third parties, that is, at current market prices.

The financial information presented in the next table was derived from the internal management accounting system and are based on internal management accounting policies. The information presented does not necessarily represent each segment's financial condition and result of operations as if they were independent parties. Other segments include the transactions of the Group parent company only, the Statutory Trust and Oriental Mortgage. Following are the results of operations and the selected financial information by operating segment for each of the three years in the period ended June 30, 2003:

(In thousands)	Retail Banking	Treasury	Financial Services	Total Major Segments	Other Segments	Eliminations	Consolidated Total
Fiscal 2003							
Interest income	$51,486	$97,365	$84	$148,935	$4,737	$(1,926)	$151,746
Interest expense	(20,312)	(54,958)	–	(75,270)	(3,932)	1,926	(77,276)
Net interest income	31,174	42,407	84	73,665	805	–	74,470
Non-interest income	13,350	10,429	14,923	38,702	278	–	38,980
Non-interest expenses	(41,424)	(1,722)	(9,382)	(52,528)	(1,128)	–	(53,656)
Intersegment revenue	4,888	–	276	5,164	–	(5,164)	–
Intersegment expense	(2,136)	–	(2,699)	(4,835)	(329)	5,164	–
Equity income in subsidiaries	–	–	–	–	51,566	(51,566)	–
Provision for loan losses	(4,190)	–	–	(4,190)	–	–	(4,190)
Income before taxes	$1,662	$51,114	$3,202	$55,978	$51,192	$(51,566)	$55,604
Total assets as of June 30,	$822,681	$2,167,589	$9,746	$3,000,016	$291,760	$(252,308)	$3,039,468
Fiscal 2002							
Interest income	$46,131	$93,384	$306	$139,821	$2,986	$(1,112)	$141,695
Interest expense	(22,286)	(59,281)	(16)	(81,583)	(2,224)	1,112	(82,695)
Net interest income	23,845	34,103	290	58,238	762	–	59,000
Non-interest income	13,645	3,516	14,070	31,231	19	–	31,250
Non-interest expenses	(37,701)	(1,225)	(9,048)	(47,974)	(988)	–	(48,962)
Intersegment revenue	4,982	–	–	4,982	–	(4,982)	–
Intersegment expense	(2,156)	–	(2,377)	(4,533)	(449)	4,982	–
Equity income in subsidiaries	–	–	–	–	38,444	(38,444)	–
Provision for loan losses	(2,117)	–	–	(2,117)	–	–	(2,117)
Income before taxes	$498	$36,394	$2,935	$39,827	$37,788	$(38,444)	$39,171
Total assets as of June 30,	$743,407	$1,693,051	$6,613	$2,443,071	$236,973	$(195,734)	$2,484,310
Fiscal 2001							
Interest income	$40,378	$79,300	$–	$119,678	$683	$(17)	$120,344
Interest expense	(23,670)	(67,611)	(17)	(91,298)	–	17	(91,281)
Net interest income	16,708	11,689	(17)	28,380	683	–	29,063
Non-interest income	4,814	3,126	12,458	20,398	(15)	–	20,383
Non-interest expenses	(29,990)	(624)	(7,762)	(38,376)	(852)	–	(39,228)
Intersegment revenue	3,422	–	–	3,422	–	(3,422)	–
Intersegment expense	(1,777)	–	(1,645)	(3,422)	–	3,422	–
Equity income in subsidiaries	–	–	–	–	8,666	(8,666)	–
Provision for loan losses	(2,903)	–	–	(2,903)	–	–	(2,903)
Income before taxes	$(9,726)	$14,191	$3,034	$7,499	$8,482	$(8,666)	$7,315
Total assets as of June 30,	$417,912	$1,610,476	$7,749	$2,036,137	$134,216	$(136,647)	$2,033,706

17. Oriental Financial Group Inc. (Parent Company Only) Financial Information

The principal source of income for the Group consists of dividends from the Bank. As a member subject to the regulations of the Federal Reserve Board, the Group must obtain approval from the Federal Reserve Board for any dividend if the total of all dividends declared by it in any calendar year would exceed the total of its consolidated net profits for the year, as defined by the Federal Reserve Board, combined with its retained net profits for the two preceding years. The payment of dividends by the Bank to the Group may also be affected by other regulatory requirements and policies, such as the maintenance of certain regulatory capital levels. Cash dividends paid by the Bank to the Group amounted to $11,500,000, $8,000,000 and $20,000,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

The following condensed financial information presents the financial position of the Parent Company Only as of June 30, 2003 and 2002 and the results of its operations and its cash flows for the three years in the period ended June 30, 2003:

Oriental Financial Group, Inc. Condensed Statements of Financial Position (Parent Company Only)	2003	2002
As of June 30, *(In thousands)*		
ASSETS		
Cash and cash equivalents	$4,556	$950
Investment securities available-for-sale, at fair value	53,568	43,447
Investment in bank subsidiary, at equity method	182,947	152,929
Investment in nonbank subsidiaries, at equity method	8,896	6,327
Due from nonbank subsidiaries	–	63
Other assets	1,303	1,409
Total assets	**$251,270**	**$205,125**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividend payable	$2,472	$2,065
Due to nonbank subsidiaries	61	72
Due to bank subsidiary	1,944	449
Subordinated capital notes payable to nonbank subsidiary	36,083	36,083
Securities sold under agreements to repurchase	7,599	–
Deferred tax liability, net	1,019	27
Accrued expenses and other liabilities	412	–
Total liabilities	**49,590**	**38,696**
Stockholders' equity	201,680	166,429
Total liabilities and stockholders' equity	**$251,270**	**$205,125**

Condensed Statements of Income and of Comprehensive Income (Parent Company Only)	2003	2002	2001
Years Ended June 30, (In thousands)			
Income:			
Dividends from bank subsidiary current year earnings	$11,500	$8,000	$8,578
Dividends from nonbank subsidiary current year earnings	57	–	–
Interest income	2,811	1,874	683
Investment and trading activities, net and others	278	19	(15)
Total income	**14,646**	**9,893**	**9,246**
Expenses:			
Interest expense	2,006	1,113	–
Operating expenses	1,128	988	851
Total expenses	**3,134**	**2,101**	**851**
Income before income taxes	**11,512**	**7,792**	**8,395**
Income tax benefit (expense)	(202)	215	(14)
Income before changes in undistributed earnings of subsidiaries	**11,310**	**8,007**	**8,381**
Equity in undistributed earnings from:			
Bank subsidiary	39,525	30,151	–
Nonbank subsidiaries	485	293	88
Net income	**51,320**	**38,451**	**8,469**
Other comprenhensive income (loss), net of taxes	(7,139)	25,014	(1,691)
Comprehensive income	**$44,181**	**$63,465**	**$6,778**

Condensed Statements of Cash Flows (Parent Company Only)	2003	2002	2001
Years Ended June 30, (In thousands)			
Cash flows from operating activities:			
Net income	$51,320	$38,451	$8,469
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings from banking subsidiary	(39,525)	(30,151)	–
Equity in undistributed earnings from non banking subsidiaries	(485)	(293)	(88)
Net amortization of premiums on investment securities	208	26	395
Realized gain on sale of investments	(300)	–	–
Deferred income tax expense (benefit)	202	(202)	–
Amortization of goodwill	–	–	18
Decrease (increase) in other assets	99	(746)	(557)
Decrease in accrued expenses and other liabilities	(76)	–	–
Total adjustments	**(39,877)**	**(31,366)**	**(232)**
Net cash provided by operating activities	**11,443**	**7,085**	**8,237**
Cash flows from investing activities:			
Purchases of investment securities available-for-sale	(18,236)	(35,705)	–
Redemptions and sales of investment securities available-for-sale	11,367	5,320	4,195
Dividends received from bank subsidiary prior year earnings	–	–	11,422
Acquisition of and capital contribution in nonbank subsidiaries	(1,591)	(1,083)	(1)
Net cash provided by (used in) investing activities	**(8,460)**	**(31,468)**	**15,616**
Cash flows from financing activities:			
Net increase in securities sold under agreements to repurchase	7,599	–	–
Proceeds from exercise of stock options	5,086	1,670	396
Net increase (decrease) in due to nonbank subsidiaries, net	52	(184)	(10,442)
Net increase in due to bank subsidiary, net	1,495	449	–
Proceeds from issuance of subordinated notes payable to nonbank subsidiary	–	36,083	–
Purchases of treasury stock	(2,214)	(3,023)	(3,535)
Dividends paid	(11,395)	(10,039)	(9,920)
Net cash provided by (used in) financing activities	**623**	**24,956**	**(23,501)**
Increase in cash and cash equivalents	**3,606**	**573**	**351**
Cash and cash equivalents at beginning of year	950	377	25
Cash and cash equivalents at end of year	**$ 4,556**	**$ 950**	**$ 376**

18. Subssequent Event

On August 29, 2003 the Group filed a registration statement on Form S-3 with the Securities and Exchange Commission for a proposed issue of up to 1,380,000 shares of Non-cummulative Monthly Income Preferred Stock, Series B, at $25 per share, which was amended by Pre-effective Amendment No. 1 on September 8, 2003. Proceeds from issuance of the Series B Preferred Stock, are expected to be $33,106,903, net of $1,393,097 of expenses.

The rights, preferences and privileges of the Series B Preferred Stock are substantially similar to the rights, preferences and privileges of the outstanding Series A Preferred Stock, except as to the dividend rate and optional redemption dates of the Series B Preferred Stock.

General Information

Main Office

Carr. #1, km 15.1
Marginal San Roberto 1000
Río Piedras, PR 00927
Telephone (787) 771-6800
www.orientalonline.com

Transfer Agent and Registrar

American Stock Transfer
& Trust Company
6201 Fifteenth Avenue
Brooklyn, NY 11219
Telephone (718) 927-8275

Dividend Reinvestment Plan

Patrick J. Dunn
Oriental Financial Services
PO Box 195119,
San Juan, PR 00919
Telephone (787) 474-1993
Fax (787) 474-1997
e-mail: pdunn@orientalfg.com

Independent Certified Public Accountants

Deloitte & Touche LLP
Hato Rey Tower
268 Muñoz Rivera Ave.
San Juan, PR 00918-9923

Form 10-K

Annual Report on Form 10-K filed with the SEC is available on request from:
Robert P. Schoene
Oriental Financial Group
PO Box 195115
San Juan PR 00919-5115
Telephone (787) 771-6800
Fax (787) 771-6875
e-mail: rpschoene@caribe.net

Annual Meeting

The Annual Meeting of Stockholders will be held October 28, 2003 at 10:00 am
Conference Room 9-A
McConnel Valdés Offices,
270 Muñoz Rivera Avenue,
9th Floor,
Hato Rey, Puerto Rico

Branch Offices

Metropolitan Region
Río Piedras – San Roberto
Bayamón
Caguas Bairoa
Carolina
Carolina Escorial
Hato Rey – Ponce de León
Las Cumbres
Calería San Patricio
Caguas HIMA
Hato Rey – Chardón Tower

Eastern Region
Ceiba
Fajardo
Guayama
Humacao Pueblo
Las Piedras
Naguabo
Humacao Oriental Center
San Lorenzo
Yabucoa

Western Region
Arecibo
Cayey
Mayagüez
Ponce

ORIENTAL FINANCIAL GROUP
(NYSE:OFG)

Oriental Group Financial Planners

Banking Division
Oriental Group Trust
Oriental Group Financial Services
Oriental Insurance
Caribbean Pension Consultants

Consumer Banking
Commercial Banking
Mortgage Banking
IRAs
Financial Planning

Keoghs
Investment Banking

401(k) Plans
Investment Products
Stocks
Bonds
Mutual Funds
Custodial Services

Complete Trust Services

Business Lines

Design: ID Group / Text: Robert P. Schoene / Main Photography: Tomás Gual / Printing: Suncoast Graphics


ORIENTAL FINANCIAL GROUP

NYSE:OFG
www.OrientalOnline.com